     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1998

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         AMERICAN ITALIAN PASTA COMPANY
             (Exact name of registrant as specified in its charter)

            DELAWARE                            2099                           84-1032638
  (State or other jurisdiction      (Primary Standard Industrial             (IRS Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)

                                1000 ITALIAN WAY
                       EXCELSIOR SPRINGS, MISSOURI 64024
                                 (816) 502-6000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               TIMOTHY S. WEBSTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         AMERICAN ITALIAN PASTA COMPANY
                                1000 ITALIAN WAY
                       EXCELSIOR SPRINGS, MISSOURI 64024
                                 (816) 502-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   Copies to:

             JAMES A. HEETER, ESQ.                              JOHN J. MCCARTHY, JR., ESQ.
         SONNENSCHEIN NATH & ROSENTHAL                             DAVIS POLK & WARDWELL
          4520 MAIN STREET, SUITE 1100                              450 LEXINGTON AVENUE
          KANSAS CITY, MISSOURI 64111                             NEW YORK, NEW YORK 10017
                 (816) 932-4400                                        (212) 450-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                         AMOUNT TO BE       PROPOSED MAXIMUM     PROPOSED MAXIMUM         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO     REGISTERED(1)     OFFERING PRICE PER   AGGREGATE OFFERING    REGISTRATION FEE
           BE REGISTERED                                        SHARE(2)             PRICE(2)
------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
$.001 par value.....................   6,210,000 shares          $36.25            $225,112,500            $66,409
========================================================================================================================

(1) Includes 810,000 shares which the U.S. Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low sales prices of the Class A Common Stock as reported on the New York Stock Exchange Composite Transactions Tape on April 7, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the Registrant's Class A Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Class A Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labeled "Alternate International Cover Page."

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)
Issued April 9, 1998

                                5,400,000 Shares
                                                                       AIPC LOGO
                         American Italian Pasta Company
                              CLASS A COMMON STOCK
                            ------------------------

OF THE 5,400,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 1,000,000 SHARES ARE BEING SOLD BY THE COMPANY AND 4,400,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF CLASS A COMMON STOCK
 BY SUCH SELLING STOCKHOLDERS. OF THE 5,400,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 4,320,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED
   STATES AND CANADA BY THE U.S. UNDERWRITERS AND 1,080,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." THE CLASS A COMMON STOCK OF THE COMPANY IS
LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "PLB." ON APRIL 7, 1998,
 THE REPORTED LAST SALE PRICE OF THE CLASS A COMMON STOCK ON THE NEW YORK STOCK
          EXCHANGE COMPOSITE TRANSACTIONS TAPE WAS $36 3/8 PER SHARE.

                            ------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                               PRICE $   A SHARE
                            ------------------------

                                                  Underwriting
                               Price to           Discounts and         Proceeds to      Proceeds to Selling
                                Public           Commissions(1)         Company(2)          Stockholders
                               --------          --------------         -----------      -------------------
Per Share...............           $                    $                    $                    $
Total(3)................           $                    $                    $                    $

------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

(2) Before deducting expenses payable by the Company estimated at $750,000.

(3) Certain Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 810,000 additional Shares of Class A Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
    commissions and proceeds to selling stockholders will be $        ,
    $        and $        , respectively. The Company will not receive any
    proceeds from the sale of Shares of Class A Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriters."

                            ------------------------

     The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares of Class A Common Stock
will be made on or about           , 1998 at the office of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
            BT ALEX. BROWN
                         GOLDMAN, SACHS & CO.
                                     GEORGE K. BAUM & COMPANY
          , 1998

                                    Picture

                       AIPC's Pasta LaBella Branded Pasta

                                    Picture

*Muellers(R) is a registered trademark of Bestfoods

                              Products Produced by
                               AIPC for Bestfoods

                                    Picture

                              AIPC's Private Label

                               and Branded Pasta

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, BY THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING STOCKHOLDERS AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Additional Information.................    4
Prospectus Summary.....................    5
Risk Factors...........................   11
Use of Proceeds........................   17
Price Range of Common Stock and
  Dividend Policy......................   17
Capitalization.........................   18
Selected Financial and Other Data......   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   21
Business...............................   31

                                         PAGE
                                         ----
Management.............................   43
Certain Relationships and Related
  Transactions.........................   53
Principal and Selling Stockholders.....   55
Description of Capital Stock...........   57
Shares Eligible for Future Sale........   59
Certain United States Federal Income
  Tax Considerations for Non-U.S.
  Holders..............................   61
Underwriters...........................   64
Legal Matters..........................   67
Experts................................   67
Index to Financial Statements..........  F-1

                            ------------------------
     This Prospectus contains forward-looking statements and information based upon assumptions by the Company's management, as of the date of this Prospectus, including assumptions about risks and uncertainties faced by the Company. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified in "Risk Factors" beginning on page 12. This report has been filed with the Securities and Exchange Commission (the "SEC" or the "Commission") in Washington, D.C. and can be obtained by contacting the SEC's public reference operations or obtaining it through the SEC's web site on the World Wide Web at http://www.sec.gov. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. The Company undertakes no obligation to update any forward-looking statements in this Prospectus to reflect future events or developments.
                            ------------------------
     The Company holds a number of federally registered and common law trademarks, which are used throughout this Prospectus. The Company has registered the following marks with the U.S. Patent and Trademark Office: AIPC American Italian Pasta Company(R), Pasta LaBella(R), and Montalcino(R). The Company also has pending trademark applications with the U.S. Patent and Trademark Office for the following marks: Calabria(TM) and Heartland(TM). Additionally, a number of federally registered trademarks are used throughout this Prospectus that are not owned by the Company. Mueller's(R) is a registered trademark of Bestfoods, formerly CPC International Inc. ("Bestfoods"). San Giorgio(R) and Ronzoni(R) are registered trademarks of Hershey Foods Corporation ("Hershey"). Prince(R) and Creamette(R) are registered trademarks of Borden Foods Holdings Corporation ("Borden").
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement with the Securities and Exchange Commission (the "Commission") on Form S-1 under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by rules of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. With respect to each such contract or other document filed as a part of or otherwise incorporated in the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, including the schedules and exhibits thereto, as well as such reports, proxy statements and other information filed by the Company can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices maintained by the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR. The Class A Common Stock is listed on the New York Stock Exchange and copies of such materials may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10015.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all references in this Prospectus to (i) the "Company" and "AIPC" shall mean American Italian Pasta Company, a Delaware corporation, and its predecessor unless the context otherwise requires; and (ii) "pasta" shall mean dry pasta, including dry pasta used in shelf-stable, frozen and canned pasta products. Unless otherwise indicated, all information in this Prospectus assumes the U.S. Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

OVERVIEW

     AIPC is the second largest and one of the fastest-growing producers and marketers of pasta in North America. The Company commenced operations in 1988 with the North American introduction of new, highly-efficient durum wheat milling and pasta production technology. Management believes that the Company's singular focus on pasta, vertically-integrated facilities, continued technological improvements and development of a highly-skilled workforce enable AIPC to produce high-quality pasta at costs below those of many of its competitors. Management believes that the combination of the Company's cost structure, the average age of its competitors' North American pasta production equipment and the growing pasta consumption in North America creates significant opportunities for continued growth. The Company's revenue and operating income were $135.1 million and $20.7 million, respectively, for the twelve-month period ended December 31, 1997, and grew at compound annual growth rates ("CAGR") of 30% and 33%, respectively, over the five-year period ended December 31, 1997.

     The Company has rapidly established a significant market presence in North America by developing strategic customer relationships with food industry leaders that have substantial pasta requirements. North American pasta consumption exceeded 5.0 billion pounds in 1996 and is expected to grow based on industry and trade sources and the Company's own analysis. The Company has a long-term supply agreement with Sysco Corporation ("Sysco"), the nation's largest marketer and distributor of foodservice products. AIPC is now the exclusive producer of Mueller's(R) pursuant to a long-term manufacturing and distribution agreement with Bestfoods, formerly CPC International Inc. ("Bestfoods"). AIPC is also the primary supplier of pasta to Sam's Wholesale Club ("Sam's Club"), the largest club store chain in the United States, and supplies private label and branded pasta to six of the 10 largest grocery retailers in the United States, including Wal*Mart, A&P, Publix, Albertsons, American Stores and Winn-Dixie. In recent months, the Company has added several new customers including Harris Teeter, Spartan, Meijer and Ahold/Finast. In addition, AIPC has developed supply relationships with industrial users of pasta, such as Pillsbury, General Mills and Kraft Foods which use the Company's pasta as an ingredient in branded food products.

     The Company produces more than 80 dry pasta shapes in two vertically-integrated production and distribution facilities, strategically located in Excelsior Springs, Missouri and Columbia, South Carolina. The construction of the Missouri plant in 1988 represented the first use in North America of a vertically-integrated, high-capacity pasta plant using Italian pasta production technology. Management believes that this plant continues to be among the most efficient and highly-automated pasta facilities in North America. The South Carolina plant, which commenced operations in 1995, produces only pasta shapes conducive to high-volume production and employs a highly-skilled, self-managed workforce. The Company recently completed a significant portion of its capital expenditure program initiated in 1997 which increased the Company's annual pasta production capacity to approximately 500 million pounds and added a highly-automated durum wheat mill to its South Carolina plant. Management believes the South Carolina plant is now the largest and most efficient pasta producing facility in North America in terms of productivity and conversion cost per pound. The Company anticipates that the planned additional capacity expansion at the Missouri facility, including new high-speed, high-output pasta production lines and expansion of its distribution facility, will be completed by June 1998. This expansion will increase the Company's annual production capacity to more than 600 million pounds.

PROPOSED HARVEST STATES ALLIANCE

     In November 1997, the Company announced a letter of intent with Amber Milling Company, a division of Harvest States Cooperatives ("Harvest States"), one of the largest agribusiness cooperatives in the United States. The proposed business arrangement contemplates AIPC constructing a highly efficient, state-of-the-art pasta production facility adjacent to Harvest States' recently constructed wheat mill in Kenosha, Wisconsin. Under the terms of the contemplated arrangement, Harvest States would transfer to AIPC the land and infrastructure for the facility and supply semolina and other raw materials to the proposed plant under a long-term supply agreement. AIPC anticipates the proposed facility would initially target the growing industrial pasta market. The Company estimates it would invest approximately $30 million in capital expenditures to construct the facility, with a targeted annual capacity of approximately 150 million pounds. The Harvest States alliance is subject to final negotiations and agreement, several pre-conditions and board of directors' approval from both parties prior to July 1, 1998. There can be no assurance that a definitive agreement will be reached or that, if reached, the Company will be able to implement successfully the Harvest States alliance. See "Risk Factors -- Failure to Implement Harvest States Alliance."

     Management believes the Harvest States alliance would create strategic advantages by: (i) accelerating the time line for constructing a third facility targeting the growing industrial pasta market; (ii) creating highly efficient capacity to support future growth; (iii) providing long-term access to the variety of raw materials needed to support the industrial pasta market (several of which AIPC cannot produce currently in its durum semolina mills); (iv) making available rail and highway infrastructure allowing for efficient distribution to AIPC's customers; and (v) providing access to Harvest States' durum wheat origination network, which is the largest in the United States, and handles over 50% of U.S. durum wheat. The Harvest States alliance would expand AIPC's vertical integration strategy to Harvest States' Kenosha mill, one of North America's newest and most efficient mills. Additionally, Harvest States' Kenosha mill uses the same high-quality, state-of-the-art milling equipment and technology as AIPC's existing mills, ensuring product consistency for existing customers.

OPERATING STRATEGY

     The Company's operating strategy is to grow revenues and profitability by offering customers the highest quality pasta products at competitive prices with superior customer service. Key elements of the Company's operating strategy are to:

          - Continue to Lead the Industry as a Low Cost Producer of High Quality Pasta. AIPC has successfully implemented production and capital investment strategies designed to achieve low-cost production of high-quality products. AIPC has distinguished itself from most major pasta producers by vertically integrating the durum wheat milling function with the production process and strategically locating its distribution centers. Management believes that its facilities are among the most efficient pasta production facilities in North America in terms of productivity and conversion cost per pound, and that its vertically-integrated processes produce pasta of superior color, texture, flavor and consistency. The Company expects to realize additional operating efficiencies through the current expansion programs at its existing facilities, and ongoing improvement programs.

          - Expand Customer-Driven Strategy. The Company is committed to developing and maintaining strategic relationships with customers who (i) are food industry leaders requiring a significant volume of high-quality pasta; (ii) have committed marketing and sales resources to growing their pasta business; and (iii) pursue long-term supplier relationships. The Company has followed this strategy since commencing operations in 1988, beginning with an agreement with Sysco, and has developed strategic supply relationships with Bestfoods, Sam's Club and leading grocery retailers. Management believes that these strategic relationships increase sales and operating efficiencies, facilitate AIPC's investment in new technology, create distribution synergies, and enable closer involvement in its customers' pasta businesses.

          - Provide Superior Customer Service. The Company develops and enhances customer relationships by providing superior service and technical support to its customers. The Company has invested heavily in the development of a broad range of customer service programs, including electronic data interchange ("EDI") and efficient consumer response ("ECR") which streamline the order, invoicing and inventory management functions. The Company provides marketing, technical and service support to its customers by assisting customers with supply and category management decisions, producing pasta to its customers' specifications and making operational recommendations to its customers using pasta as an ingredient in their food products.

GROWTH STRATEGY

     The Company continues to implement its growth strategy, which builds on the Company's operating strategy and industry trends. Key elements of the Company's growth strategy are to:

          - Continue Bestfoods Business Expansion. The Company was selected in 1997 to be the exclusive producer of Bestfoods' Mueller's brand pasta, the largest pasta brand in North America, and has transferred production of substantially all of Mueller's primarily to its recently expanded South Carolina facility. Management believes that the Company's experience in servicing large pasta supply agreements and its current expansion of its South Carolina and Missouri milling, pasta production and distribution facilities will enable AIPC to support potential future growth. Management anticipates Bestfoods' annual volume requirement will represent an approximately 60% increase over the Company's fiscal 1997 production volume.

          - Obtain Additional Private Label Volume. The Company intends to continue to grow its existing private label customer volume and secure additional private label customers by continuing to offer quality products, competitive pricing, category management and superior customer service. Management believes that AIPC's prospects for growth in the private label market have been enhanced since Borden Foods Holdings Corporation ("Borden"), historically the largest private label supplier in North America, discontinued its private label pasta business in 1997.

          - Increase Sales to Industrial Customers. The Company believes that industrial users of pasta will continue to require increasing quantities of pasta and that a greater portion of these requirements will be outsourced to more efficient producers of high-quality pasta, such as AIPC. Management has identified additional strategic opportunities with industrial users of pasta which may result in incremental growth, new product development and cost savings opportunities in the future. See "-- Proposed Harvest States Alliance."

          - Continue Product Innovation. In 1995, the Company introduced Pasta LaBella flavored pasta, a line of all natural, full-flavored pasta products utilizing patented flavoring technology and AIPC's proprietary production process. In addition to pursuing increased sales with institutional customers, the Company is exploring potential sales and marketing alliances to expand retail distribution of Pasta LaBella flavored pasta. AIPC also intends to continue assisting its customers with innovative products and packaging, and the development of additional value-added products intended to generate higher sales values and margins than traditional pasta products.

                                   OWNERSHIP

     As of the date of this Prospectus, The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF"), Morgan Stanley Capital Partners III, L.P. and certain affiliated funds (the "MSCP Funds" and with MSLEF, the "Morgan Stanley Stockholders") own approximately 32.5% of the outstanding Common Stock. Upon consummation of the Offering, the Morgan Stanley Stockholders will own approximately 7.8% of the outstanding Common Stock (3.4% if the U.S. Underwriters' over-allotment option is exercised). See "Principal and Selling Stockholders" and "Underwriters." Shares of Class A Common Stock held by the Morgan Stanley Stockholders and certain related persons are, in certain circumstances, convertible into an equal number of shares of Class B non-voting common stock, par value $.001 per share, of the Company ("Class B Common Stock") and vice versa. See "Description of Capital Stock -- General."

                                  THE OFFERING

Class A Common Stock offered by:
  The Company................................    1,000,000 shares
  The Selling Stockholders...................    4,400,000 shares(1)
                                                 -----------------
     Total...................................    5,400,000 shares
                                                 =================
Class A Common Stock offered in:
  U.S. Offering..............................    4,320,000 shares
  International Offering.....................    1,080,000 shares
     Total...................................    5,400,000 shares
                                                 =================
Common Stock outstanding after the               17,978,680 shares(2)
  Offering...................................
Use of proceeds..............................    The net proceeds to the Company from the
                                                 Offering will be used to repay a portion of
                                                 its indebtedness under its credit facility
                                                 (the "Credit Facility") and for general
                                                 corporate purposes. The Company will not
                                                 receive any proceeds from the sale of Class A
                                                 Common Stock by any Selling Stockholder. See
                                                 "Use of Proceeds."
New York Stock Exchange Symbol...............    PLB

---------------

(1) Of such shares, 4,048,738 shares are being offered by The Morgan Stanley Stockholders, 150,000 shares are being offered by Thompson Holdings, L.P. ("Thompson Holdings"), a limited partnership of which Richard C. Thompson, a director of the Company, is the only limited partner, 90,631 shares are being offered by each of Horst W. Schroeder, Chairman of the Board, and Timothy S. Webster, President and Chief Executive Officer, and 20,000 shares are being offered by Norman F. Abreo. The shares offered by Messrs. Schroeder, Webster and Abreo were recently acquired by them pursuant to exercises of stock options under the Company's 1992 Stock Option Plan. The Morgan Stanley Stockholders, Thompson Holdings and Messrs. Schroeder, Webster and Abreo are sometimes referred to herein as the "Selling Stockholders." Such shares do not include up to 810,000 shares that may sold by the Selling Stockholders pursuant to the exercise of the U.S. Underwriters' over-allotment option. See "Principal and Selling Stockholders."

(2) Does not include 2,002,402 shares of Class A Common Stock issuable upon exercise of stock options granted under the Company's three stock option plans, of which options to purchase 1,445,394 shares are currently outstanding but not exercisable and options to purchase 557,008 shares are currently outstanding and exercisable. See "Management -- Stock Option Plans."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Class A Common Stock.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The summary statement of operations data for the fiscal year ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the fiscal year ended September 30, 1997 are derived from, and are qualified by reference to, the audited Financial Statements of the Company included elsewhere in this Prospectus. The summary statement of operations data for the fiscal years ended December 31, 1993 and 1994 have been derived from audited Financial Statements of the Company not included herein. The summary statement of operations data for the twelve-month period ended September 30, 1996, and the three-month periods ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1997 have been derived from the Company's unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations and financial position for such periods and as of such dates. The statement of operations data of the Company for the twelve-month period ended September 30, 1996 are included herein only for comparison purposes. In 1996, the Company changed its fiscal year end from December 31 to the last Friday of September or the first Friday of October. This change resulted in a nine-month fiscal period ended September 30, 1996, a 53-week year for fiscal 1997, and a 52- or 53-week year for all subsequent fiscal years. The Company's first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 of each year. For purposes of this Prospectus, the 1996 fiscal year is described as the nine-month fiscal period ended September 30, 1996. The following summary financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                                  NINE-MONTH
                                        FISCAL YEAR ENDED        FISCAL PERIOD   TWELVE-MONTH     FISCAL YEAR
                                          DECEMBER 31,               ENDED       PERIOD ENDED        ENDED
                                   ---------------------------   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                    1993      1994      1995         1996            1996            1997
                                   -------   -------   -------   -------------   -------------   -------------
                                                                                  (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS DATA:
Revenues.........................  $47,872   $69,465   $92,903      $92,074        $121,149        $129,143
Cost of goods sold...............   35,081    54,393    73,851       68,555          91,230          93,467
Plant expansion
 costs (1).......................    1,171       484     2,065           --              --              --
                                   -------   -------   -------      -------        --------        --------
Gross profit.....................   11,620    14,588    16,987       23,519          29,919          35,676
Selling and marketing expense,
 including product introduction
 costs (2).......................    2,883     3,792     5,303       16,798          18,445          13,664
General and administrative
 expense.........................    2,049     1,951     2,930        2,805           3,686           3,766
                                   -------   -------   -------      -------        --------        --------
Operating profit.................    6,688     8,845     8,754        3,916           7,788          18,246
Interest expense, net............    3,210     4,975     8,008        8,023          10,770          10,119
                                   -------   -------   -------      -------        --------        --------
Income (loss) before income tax
 and extraordinary loss..........    3,478     3,870       746       (4,107)         (2,982)          8,127
Income tax.......................   (3,221)    1,484       270       (1,556)         (1,139)          3,070
                                   -------   -------   -------      -------        --------        --------
Income (loss) before
 extraordinary loss..............    6,699     2,386       476       (2,551)         (1,843)          5,057
Extraordinary loss, net of income
 tax (3).........................       --       204        --        1,647           1,647              --
                                   -------   -------   -------      -------        --------        --------
Net income (loss)................  $ 6,699   $ 2,182   $   476      $(4,198)       $ (3,490)       $  5,057
                                   =======   =======   =======      =======        ========        ========
Pro forma net income (loss)
 before extraordinary loss per
 common share -- assuming
 dilution (4)....................  $   .65   $   .23   $   .05      $  (.25)       $   (.18)       $    .42
Pro forma net income (loss) per
 common share -- assuming
 dilution (4)....................      .65       .21       .05         (.41)           (.34)            .42
Pro forma weighted average common
 shares outstanding -- assuming
 dilution (4)....................   10,377    10,389    10,433       10,223          10,219          12,119


                                   THREE-MONTH PERIOD ENDED
                                         DECEMBER 31,
                                   -------------------------
                                      1996          1997
                                   -----------   -----------
                                   (UNAUDITED)   (UNAUDITED)

STATEMENT OF OPERATIONS DATA:
Revenues.........................    $29,547       $35,536
Cost of goods sold...............     21,149        25,760
Plant expansion
 costs (1).......................         --           266
                                     -------       -------
Gross profit.....................      8,398         9,510
Selling and marketing expense,
 including product introduction
 costs (2).......................      4,453         2,631
General and administrative
 expense.........................        693         1,188
                                     -------       -------
Operating profit.................      3,252         5,691
Interest expense, net............      2,552           264
                                     -------       -------
Income (loss) before income tax
 and extraordinary loss..........        700         5,427
Income tax.......................        268         2,062
                                     -------       -------
Income (loss) before
 extraordinary loss..............        432         3,365
Extraordinary loss, net of income
 tax (3).........................         --         2,332
                                     -------       -------
Net income (loss)................    $   432       $ 1,033
                                     =======       =======
Pro forma net income (loss)
 before extraordinary loss per
 common share -- assuming
 dilution (4)....................    $   .04       $   .19
Pro forma net income (loss) per
 common share -- assuming
 dilution (4)....................        .04           .06
Pro forma weighted average common
 shares outstanding -- assuming
 dilution (4)....................     10,480        17,455

                                            (footnotes appear on following page)

                                                                  NINE-MONTH
                                        FISCAL YEAR ENDED        FISCAL PERIOD   TWELVE-MONTH     FISCAL YEAR
                                          DECEMBER 31,               ENDED       PERIOD ENDED        ENDED
                                   ---------------------------   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                    1993      1994      1995         1996            1996            1997
                                   -------   -------   -------   -------------   -------------   -------------
                                                                                  (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
OTHER DATA:
EBITDA (5).......................  $ 9,495   $12,408   $13,836      $ 8,994        $ 13,936        $ 25,502
EBITDA as a percent of
 revenues(5).....................     19.8%     17.9%     14.9%         9.8%           11.5%           19.7%
Revenue per employee (end of
 period).........................  $   244   $   288   $   361           NM        $    445        $    432
Working capital excluding current
 maturities of long-term debt
 (average for the period) as a
 percent of revenues.............    14.2%     12.0%      4.6%           NM             7.0%            8.5%
Cash flows provided by (used in):
 Operating activities............  $ 4,787   $ 3,690   $ 5,730      $(7,477)       $ (2,960)       $ 23,071
 Investing activities............  (15,139)  (25,431)  (38,789)      (3,041)         (7,125)        (28,428)
 Financing activities............   10,382    19,603    33,066       12,318          12,679           6,263
Earnings to fixed
 charges.........................     1.87x     1.48x      .92x         .28x            .57x           1.72x


                                   THREE-MONTH PERIOD ENDED
                                         DECEMBER 31,
                                   -------------------------
                                      1996          1997
                                   -----------   -----------
                                   (UNAUDITED)   (UNAUDITED)

OTHER DATA:
EBITDA (5).......................    $ 4,957       $ 7,559
EBITDA as a percent of
 revenues(5).....................       16.8%         21.3%
Revenue per employee (end of
 period).........................         NM            NM
Working capital excluding current
 maturities of long-term debt
 (average for the period) as a
 percent of revenues.............         NM            NM
Cash flows provided by (used in):
 Operating activities............    $ 2,464       $ 3,291
 Investing activities............       (829)      (26,302)
 Financing activities............     (1,775)       21,974
Earnings to fixed
 charges.........................      12.68x        44.65x

                                                               AS OF DECEMBER 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(6)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and temporary investments..............................  $  1,687      $  7,105
Working capital.............................................    14,117        22,119
Total assets................................................   184,933       192,935
Long-term debt, less current maturities.....................    35,638         6,638
Stockholders' equity........................................   130,731       167,733

---------------
(1) Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, are reported as a separate line item in the statement of operations.

(2) Selling and marketing expense includes incremental product introduction costs, including payment of product placement or "slotting" fees, related to the Company's launch of its Pasta LaBella flavored pasta products into the U.S. retail grocery market. The Company did not incur such product introduction costs prior to the nine-month fiscal period ended September 30, 1996. Product introduction costs were incurred as follows: $8.1 million for the nine-month fiscal period ended September 30, 1996, $8.1 million for the twelve-month period ended September 30, 1996, $2.9 million for the fiscal year ended September 30, 1997 and $1.5 million for the three-month period ended December 31, 1996. There were no such costs for the three-month period ended December 31, 1997.

(3) Represents losses due to early extinguishment of long-term debt, net of income tax.

(4) Earnings per share is presented on a pro forma basis giving effect to the consummation of the Recapitalization in connection with the Company's October 1997 initial public offering. The earnings per share amounts prior to the three-month period ended December 31, 1997 have been restated as required to comply with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." For further discussion of earnings per share and the impact of SFAS No. 128, see the Notes to the Financial Statements beginning on page F-7.

(5) EBITDA represents earnings before interest, income taxes, depreciation and amortization, thereby removing the effect of certain non-cash charges on income. Management believes that EBITDA is a meaningful measure of operating performance, cash generation and ability to service debt. However, EBITDA should not be considered as an alternative either to: (i) net earnings (determined in accordance with U.S. generally accepted accounting principles ("GAAP")); (ii) operating cash flow (determined in accordance with GAAP); or
    (iii) liquidity. There can be no assurance that the Company's calculation of EBITDA is comparable to similarly-titled items reported by other companies.

(6) Adjusted to give effect to the issuance and sale by the Company of 1,000,000 shares of Class A Common Stock in the Offering at an assumed offering price per share of $36 3/8 (the reported last sale price of the Class A Common Stock on April 7, 1998, as reported on the New York Stock Exchange Composite Transactions Tape), after deducting underwriting discounts and commission and estimated offering expenses and the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the shares of Class A Common Stock offered hereby.

COMPETITION

     The Company operates in a highly-competitive environment against numerous well-established national, regional and foreign companies, and many smaller companies in the procurement of raw materials, the development of new pasta products and product lines, the improvement and expansion of previously introduced pasta products and product lines and the production, marketing and distribution of pasta products. Several of these companies have longer operating histories, broader product lines, significantly greater brand recognition and greater production capacity and financial and other resources than the Company. The Company's direct competitors include large multi-national companies such as food industry leader Hershey with brands such as San Giorgio(R) and Ronzoni(R), and Borden with brands such as Prince(R) and Creamette(R), regional U.S. producers of retail and institutional pasta such as Dakota Growers Pasta Company ("Dakota Growers"), a farmer-owned cooperative in North Dakota, Philadelphia Macaroni Co. Inc. ("Philadelphia Macaroni") and A. Zerega's Sons, Inc. ("Zerega's"), each an independent producer, and foreign companies such as Italian pasta producers De Cecco ("De Cecco") and Barilla.

     The Company's competitive environment depends to a significant extent on the aggregate industry capacity relative to aggregate demand for pasta products. Several domestic pasta producers have recently completed production facility additions or have commenced facility expansions to increase domestic production capacity. In addition to AIPC's current capital expansion, management believes that these capacity additions represent more than 200 million pounds in aggregate. Dakota Growers increased the capacity of its durum wheat milling operations in December 1996 and has completed a pasta production capacity expansion increasing its total annual pasta production capacity to approximately 250 million pounds. Dakota Growers also recently acquired Primo Piatta, a Minnesota-based pasta producer with annual production capacity of approximately 150 to 200 million pounds. Hershey recently added approximately 50 million pounds of pasta capacity to its facility in Winchester, Virginia. Barilla is currently building a pasta production plant near Ames, Iowa with an estimated annual pasta capacity of between 130 and 150 million pounds scheduled for completion in late 1998 or early 1999. Two major pasta producers have also reduced their pasta production capacity. Borden closed or sold five of its ten North American pasta plants in 1997, and Bestfoods eliminated its capacity of approximately 180 million pounds. Significant increases in industry capacity levels above demand for pasta products could have a material adverse effect on the Company's business, financial condition and results of operations.

     Several foreign producers, based principally in Italy and Turkey, have aggressively targeted the U.S. pasta market in recent years. In 1996, a U.S. Department of Commerce investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefitting from subsidies from their respective governments. Effective July 1996, the U.S. International Trade Commission ("ITC") imposed anti-dumping and countervailing duties on Italian and Turkish imports. While such duties may enable the Company and its domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market, there can be no assurance that the duties will be maintained for any length of time, or that these or other foreign producers will not sell competing products in the United States at prices less than those of the Company. Such practices, if continued or increased, could have a material adverse effect on the Company's business, financial condition and results of operations. Bulk imported pasta, and pasta produced in the U.S. by foreign firms, are generally not subject to such anti-dumping and countervailing duties. The Department of Commerce currently is conducting an administrative review of its anti-dumping and countervailing duty orders of July 1996 relating to three Turkish and 16 Italian pasta producers, including Barilla and De Cecco. On January 22, 1998, the Department of Commerce indicated that it intends to issue preliminary findings not later than July 1, 1998, with final results of its review expected by October 1, 1988. The Company cannot predict the outcome of the Department of Commerce's review. See "Business -- Pasta Industry -- Pasta Production Capacity" and "-- Competition."

DEPENDENCE ON MAJOR CUSTOMERS

     Historically, a limited number of customers have accounted for a substantial portion of the Company's revenues. During 1995, the nine-month fiscal period ended September 30, 1996, the fiscal year ended September 30, 1997 and the three-month period ended December 31, 1997, Sysco accounted for approximately 33%, 27%, 27% and 21%, respectively, and sales to Sam's Club accounted for approximately 23%, 19%, 22% and 26%, respectively, of the Company's revenues. The Company expects it will continue to rely on a limited number of major customers for a substantial portion of its revenues in the future. Management believes that a majority of the Company's fiscal 1998 revenues will be derived from combined sales to Sysco, Sam's Club and Bestfoods. The Company has an exclusive supply contract with Sysco (the "Sysco Agreement") through June 2000, subject to renewal by Sysco for two additional three-year periods. In April 1997, the Company entered into a long-term manufacturing and distribution agreement with Bestfoods (the "Bestfoods Agreement") that requires Bestfoods to purchase a minimum of 175 million pounds of pasta annually for nine years. The Company does not have supply contracts with a substantial number of its customers, including Sam's Club. Accordingly, the Company is dependent upon its customers to sell the Company's products and to assist the Company in promoting market acceptance of, and creating demand for, the Company's products. An adverse change in, or termination or expiration without renewal of, the Company's relationships with or the financial viability of one or more of its major customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, certain exclusivity provisions of the Sysco Agreement and Bestfoods Agreement prevent AIPC from producing and supplying competitors of Sysco and Bestfoods with certain pasta products. Under the Sysco Agreement, the Company is restricted from supplying pasta products to foodservice businesses other than Sysco. Without Bestfoods's consent, AIPC may not produce branded retail pasta for Borden, Hershey Foods Corporation ("Hershey") or Barilla Alimentare S.p.A. ("Barilla"), and is limited to the production of an aggregate of 12 million pounds of branded pasta products annually for other producers. See "Business -- Production and Supply Agreements."

MANAGEMENT OF GROWTH, EXPANSION AND INTEGRATION OF BESTFOODS BUSINESS

     The Company has experienced rapid growth and management expects significant additional growth in the future. Successful management of any such future growth will require the Company to continue to invest in and enhance its operational, financial and management information resources and systems, attract and retain management personnel to manage such resources and systems, accurately forecast sales demand and meet such demand, accurately forecast retail sales, control its overhead, and attract, train, motivate and manage its employees effectively. There can be no assurance that the Company will continue to grow, or that it will be effective in managing its future growth. Any failure to effectively manage growth could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is required to produce substantially all of Bestfoods Mueller's brand pasta, which has averaged approximately 200 million pounds of pasta annually over the last five years. The Company has successfully completed its capital expansion of the South Carolina milling, production and distribution facilities and expects the expansion of its Missouri facilities to be fully completed in June 1998. Management believes this increase in capacity of approximately 100% will allow AIPC to meet its significant volume and other obligations under the Bestfoods Agreement and provide for future growth. There can be no assurance, however, that such expanded facilities will be adequate to meet the Bestfoods volume requirements and any future growth or that future revenues from products produced at the expanded facilities will be sufficient to recover the Company's investment in the expansion.

FAILURE TO IMPLEMENT HARVEST STATES ALLIANCE

     In November 1997, the Company announced a letter of intent with Amber Milling Company, a division of Harvest States, for the possible construction and operation by AIPC of a new pasta production facility targeting the industrial pasta market. The new facility would be located adjacent to the Harvest States mill in Kenosha, Wisconsin. Reaching a final agreement is subject to several pre-conditions, and the specific terms of the alliance have not been finalized. There can be no assurance that the Company will be able to reach a definitive agreement with Harvest States, that any construction pursuant to such an agreement will be completed on schedule and within budget or that future revenues from products produced at the new facility will be sufficient to recover the Company's contemplated investment in the new facility. Any significant delay or cost overrun in finalizing the terms of the Harvest States alliance or the construction of the new facility could have a material adverse effect on the Company's future financial condition and results of operations.

RAW MATERIALS

     The principal raw material in the Company's products is durum wheat. Durum wheat is used almost exclusively in pasta production and is a narrowly traded, commodity crop. The Company attempts to minimize the effects of durum wheat cost fluctuations through forward purchase contracts and raw material cost-based pricing agreements with many of its customers. The Company's commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on profitability, but also may temporarily affect the Company's ability to benefit from possible durum wheat cost decreases. The supply and price of durum wheat is subject to market conditions and is influenced by numerous factors beyond the control of the Company, including general economic conditions, natural disasters and weather conditions, competition, and governmental programs and regulations. The supply and cost of durum wheat may also be adversely affected by insects, plant diseases and funguses. The Company also relies on the supply of plastic, corrugated and other packaging materials. The costs of durum wheat and packaging materials have varied widely in recent years and future changes in such costs may cause the Company's results of operations and margins to fluctuate significantly. A large, rapid increase in the cost of raw materials could have a material adverse effect on the Company's operating profit and margins unless and until the increased cost can be passed along to customers. Historically, changes in prices of the Company's pasta products have lagged changes in the Company's materials costs. Competitive pressures may also limit the ability of the Company to raise prices in response to increased raw material costs in the future. Accordingly, there can be no assurance as to whether, or the extent to which, the Company will be able to offset raw material cost increases with increased product prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Raw Materials and Supplies."

RELIANCE ON PASTA; PRODUCT LINE CONCENTRATION

     Since commencing operations in 1988, the Company has focused exclusively on the dry pasta industry. For the foreseeable future, AIPC expects to continue to receive substantially all of its revenues from the sale of pasta and pasta-related products. Because of this product concentration, any decline in the demand or pricing for dry pasta, any shift in consumer preferences away from dry pasta, or any other factor that adversely affects the pasta market, could have a more significant adverse effect on the Company's business, financial condition and results of operations than on pasta producers which also produce other products. In addition, the Company's pasta production equipment is highly specialized and is not adaptable to the production of non-pasta food products.

RELIANCE ON KEY PERSONNEL

     The Company's operations and prospects depend in large part on the performance of its senior management team, including Horst W. Schroeder, Chairman of the Board, Timothy S. Webster, President and Chief Executive Officer, David E. Watson, Executive Vice President and Chief Financial Officer, Norman F. Abreo, Executive Vice President of Operations, Darrel E. Bailey, Senior Vice President of Institutional Sales and Marketing, and David B. Potter, Senior Vice President of Procurement. No assurance can be given that the Company would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the Company's senior management team could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key person life insurance on any of its key employees. The Company has employment agreements with Messrs. Schroeder, Webster, Watson, Abreo and Potter. See "Management."

TRANSPORTATION

     Durum wheat is shipped to the Company's production facility in Missouri directly from North Dakota, Montana and Canada under a long-term rail contract with the Canadian Pacific Rail System. Durum wheat is also shipped to the Company's mill and production facility in South Carolina from the northern Midwest and southwest regions of the United States under a 10-year agreement with the Norfolk Southern Railway Company. Under both agreements, the Company is obligated to transport specified percentages of the Company's actual wheat requirements and, in the event such requirements are not met, the Company must reimburse the carrier for certain of its costs. The Company currently is in compliance with such volume obligations. An extended interruption in the Company's ability to ship durum wheat by railroad to its facilities could have a material adverse affect on the Company's business, financial condition and results of operations. The Company experienced a significant interruption in railroad shipments in 1994 due to a railroad strike. While the Company would attempt to transport such materials by alternative means if it were to experience another interruption due to strike, natural disasters or otherwise, there can be no assurance that the Company would be able to do so or be successful in doing so in a timely and cost-effective manner. See "Business -- Milling and Production Processes" and "-- Raw Materials and Supplies."

PRODUCTION AND INVENTORY MANAGEMENT

     Most of the Company's customers use, to some extent, inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers to meet consumer demand rather than on large inventories being maintained by retailers. Although these systems reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and thereby shift a portion of the retailer's inventory management cost to the supplier. The Company's production of excess inventory to meet anticipated retailer demand could result in markdowns and increased inventory carrying costs for the Company. In addition, if the Company underestimates the demand for its products, it may be unable to provide adequate supplies of pasta products to retailers in a timely fashion, and may consequently lose sales.

POTENTIAL VOLATILITY OF FUTURE QUARTERLY OPERATING RESULTS AND STOCK PRICE

     The Company's results of operations may fluctuate on a quarterly basis as a result of a number of factors, including total sales volumes, the timing and scope of new customer volumes, the timing and amounts of price adjustments due to durum wheat and other cost changes, the cost of raw materials, including durum wheat (see "Risk Factors -- Raw Materials"), plant expansion costs and interest expenses. In addition, the market price of the Class A Common Stock could fluctuate widely in response to various factors related to the Company, its competitors and the financial markets in general, and unrelated to the longer term operating performance of the Company. Such factors include, but are not limited to, quarterly operating results, changes in financial analysts' recommendations or earnings estimates and changes in general or regional economic conditions. Further, the stock market has experienced price and volume fluctuations in recent periods, and its volatility, even if unrelated to the operating performance of the Company, may adversely affect the market price of the Class A Common Stock.

RISK OF PRODUCT LIABILITY

     Although the Company has never been involved in a product liability lawsuit, the sale of food products for human consumption involves the risk of injury to consumers as a result of tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, aflatoxin and other agents, or residues introduced during the growing, storage, handling or transportation phases. While the Company is subject to U.S. Food & Drug Administration inspection and regulations and believes its facilities comply in all material respects with all applicable laws and regulations, there can be no assurance that consumption of the Company's products will not cause a health-related illness in the future or that the Company will not be subject to claims or lawsuits relating to such matters. The Company maintains product liability insurance in an amount which the Company believes to be adequate. However, there can be no assurance that the Company will not incur claims or liabilities for which it is not insured or that exceed the amount of its insurance coverage.

SENSITIVITY TO INTEREST RATE FLUCTUATIONS; COVENANT RESTRICTIONS

     As of March 31, 1998, the Company's indebtedness had a weighted average interest rate of 7.38% and approximately 80%, or $49.0 million, of the Company's indebtedness bore interest at variable rates. If the Company were to incur additional amounts of variable-rate indebtedness in the future, and if interest rates were to significantly increase thereafter, the Company's operating results and its ability to satisfy its debt service obligations may be materially and adversely affected. In connection with the amendment of the Company's Credit Facility in October 1997, the Company entered into a $20 million fixed rate swap.

     The limitations contained in the agreements relating to the Company's Credit Facility restrict the Company from paying dividends and could limit the ability of the Company to effect future debt or equity financings and may otherwise restrict corporate activities, including the ability to avoid defaults and to respond to competitive market conditions, to provide for capital expenditures beyond those permitted or to take advantage of business opportunities. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

YEAR 2000 COMPLIANCE

     Many of the Company's computer software and hardware systems currently are not, or will or may not be, able to read, calculate or output correctly using dates after 1999, and such systems will require significant modifications in order to be "Year 2000 compliant." This issue may adversely affect the operations and financial performance of the Company because its computer systems are an integral part of the Company's manufacturing and distribution activities as well as its accounting and other information systems and because the Company will have to divert financial resources and personnel to address this issue. The Company has reviewed its computer hardware and software systems and has begun upgrading those systems through modification or replacement. The Company currently anticipates this upgrading to be completed during 1998.

     Although the Company is not aware of any material operational impediments associated with upgrading its computer hardware and software systems to be Year 2000 compliant, there can be no assurance that the upgrade of the Company's computer systems will be completed on schedule, within budget, or will be free of defects. If any such risks materialize, the Company could experience material adverse consequences, material costs or both. Year 2000 compliance may also adversely affect the operations and financial performance of the Company indirectly by causing complications of, or otherwise affecting, the operations of any one or more of the Company's suppliers and customers. The Company intends to contact its significant suppliers and customers in the first half of calendar year 1998 in an attempt to identify any potential Year 2000 compliance issues with them. The Company is currently unable to anticipate the magnitude of the operational or financial impact on the Company of Year 2000 compliance issues with its suppliers and customers.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND STATUTORY PROVISIONS

     Charter and Bylaws. Certain provisions of the Company's Charter and By-laws (the "By-laws") could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. For example, the Charter and By-laws allow the Company to issue preferred stock with rights senior to those of the Class A Common Stock without stockholder action, require the Board of Directors to be divided into three classes serving three-year staggered terms, require stockholder actions to be effected only at annual or special stockholder meetings (unless the action to be effected by written consent of stockholders and the taking of such action by written consent have been approved in advance by the Board of Directors or unless the shareholder action involves the removal of a director nominated pursuant to the Stockholders Agreement and the person who nominated such director pursuant to the Stockholders Agreement votes in favor of the removal of such director pursuant to such written consent), require the affirmative vote of holders of two-thirds of the outstanding shares entitled to vote to remove directors (unless the removal of a director has been requested by a shareholder who designated such director as a nominee for election pursuant to the Stockholders Agreement, in which case such director can be removed with or without cause by the affirmative vote of holders of a simple majority of such shares), require the affirmative vote of holders of at least 80% of the outstanding shares to amend certain provisions of the Charter or to repeal or amend the Company's By-laws and impose various other procedural requirements on the taking of certain actions.

     Pursuant to the Charter, shares of preferred stock and Class A Common Stock may be issued in the future without further stockholder approval and, in the case of such preferred stock, upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The issuance of preferred stock and Class A Common Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate transactions, could have the effect of making it more difficult for a third party to acquire, or effectively preventing a third party from acquiring, a majority of the outstanding Common Stock of the Company. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions."

     Delaware Corporation Law. The Company also is subject to provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% of more of the corporation's common stock (an "Interested Stockholder") for three years after the person became an Interested Stockholder, unless the business combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender offer or similar transaction, even if favorable to the Company's stockholders. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions."

     Stockholders Agreement. In addition, the Stockholders Agreement grants the Morgan Stanley Stockholders the right to designate one nominee to the Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Upon consummation of the Offering, the Company will have outstanding an aggregate of 17,978,680 shares of Common Stock, assuming no exercise of outstanding options. Of these shares, all of the 5,400,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). Of the remaining 12,578,680 shares, 3,493,680 shares of Common Stock held by certain existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act. Beginning 90 days after the date of this Prospectus, 3,492,048 shares will be eligible for sale pursuant to Rule 144, provided the conditions of Rule 144 are met, upon expiration of the lock-up agreements at least 90 days after the date of this Prospectus. All officers, directors and certain stockholders and holders of vested options of the Company have agreed not to sell or otherwise transfer any shares of Common Stock or any other securities of the Company for a period of at least 90 days after the date of this Prospectus. Sales, or the possibility of sales, of Common Stock by certain of the Company's existing stockholders, whether in connection with the exercise of registration rights or otherwise, could adversely affect the market price of the Company's Class A Common Stock. The Company has granted the stockholders who are parties to the Stockholders Agreement, including the Morgan Stanley Stockholders, certain "demand" and "piggyback" registration rights with respect to the Common Stock owned by such stockholders. See "Certain Relationships and Related Transactions -- Stockholders Agreement" and "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS

     The Company has never declared or paid cash dividends on its Common Stock and currently intends to retain all available funds for use in the operation and expansion of its business. The Company does not anticipate that any cash dividends on the Common Stock will be declared or paid in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,000,000 shares of Class A Common Stock offered by the Company are estimated to be approximately $33.9 million (after deducting underwriting discounts and commissions and estimated offering expenses), based on an assumed offering price per share of $36 3/8 (the reported last sale price of the Class A Common Stock on April 7, 1998 as reported on the New York Stock Exchange Composite Transactions Tape). The Company intends to use approximately $33.9 million of the net proceeds from the Offering to repay a portion of its outstanding indebtedness under its Credit Facility and for general corporate purposes. The Company will not receive any of the proceeds from the sale of Class A Common Stock by the Selling Stockholders. See "Underwriters."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Class A Common Stock of the Company is listed on the New York Stock Exchange under the symbol PLB. The Class A Common Stock commenced trading on the New York Stock Exchange on October 9, 1997. The following table sets forth, for the periods indicated, the range of high and low reported sales prices per share of the Class A Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape:

                                                                   HIGH            LOW
                                                                -----------    -----------
                            1998
------------------------------------------------------------
  First Quarter.............................................    $26            $    19 1/4
  Second Quarter............................................    37 1/4              23 1/4

     On April 7, 1998, the reported last sale price for the Class A Common Stock as reported on the New York Stock Exchange Composite Transactions Tape was
$36 3/8 per share. As of April 7, 1998, the Company had 16,777,418 shares of Class A Common Stock outstanding held by approximately 5,600 stockholders of record as of the Company's record date of December 29, 1997.

     The Company has not declared or paid any dividends on its Common Stock to date and does not anticipate paying any such dividends in the foreseeable future. The Company intends to retain earnings for the foreseeable future to provide funds for the operation and expansion of its business and for the repayment of indebtedness. The borrowing agreements relating to the Company's Credit Facility contain certain provisions which effectively prohibit the payment of dividends. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, capital requirements, results of operations and other factors, including any contractual or statutory restrictions on the Company's ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth information regarding the capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the issuance and sale of 1,000,000 shares of Class A Common Stock offered by the Company hereby and the application of the net proceeds therefrom, which are estimated to be approximately $33.9 million (after deducting underwriting discounts and commissions and estimated offering expenses), at an assumed offering price of $36 3/8 per share (the reported last sale price of the Class A Common Stock on April 7, 1998 as reported on the New York Stock Exchange Composite Transactions Tape). The following table should be read in conjunction with the Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock -- General."

                                                                 AS OF DECEMBER 31, 1997
                                                                --------------------------
                                                                 ACTUAL     AS ADJUSTED(2)
                                                                --------    --------------
                                                                      (IN THOUSANDS)
Long-term debt and capital lease obligations, current
  portion...................................................    $    913       $    913
                                                                ========       ========
Long-term debt and capital lease obligations, less current
  portion:
  Long-term debt(3).........................................    $ 29,000       $     --
  Capital lease obligations.................................       6,638          6,638
                                                                --------       --------
     Total long-term debt and capital lease obligations,
      less current portion..................................      35,638          6,638
                                                                --------       --------
Stockholders' equity:
  Preferred stock, $.001 par value, 10,000,000 shares
     authorized, no shares issued and outstanding and as
     adjusted...............................................          --             --
  Class A Common Stock, $.001 par value, 75,000,000 shares
     authorized and 16,776,056 shares issued and outstanding
     and 17,789,680 shares issued and outstanding, as
     adjusted(1)............................................          16             17
  Class B Common Stock, $.001 par value, 25,000,000 shares
     authorized, no shares issued and outstanding and no
     shares issued and outstanding, as adjusted.............          --             --
  Additional paid-in capital................................     142,008        178,010
  Notes receivable from officers............................        (273)          (273)
  Accumulated deficit.......................................     (11,020)       (11,020)
                                                                --------       --------
     Total stockholders' equity.............................     130,731        166,734
                                                                --------       --------
       Total capitalization.................................    $166,369       $173,372
                                                                ========       ========

---------------

(1) Does not include 2,002,402 shares of Class A Common Stock issuable upon exercise of stock options granted under the Company's three stock option plans, of which options to purchase 1,445,394 shares are currently outstanding but not exercisable and options to purchase 557,008 shares are currently outstanding and exercisable. See "Management -- Stock Option Plans."

(2) Adjusted to give effect to the issuance and sale by the Company of 1,000,000 shares of Class A Common Stock in the Offering at an assumed offering price per share of 36 3/8 (the reported last sale price of the Class A Common Stock on April 7, 1998, as reported on the New York Stock Exchange Composite Transactions Tape), after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds to the Company therefrom. Also included is the exercise of options to obtain Class A Common Stock which was subsequently sold by Messrs. Schroeder, Webster and Abreo as a part of this Offering. See "Use of Proceeds."

(3) The Company intends to apply the net proceeds to repay a portion of its outstanding indebtedness under its Credit Facility. As of March 31, 1998, the Company had $49 million outstanding under the Credit Facility.

                       SELECTED FINANCIAL AND OTHER DATA

    The selected statement of operations data presented below for the fiscal years ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the fiscal year ended September 30, 1997 are derived from, and are qualified by reference to, the Financial Statements of the Company audited by Ernst & Young LLP, independent auditors, whose report on the fiscal year ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the fiscal year ended September 30, 1997, appears elsewhere in this Prospectus. The selected statement of operations data for the fiscal years ended December 31, 1993 and 1994 and the selected balance sheet data as of December 31, 1993, 1994 and 1995 have been derived from audited financial statements of the Company not included herein. The selected statement of operations data for the twelve-month period ended September 30, 1996, and the three-month periods ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1996 and 1997 have been derived from the Company's unaudited financial statements which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations and financial position of the Company for such periods and as of such dates. The statement of operations data of the Company for the twelve-month period ended September 30, 1996 are included herein only for comparison purposes. In 1996, the Company changed its fiscal year end from December 31 to the last Friday of September or the first Friday of October. This change resulted in a nine-month fiscal period ended September 30, 1996, a 53-week year for fiscal 1997, and a 52- or 53-week year for all subsequent fiscal years. The Company's first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 of each year. For purposes of this Prospectus, the 1996 fiscal year is described as the nine-month fiscal period ended September 30, 1996. The selected financial and other data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                          NINE-MONTH                                        THREE-MONTH PERIOD
                              FISCAL YEAR ENDED          FISCAL PERIOD   TWELVE-MONTH     FISCAL YEAR              ENDED
                                 DECEMBER 31,                ENDED       PERIOD ENDED        ENDED             DECEMBER 31,
                        ------------------------------   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -------------------------
                          1993       1994       1995         1996            1996            1997           1996          1997
                        --------   --------   --------   -------------   -------------   -------------   -----------   -----------
                                                                         (UNAUDITED)                     (UNAUDITED)   (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS
 DATA:
Revenues..............  $ 47,872   $ 69,465   $ 92,903      $92,074        $121,149        $129,143       $ 29,547      $ 35,536
Cost of goods sold....    35,081     54,393     73,851       68,555          91,230          93,467         21,149        25,760
Plant expansion costs
  (1).................     1,171        484      2,065           --              --              --             --           266
                        --------   --------   --------      -------        --------        --------       --------      --------
Gross profit..........    11,620     14,588     16,987       23,519          29,919          35,676          8,398         9,510
Selling and marketing
  expense, including
  product introduction
  costs (2)...........     2,883      3,792      5,303       16,798          18,445          13,664          4,453         2,631
General and
  administrative
  expense.............     2,049      1,951      2,930        2,805           3,686           3,766            693         1,188
                        --------   --------   --------      -------        --------        --------       --------      --------
Operating profit......     6,688      8,845      8,754        3,919           7,788          18,246          3,252         5,691
Interest expense,
  net.................     3,210      4,975      8,008        8,023          10,770          10,119          2,552           264
                        --------   --------   --------      -------        --------        --------       --------      --------
Income (loss) before
  income tax and
  extraordinary
  loss................     3,478      3,870        746       (4,107)         (2,982)          8,127            700         5,427
Income tax............    (3,221)     1,484        270       (1,556)         (1,139)          3,070            268         2,062
                        --------   --------   --------      -------        --------        --------       --------      --------
Income (loss) before
  extraordinary
  loss................     6,699      2,386        476       (2,551)         (1,843)          5,057            432         3,365
Extraordinary loss,
  net of income tax
  (3).................        --        204         --        1,647           1,647              --             --         2,332
                        --------   --------   --------      -------        --------        --------       --------      --------
Net income (loss).....  $  6,699   $  2,182   $    476      $(4,198)       $ (3,490)       $  5,057       $    432      $  1,033
                        ========   ========   ========      =======        ========        ========       ========      ========
Pro forma net income
  (loss) before
  extraordinary loss
  per common share --
  assuming dilution
  (4).................  $    .65   $    .23   $    .05      $  (.25)       $   (.18)       $    .42       $    .04      $    .19
Pro forma net income
  (loss) per common
  share -- assuming
  dilution (4)........       .65        .21        .05         (.41)           (.34)            .42            .04           .06
Pro forma weighted
  average common
  shares outstanding
  -- assuming dilution
  (4).................    10,377     10,389     10,433       10,223          10,219          12,119         10,480        17,455

                                                          NINE-MONTH                                        THREE-MONTH PERIOD
                              FISCAL YEAR ENDED          FISCAL PERIOD   TWELVE-MONTH     FISCAL YEAR              ENDED
                                 DECEMBER 31,                ENDED       PERIOD ENDED        ENDED             DECEMBER 31,
                        ------------------------------   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -------------------------
                          1993       1994       1995         1996            1996            1997           1996          1997
                        --------   --------   --------   -------------   -------------   -------------   -----------   -----------
                                                                         (UNAUDITED)                     (UNAUDITED)   (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
OTHER DATA:
EBITDA (5)............  $  9,495   $ 12,408   $ 13,836      $ 8,994        $ 13,936        $ 25,502       $  4,957      $  7,559
EBITDA as a percent of
  revenues (5)........     19.8%      17.9%      14.9%         9.8%           11.5%           19.7%          16.8%         21.3%
Revenue per employee
  (end of period).....  $    244   $    288   $    361           NM        $    445        $    432             NM            NM
Working capital
  excluding current
  maturities of
  long-term debt
  (average for the
  period) as a percent
  of revenues.........     14.2%      12.0%       4.6%           NM            7.0%            8.5%             NM            NM
Cash flows provided by
  (used in):
  Operating
    activities........  $  4,787   $  3,690   $  5,730      $(7,477)       $ (2,960)       $ 23,071       $  2,464      $  3,291
  Investing
    activities........   (15,139)   (25,431)   (38,789)      (3,041)         (7,125)        (28,428)          (829)      (26,302)
  Financing
    activities........    10,382     19,603     33,066       12,318          12,679           6,263         (1,775)       21,974
Earnings to fixed
  charges.............     1.87x      1.48x       .92x         .28x            .57x           1.72x         12.68x        44.65x
BALANCE SHEET DATA (AT
  END OF PERIOD):
Cash and temporary
  investments.........  $  2,149   $     11   $     18      $ 1,818        $  1,818        $  2,724       $  1,678      $  1,687
Working capital.......     3,077      4,830      6,632       (1,601)         (1,601)         12,188         (1,965)       14,117
Total assets..........    66,337     93,629    135,424      141,688         141,688         158,175        137,974       184,933
Long-term debt, less
  current
  maturities..........    40,024     62,375     97,452       93,284          93,284         100,137         92,143        35,638
Stockholders'
  equity..............    16,973     19,401     20,067       15,969          15,969          42,984         16,402       130,731

---------------
(1) Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, are reported as a separate line item in the statement of operations.

(2) Selling and marketing expense includes incremental product introduction costs, including payment of product placement or "slotting" fees, related to the Company's launch of its Pasta LaBella flavored pasta products into the U.S. retail grocery market. The Company did not incur such product introduction costs prior to the nine-month fiscal period ended September 30, 1996. Product introduction costs were incurred as follows: $8.1 million for the nine-month fiscal period ended September 30, 1996, $8.1 million for the twelve-month period ended September 30, 1996, $2.9 million for the fiscal year ended September 30, 1997 and $1.5 million for the three-month period ended December 31, 1996. There were no such costs for the three-month period ended December 31, 1997.

(3) Represents losses due to early extinguishment of long-term debt, net of income tax.

(4) Earnings per share is presented on a pro forma basis giving effect to the consummation of the Recapitalization in connection with the Company's October 1997 initial public offering. The earnings per share amounts prior to the three-month period ended December 31, 1997 have been restated as required to comply with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." For further discussion of earnings per share and the impact SFAS No. 128, see the Notes to the Financial Statements beginning on page F-7.

(5) EBITDA represents earnings before interest, income taxes, depreciation and amortization, thereby removing the effect of certain non-cash charges on income. Management believes that EBITDA is a meaningful measure of operating performance, cash generation and ability to service debt. However, EBITDA should not be considered as an alternative either to: (i) net earnings (determined in accordance with U.S. generally accepted accounting principles ("GAAP")); (ii) operating cash flow (determined in accordance with GAAP); or
    (iii) liquidity. There can be no assurance that the Company's calculation of EBITDA is comparable to similarly-titled items reported by other companies.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

     In 1996, the Company changed its fiscal year end from December 31 to the last Friday of September or the first Friday of October. This change resulted in a nine-month fiscal year for 1996, a 53-week year for fiscal 1997, and a 52- or 53-week year for all subsequent fiscal years. The Company's first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30. For purposes of this Prospectus, the 1996 fiscal year is described as the nine-month fiscal period ended September 30, 1996. The statement of operations data of the Company for the nine-month period ended September 30, 1995, the twelve-month period ended September 30, 1996, the calendar year ended December 31, 1996 and the three-month period ended December 31, 1996 are included herein only for comparison purposes.

OVERVIEW

     AIPC is the second largest and one of the fastest-growing producers and marketers of pasta in North America. The Company commenced operations in 1988 with the North American introduction of new, highly-efficient durum wheat milling and pasta production technology. Management believes that the Company's singular focus on pasta, vertically-integrated facilities, continued technological improvements and development of a highly-skilled workforce enable AIPC to produce high-quality pasta at costs below those of many of its competitors. Management believes that the combination of the Company's cost structure, the average age of its competitors' North American pasta production equipment and the growing pasta consumption in North America creates significant opportunities for continued growth.

     The Company generates its revenues in two customer markets: Retail and Institutional. The Retail market revenues include the revenues from sales of the Company's pasta products to customers who resell the Company's pasta in retail channels. These revenues include sales to club stores and grocery retailers, encompass sales of the Company's private label and branded products, and include sales to Bestfoods. The Institutional market revenues include the revenues from product sales to Company customers who use the Company's pasta as an ingredient in food products or customers who resell the Company's pasta in the foodservice market such as Sysco. The Institutional market also includes revenues from opportunistic sales to government agencies and other customers which the Company pursues periodically when capacity is available ("Contract Sales") to increase production volumes and thereby lower average unit costs. Average sales prices in the Retail and Institutional markets differ depending on customer-specific packaging and raw material requirements, product manufacturing complexity and other service requirements. Generally, average retail sales prices are higher than institutional sales prices. Average retail and institutional prices vary due to changes in the relative share of customer revenues and item specific sales volumes (i.e., product sales mix). Revenues are reported net of cash discounts, pricing allowances and product returns.

     The Company seeks to develop strategic customer relationships with food industry leaders that have substantial pasta requirements. The Company has long-term supply agreements with Sysco and Bestfoods and other arrangements with food industry leaders, such as Sam's Club, that provide for the "pass-through" of direct material cost changes as pricing adjustments. The pass-throughs are generally limited to actual changes in cost and, as a result, impact marginal profitability in periods of changing costs and prices. The pass-throughs are generally effective 30 to 90 days following such costs changes and thereby significantly reduce the long-term exposure of the Company's operating results to the volatility of raw material costs. Management estimates that over 70% of the Company's revenues in fiscal 1998 will be pursuant to long-term supply agreements and other non-contractual customer arrangements which provide for the pass-through of changes in durum wheat costs. Management believes that this percentage will increase as the Company generates revenue from Bestfoods. See "Risk Factors -- Raw Materials."

     The Company's Pasta LaBella flavored pasta products are sold at prices which are significantly higher than the Company's non-flavored products as a result of higher product and distribution costs and its premium brand position. In the second quarter of calendar 1996, the Company began distribution of Pasta LaBella flavored pasta into the U.S. Retail grocery market. This initiative was supported by a comprehensive trade and consumer product introduction program, including the payment of product placement or "slotting" fees to retailers, and an on-going selling and marketing program required to support branded retail sales. The Company achieved distribution in approximately 40% of the U.S. Retail grocery market and ceased to incur additional product introduction costs in the first quarter of fiscal 1997. The Company did not incur such product introduction costs prior to the calendar year ended December 31, 1996. Product introduction costs included in selling and marketing expense were incurred as follows: $9.6 million for the calendar year ended December 31, 1996, $8.1 million for the nine-month fiscal period ended September 30, 1996, $8.1 million for the twelve-month period ended September 30, 1996, $2.9 million for the fiscal year ended September 30, 1997 and $1.5 million for the three-month period ended December 31, 1996. The Company did not incur product introduction costs during the three-month period ended December 31, 1997.

     The Company's cost of goods sold consists primarily of raw materials, packaging, manufacturing (including depreciation) and distribution costs. A significant portion of the Company's cost of goods sold is durum wheat. The Company purchases durum wheat on the open market and, consequently, is subject to fluctuations in cost. The Company manages its durum cost risk through durum cost "pass-through" agreements in long-term contracts and other noncontractual arrangements with its customers and advance purchase contracts for durum wheat which are generally less than six months' duration. The following chart illustrates the fluctuation in the price of durum wheat during the years 1988-1998:

                          AVERAGE DURUM BUSHEL PRICE
                             (FOB Minneapolis MN)
                                 [BAR GRAPH]

CROP YEARS                      AVERAGE  BUSHEL PRICE
1977                                3.37
1978                                3.66
1979                                5.09
1980                                6.81
1981                                4.61
1982                                4.25
1983                                4.83
1984                                4.45
1985                                4.07
1986                                3.57
1987                                4.13
1988                                5.53
1989                                4.25
1990                                3.48
1991                                3.61
1992                                3.88
1993                                5.84
1994                                6.28
1995                                7.21
1996                                5.65
1997                                6.30

Source:  Minneapolis Grain Exchange

     The durum cost volatility and the timing and amount of sales price adjustments impacted profit and margins over the 1994-1997 periods and led to increases in the Company's costs beginning in the first quarter of its 1998 fiscal year.

     The Company's capital asset strategy is to achieve low-cost production through vertical integration and investment in the most current pasta-making assets and technologies. The manufacturing- and distribution-related capital assets which have been or will be acquired to support this strategy are depreciated over their respective economic lives. Because of the capital intensive nature of the Company's business and its current and future facilities expansion plans, management believes its depreciation expense for production and distribution assets may be higher than that of many of its competitors. Depreciation expense is a component of inventory cost and cost of goods sold. Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, reported as a separate line item in the statement of operations.

     Selling and marketing expense incurred to support retail sales are higher than those for institutional sales, as the Company incurs external broker commissions, and promotional and other marketing expenses in addition to the costs incurred by its internal retail sales force. The Company is not responsible for selling and marketing expense related to the Bestfoods Agreement. Consequently, the Company expects prospective selling and marketing expense as a percentage of revenues to decrease relative to historical levels as the Company generates additional Bestfoods revenues in 1998.

     At September 30, 1997, the Company had a net operating loss carryforward of approximately $26.8 million for federal income tax purposes. The net operating loss carryforward resulted principally from the Company's significant tax depreciation deductions related to its capital assets. Subject to certain limitations, the Company expects this net operating loss carryforward will be available to offset future taxable income.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data of the Company, expressed as a percentage of revenues, for each of the periods presented. This table should be read in conjunction with the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus:

                                                                      NINE-MONTH                                      THREE-MONTH
                       FISCAL YEAR    TWELVE-MONTH    NINE-MONTH     FISCAL PERIOD   TWELVE-MONTH     FISCAL YEAR    PERIODS ENDED
                          ENDED       PERIOD ENDED   PERIOD ENDED        ENDED       PERIOD ENDED        ENDED       DECEMBER 31,
                       DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -------------
                           1995           1996           1995            1996            1996            1997        1996    1997
                       ------------   ------------   -------------   -------------   -------------   -------------   -----   -----
Revenues:
  Retail.............      53.1%          59.6%           51.4%           60.7%           59.5%           56.7%       56.3%   63.4%
  Institutional......      46.9           40.4            48.6            39.3            40.5            43.3        43.7    36.6
                          -----          -----           -----           -----           -----           -----       -----   -----
Total revenues.......     100.0%         100.0%          100.0%          100.0%          100.0%          100.0%      100.0%  100.0%
                          -----          -----           -----           -----           -----           -----       -----   -----
Cost of goods sold...      79.5           73.8            80.8            74.5            75.3            72.4        71.6    72.5
Gross profit before
  plant expansion
  costs..............      20.5           26.2            19.2            25.5            24.7            27.6        28.4    27.5
Plant expansion
  costs..............       2.2             --             2.6              --              --              --          --      .7
                          -----          -----           -----           -----           -----           -----       -----   -----
Gross profit.........      18.3           26.2            16.6            25.5            24.7            27.6        28.4    26.8
Selling and marketing
  expense, including
  product
  introduction
  costs..............       5.7           17.5             5.7            18.2            15.2            10.6        15.1     7.4
General and
  administrative
  expense............       3.2            2.9             3.2             3.0             3.0             2.9         2.3     3.4
                          -----          -----           -----           -----           -----           -----       -----   -----
Operating profit.....       9.4            5.8             7.7             4.3             6.5            14.1        11.0    16.0
Interest expense,
  net................       8.6            8.7             8.2             8.7             8.9             7.8         8.6      .7
Income tax...........        .3           (1.1)            (.2)           (1.7)            (.9)            2.4          .9     5.8
Extraordinary loss,
  net of income
  tax................        --            1.4              --             1.8             1.4              --          --     6.6
                          -----          -----           -----           -----           -----           -----       -----   -----
Net income (loss)....        .5%          (3.2)%           (.3)%          (4.5)%          (2.9)%           3.9%        1.5%    2.9%
                          =====          =====           =====           =====           =====           =====       =====   =====

     THREE-MONTH PERIOD ENDED DECEMBER 31, 1997 COMPARED TO THE THREE-MONTH PERIOD ENDED
     DECEMBER 31, 1996

     Revenues. Revenues increased $6.0 million, or 20.3%, to $35.5 million for the three-month period ended December 31, 1997, from $29.5 million for the three-month period ended December 31, 1996. The increase for the three-month period ended December 31, 1997 was primarily due to increases in unit volume, favorable changes in sales mix, and increases in average sales prices related to the pass through of higher durum wheat costs. Approximately $2.8 million in revenues related to initial shipments of Mueller's brand pasta to Bestfoods. Management expects continued increases in revenues as a result of the Company's long-term supply agreement with Bestfoods.

     Revenues for the Retail market increased $5.9 million, or 35.5%, to $22.5 million for the three-month period ended December 31, 1997, from $16.6 million for the three-month period ended December 31, 1996. The increase primarily reflects gains in private label volumes and Bestfoods volumes and average sales price increases related to the pass through of higher durum wheat costs offset by lower sales volumes of Pasta LaBella flavored pasta as the prior period included heavy introductory "pipeline" shipments.

     Revenues for the Institutional market increased $.1 million, or .8%, to $13.0 million for the three-month period ended December 31, 1997, from $12.9 million for the three-month period ended December 31, 1996. This increase was primarily a result of increases in average sales prices related to the pass through of higher durum wheat costs offset by decreases in spot contract business volumes due to capacity constraints in the current quarter. Non-contract unit volumes in the Institutional market generally remained consistent between periods.

     Gross Profit. Gross profit increased $1.1 million, or 13.2%, to $9.5 million for the three-month period ended December 31, 1997, from $8.4 million for the three-month period ended December 31, 1996. This increase is generally related to revenue growth. Gross profit as a percentage of revenues decreased to 26.8% for the three-month period ended December 31, 1997 from 28.4% for the three-month period ended December 31, 1996. The decrease in gross profit as a percentage of revenues relates to generally lower gross margin Bestfoods volumes, lower sales volumes of higher margin flavored pasta products, plant expansion costs, and higher durum wheat costs. Management expects continued increases in gross profit as a result of continued revenue increases. However, management expects gross profit as a percentage of revenues to continue to decrease based on the anticipated higher Bestfoods volumes and related revenue share and further plant expansion costs.

     Selling and Marketing Expense. Selling and marketing expense decreased $1.9 million, or 40.9%, to $2.6 million for the three-month period ended December 31, 1997, from $4.5 million for the three-month period ended December 31, 1996. Selling and marketing expense as a percentage of revenues decreased to 7.4% for the three-month period ended December 31, 1997, from 15.1% for the three-month period ended December 31, 1996. The decrease was primarily due to the absence of product introduction costs incurred in the Company's fiscal 1997 retail introduction of Pasta LaBella flavored pasta. The Company did not incur product introduction costs for the three-month period ended December 31, 1997, compared to $1.4 million of such costs for the three-month period ended December 31, 1996. The decrease in product introduction costs was due to the completion of the flavored pasta 1997 launch program.

     General and Administrative Expense. General and administrative expense increased $.5 million, or 71.4%, to $1.2 million for the three-month period ended December 31, 1997, from $.7 million for the three-month period ended December 31, 1996, and increased as a percentage of revenues to 3.4% for the three-month period ended December 31, 1997 from 2.4% for the three-month period ended December 31, 1996. The majority of the increase in general and administrative expense relates to the one-time realization of a $.3 million property tax abatement in South Carolina during the three-month period ended December 31, 1996. The benefit was realized in 1996 as a result of the Company's reaching certain capital expansion levels in Columbia, S.C. which qualified the Company for incremental property tax abatements.

     Operating Profit. Operating profit increased $2.4 million, or 72.7%, to $5.7 million for the three-month period ended December 31, 1997, from $3.3 million for the three-month period ended December 31, 1996, and increased as a percentage of revenues to 16.1% for the three-month period ended December 31, 1997, from 11.2% for the three-month period ended December 31, 1996 as a result of the factors discussed above.

     Interest Expense. Interest expense decreased $2.3 million, or 88.5% to $.3 million, for the three-month period ended December 31, 1997, from $2.6 million for the three-month period ended December 31, 1996. The decrease was primarily the result of reduced borrowings under the Company's Credit Facility as a result of the $86.7 million in net proceeds realized from the Company's October 1997 initial public offering of Class A Common Stock.

     Income Tax. Income tax expense increased $1.8 million, or 600.0%, to $2.1 million for the three-month period ended December 31, 1997, from $0.3 million for the three-month period ended December 31, 1996, and reflects an effective income tax rate of approximately 38%.

     Extraordinary Item. During the three-month period ended December 31, 1997, the Company incurred a $2.3 million (net of tax) extraordinary loss due to the write-off of deferred debt issuance costs in conjunction with the extinguishment and restructuring of the Company's principal bank credit agreement. There was no such item for the three-month period ended December 31, 1996.

     Net Income. Net income increased $.6 million, or 150.0%, to $1.0 million for the three-month period ended December 31, 1997, from $0.4 million for the three-month period ended December 31, 1996. Diluted earnings per common share before the extraordinary item was $.19 per share for the three-month period ended December 31, 1997 compared to $.04 per share for the three-month period ended December 31, 1996. Diluted earnings per share after the extraordinary item was $0.06 per share for the three-month period ended December 31, 1997 compared to $.04 per share in the comparable prior year period.

     FISCAL YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO TWELVE-MONTH PERIOD ENDED SEPTEMBER 30, 1996

     Revenues. Revenues increased $8.0 million, or 6.6%, to $129.1 million for the fiscal year ended September 30, 1997, from $121.1 million for the twelve-month period ended September 30, 1996. The increase for the fiscal year ended September 30, 1997 was primarily due to increases in unit volume. The revenues increase was lower than historical periods as the Company planned for and achieved higher than historical capacity utilization levels which precluded more significant unit and revenue growth. Management expects increased revenue as a result of the long-term supply agreement with Bestfoods.

     Revenues for the Retail market increased $1.2 million, or 1.7%, to $73.3 million for the fiscal year ended September 30, 1997, from $72.1 million for the twelve-month period ended September 30, 1996. The increase reflects gains in private label volumes and lower retail sales volumes of Pasta LaBella flavored pasta as the prior period included introductory "pipeline" full shipments.

     Revenues for the Institutional market increased $6.8 million, or 13.9%, to $55.9 million for the fiscal year ended September 30, 1997, from $49.1 million for the twelve-month period ended September 30, 1996. This was primarily the result of volume gains in ingredient, foodservice, and Contract Sales which were partially offset by durum wheat related price reductions and changes in sales mix.

     Gross Profit. Gross Profit increased $5.8 million, or 19.4%, to $35.7 million for the fiscal year ended September 30, 1997, from $29.9 million for the twelve-month period ended September 30, 1996. Gross profit as a percentage of revenues increased to 27.6% for the fiscal year ended September 30, 1997 from 24.7% for the twelve-month period ended September 30, 1996. These increases were the result of increases in revenues and lower product costs due to improved plant efficiencies and capacity utilization.

     Selling and Marketing Expense. Selling and marketing expense decreased $4.8 million, or 26.1%, to $13.7 million for the fiscal year ended September 30, 1997, from $18.4 million reported for the twelve-month period ended September 30, 1996. Selling and marketing expense as a percentage of revenues decreased to 10.6% for the fiscal year ended September 30, 1997, from 15.2% for the comparable prior period. The decrease was primarily due to lower product introduction costs incurred in the Company's retail introduction of Pasta LaBella flavored pasta. The Company incurred $2.9 million of product introduction costs for the fiscal year ended September 30, 1997, as compared to $8.1 million for the twelve-month period ended September 30,

1996. The decrease in product introduction costs was due to a reduction in introduction activities as the Company completed its retail launch. The decrease in product introduction costs was partially offset by increases in other selling and marketing expenses which supported incremental private label and branded revenues.

     General and Administrative Expense. General and administrative expense increased $.1 million, or 2.0%, to $3.8 million for the fiscal year ended September 30, 1997, from $3.7 million for the twelve-month period ended September 30, 1996. General and administrative expense as a percentage of revenues decreased to 2.9% for the fiscal year ended September 30, 1997 from 3% for the twelve-month period ended September 30, 1996.

     Operating Profit. Operating profit increased $10.4 million, or 133.3% to $18.2 million for the fiscal year ended September 30, 1997, from $7.8 million for the twelve-month period ended September 30, 1996. Excluding product introduction costs, operating profit increased $5.2 million, or 32.9%, to $21.1 million for the fiscal year ended September 30, 1997, from $15.9 million for the twelve-month period ended September 30, 1996, and increased as a percentage of revenues to 16.3% for the fiscal year ended September 30, 1997, from 13.1% for the twelve-month period ended September 30, 1996.

     Interest Expense. Interest expense for the fiscal year ended September 30, 1997, was $10.1 million, decreasing 6.5% from the $10.8 million reported for the twelve-month period ended September 30, 1996. The decrease was primarily the result of reduced borrowings under the Company's prior term and revolving credit facilities resulting from the $22.3 million in proceeds realized from the April 1997 private equity financing.

     Income Tax. Income tax increased $4.2 million, or 381.8%, to $3.1 million for the fiscal year ended September 30, 1997, from $(1.1) million for the twelve-month period ended September 30, 1996, and reflects an effective income tax rate of approximately 38%.

     Extraordinary Item. During the twelve-month period ended September 30, 1996, the Company incurred a $1.6 million (net of tax) extraordinary loss due to the write-off of deferred debt issuance costs in conjunction with a partial extinguishment and restructuring of the Company's principal bank credit agreement. There was no such item for the year ended September 30, 1997.

     Net Income. Net income increased $8.6 million, or 245.7%, to $5.1 million for the fiscal year ended September 30, 1997, from $(3.5) million for the twelve-month period ended September 30, 1996. Diluted earnings per common share before the extraordinary item was $.42 per share for the fiscal year ended September 30, 1997 compared to $(.18) per share for the twelve-month period ended September 30, 1996. Diluted earnings per share after the extraordinary item was $.42 per share for the fiscal year ended September 30, 1997 compared to $(.34) per share in the comparable prior year period.

     NINE-MONTH FISCAL PERIOD ENDED SEPTEMBER 30, 1996 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995

     Revenues. Revenues increased $28.3 million, or 44.4%, to $92.1 million for the nine-month fiscal period ended September 30, 1996, from $63.8 million for the nine-month period ended September 30, 1995. This increase was primarily due to higher unit volume, favorable changes in product sales mix and higher average prices resulting from the introduction of the Company's new, higher-priced Pasta LaBella flavored pasta.

     Revenues for the Retail market increased $23.1 million, or 70.4%, to $55.9 million for the nine-month fiscal period ended September 30, 1996, from $32.8 million for the nine-month period ended September 30, 1995. This increase was due to (i) higher sales volume, with the largest increases coming from private label and club stores customers; (ii) higher average unit prices due to the introduction of the Company's new, higher-priced Pasta LaBella flavored pasta into the U.S. retail grocery market; (iii) improved product sales mix in the club store category; and (iv) the pass-through of higher durum wheat costs.

     Revenues for the Institutional market increased $5.2 million, or 16.8%, to $36.2 million for the nine-month fiscal period ended September 30, 1996, from $31.0 million for the nine-month period ended September 30, 1995. The volume gains in ingredient and foodservice categories were partially offset by lower Contract Sales volumes as available production capacity was utilized by retail sales growth. The average 1996 institutional unit price also increased due to the pass-through of higher durum wheat costs.

     Gross Profit. Gross profit increased $12.9 million, or 121.7%, to $23.5 million for the nine-month fiscal period ended September 30, 1996, from $10.6 million for the nine-month period ended September 30, 1995. Gross profit as a percentage of revenues increased to 25.5% for the nine-month fiscal period ended September 30, 1996, from 16.6% for the nine-month period ended September 30, 1995. These increases were primarily the result of: (i) higher sales volumes;
(ii) higher average unit prices, primarily as a result of Pasta LaBella flavored pasta sales; (iii) the absence of plant expansion costs; (iv) lower per unit warehousing and distribution costs resulting from outsourcing logistics functions through a new strategic alliance with Lanter Company; and (v) improved plant efficiencies and capacity utilization, including the impact of the new South Carolina production and distribution facilities.

     Selling and Marketing Expense. Selling and marketing expense increased $13.1 million, or 354.1%, to $16.8 million for the nine-month fiscal period ended September 30, 1996, from $3.7 million for the nine-month period ended September 30, 1995. Selling and marketing expense as a percentage of revenues increased to 18.2% for the nine-month fiscal period ended September 30, 1996 from 5.7% for the nine-month period ended September 30, 1995. These increases in selling and marketing expense were primarily due to the Company's incurrence of $8.1 million of product introduction costs during the nine-month fiscal period ended September 30, 1996 related to the retail introduction of the Company's Pasta LaBella flavored pasta products. These costs included payment of product placement fees or "slotting," introductory consumer sampling, couponing, advertising and trade promotions. There were no comparable 1995 expenditures. Selling and marketing expenses also increased due to Pasta LaBella flavored pasta sales and increases in club store and private label revenues.

     General and Administrative Expense. General and administrative expense increased $.8 million, or 40.0%, to $2.8 million for the nine-month fiscal period ended September 30, 1996, from $2.0 million for the nine-month period ended September 30, 1995. General and administrative expense as a percentage of revenues decreased to 3.0% for the nine-month fiscal period ended September 30, 1996 from 3.2% for the nine-month period ended September 30, 1995. The increase in general and administrative expense was primarily due to increases in MIS expenses and communication costs incurred to support sales growth and the commencement of operations in South Carolina.

     Operating Profit. Operating profit decreased $1.0 million,or 20.4% to $3.9 million for the nine-month fiscal period ended September 30, 1996 from $4.9 million for the nine-month period ended September 30, 1995. Excluding product introduction costs, operating profit increased to $12.0 million, or 144.9%, from $4.9 million and increased as a percentage of revenue to 13.0% for the nine-month fiscal period ended September 30, 1996 from 7.7% for the nine-month period ended September 30, 1995.

     Interest Expense. Interest expense increased $2.7 million, or 50.9%, to $8.0 million for the nine-month fiscal period ended September 30, 1996 from $5.3 million for the nine-month period ended September 30, 1995, due to higher borrowing levels to finance the Company's South Carolina and Missouri capital assets expansion and increases in working capital.

     Income Tax. Income tax decreased to $(1.6) million for the nine-month fiscal period ended September 30, 1996, from $(0.1) million for the nine-month period ended September 30, 1995 and reflected an effective income tax rate of approximately 38% in both periods.

     Extraordinary Item. During the nine-month fiscal period ended September 30, 1996, the Company incurred a $1.6 million (net of tax) extraordinary loss due to the write-off of deferred debt issuance costs in conjunction with a partial extinguishment and restructuring of the Company's principal bank credit agreement. There was no such item for the nine-month period ended September 30, 1995.

     Net Income. Net income decreased $4.0 million to $(4.2) million for the nine-month fiscal period ended September 30, 1996, from $(0.2) million for the nine-month period ended September 30, 1995.

     CALENDAR YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 1995

     The calendar year ended December 31, 1996 does not conform to the Company's fiscal year and is discussed below only for purposes of comparison with the Company's fiscal year ended December 31, 1995.

     Revenues. Revenues increased $28.7 million, or 30.9%, to $121.6 million for the calendar year ended December 31, 1996, from $92.9 million for the fiscal year ended December 31, 1995. This increase was due to higher unit volume, higher average unit price from the mid-1996 introduction of the Company's new higher-priced Pasta LaBella flavored pasta into the U.S. Retail grocery market and improvements in product sales mix.

     Revenues for the Retail market increased $23.1 million, or 46.9%, to $72.4 million for the calendar year ended December 31, 1996, from $49.3 million for the fiscal year ended December 31, 1995. This increase was due to (i) higher average unit prices associated with the introduction of the Company's new, higher-priced Pasta LaBella flavored pasta into the U.S. retail grocery market in mid-1996; (ii) higher unit volume, with the largest increases coming from the private label and club store customers; (iii) improved product sales mix; and
(iv) the pass-through of higher durum wheat costs.

     Revenues for the Institutional market increased $5.6 million, or 12.8% to $49.2 million for the calendar year ended December 31, 1996 from $43.6 million for the fiscal year ended December 31, 1995. The ingredient and foodservice volume gains were partially offset by lower Contract Sales volumes as available capacities were utilized by retail unit growth. The average 1996 institutional unit price increased due to the pass-through of higher durum wheat costs.

     Gross Profit. Gross profit increased $14.9 million, or 87.6%, to $31.9 million for the calendar year ended December 31, 1996, from $17.0 million for the fiscal year ended December 31, 1995. Gross profit as a percentage of revenues increased to 26.2% for the calendar year ended December 31, 1996, from 18.3% for the fiscal year ended December 31, 1995. These increases were primarily the result of: (i) higher unit volumes; (ii) higher average unit prices, primarily due to Pasta LaBella flavored pasta sales; (iii) lower durum wheat costs; (iv) the absence of plant expansion costs; and (v) lower per unit warehousing and distribution costs resulting from outsourcing logistics functions through a new strategic alliance with Lanter Company.

     Selling and Marketing Expense. Selling and marketing expense increased $16.0 million, or 301.9%, to $21.3 million for the calendar year ended December 31, 1996, from $5.3 million for the fiscal year ended December 31, 1995. Selling and marketing expense grew as a percentage of revenue to 17.5% for the calendar year ended December 31, 1996, from 5.7% for the fiscal year ended December 31, 1995. This increase was due to the Company's incurrence of $9.6 million of product introduction costs during the calendar year ended December 31, 1996 related to the retail introduction of the Company's Pasta LaBella flavored pasta products. These costs included payment of fees for product placement or "slotting," introductory consumer sampling, couponing, advertising and trade promotions. There were no comparable 1995 expenditures. In addition to product introduction costs, selling and marketing expenses also increased due to the larger retail revenues associated with Pasta LaBella flavored pasta and increases in club store and private label sales.

     General and Administrative Expense. General and administrative expense increased $.6 million, or 20.7%, to $3.5 million for the calendar year ended December 31, 1996 from $2.9 million for the fiscal year ended December 31, 1995, but decreased as a percentage of revenues from 3.2% to 2.9% over the same period. The increase in general and administrative expense was primarily due to increases in MIS expenses and communication costs incurred to support sales growth and the operations in South Carolina.

     Operating Profit. Operating profit decreased $1.6 million, or 18.2%, to $7.2 million for the calendar year ended December 31, 1996, from $8.8 million for fiscal year ended December 31, 1995 and decreased as a percentage of revenue to 5.9% for the calendar year ended December 31, 1996, from 9.4% for the fiscal year ended December 31, 1995. Excluding product introduction costs, operating profit increased by $8.0 million, or 90.9%, to $16.8 million for the calendar year ended December 31, 1996, from $8.8 million for the fiscal year ended December 31, 1995 and increased as a percentage of revenue to 13.8% for the calendar year ended December 31, 1996 from 9.4% for the fiscal year ended December 31, 1995.

     Interest Expense. Interest expense increased $2.6 million, or 32.5% to $10.6 million for the calendar year ended December 31, 1996 from $8.0 million for fiscal year ended December 31, 1995, due to higher debt levels resulting from the incremental borrowings required to finance the Company's South Carolina and Missouri capital asset expansion and increases in working capital.

     Income Tax. Income tax decreased to $(1.3) million for the calendar year ended 1996 from $.3 million for the fiscal year ended 1995, and reflects an effective income tax rate of approximately 38% in both periods.

     Extraordinary Item. During calendar year ended December 31, 1996, the Company incurred a $1.6 million (net of tax) extraordinary loss due to the write-off of deferred debt issuance costs in conjunction with a partial extinguishment and restructuring of the Company's principal bank credit agreement.

     Net Income. Net income decreased $4.3 million to $(3.8) million for the calendar year ended December 31, 1996, from $.5 million for the fiscal year ended 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash provided by operations and borrowings under its Credit Facility. Historically, the Company has generated liquidity through the sale of equity, which proceeds have generally been used to reduce debt and finance capital expansions. The Company received approximately $86.7 million in net proceeds from the October 1997 initial public offering of its Class A Common Stock, which was used to reduce indebtedness. Cash and temporary investments totaled $1.7 million, and working capital totaled $14.1 million on December 31, 1997.

     The Company's net cash provided by operating activities totaled $3.3 million for the three-month period ended December 31, 1997 compared to $2.5 million for the three-month period ended December 31, 1996. This increase of $.8 million was primarily due to higher net income and the non-cash extraordinary loss due to early extinguishment of debt, offset by an increase in working capital.

     Cash used in investing activities principally relates to the Company's investments in manufacturing, distribution and milling assets. Capital expenditures were $26.3 million for the three-month period ended December 31, 1997 compared to $.8 million in the comparable prior year period. Capital expenditures were $28.4 million for the fiscal year ended September 30, 1997 and
3.0 million for the nine-month period ended September 30, 1996 and were $38.8 million for the fiscal year ended December 31, 1995, respectively. The increase in spending for the fiscal year ending September 30, 1997 was a result of the Company's initial expenditures of $23.7 million of the $86.0 million capital expansion program discussed above, which the Company expects to complete by June 1998. The increased spending in 1995 was primarily the result of the construction of the Company's South Carolina manufacturing and distribution facilities and Missouri distribution center. The increase in spending for the three-month period ended December 31, 1997 was a result of the Company's expenditures toward its $86.0 million South Carolina and Missouri capital expansion programs, which the Company expects to complete during fiscal year 1998. Total spending to date related to the aforementioned capital expansion programs is approximately $60 million. The Company has current commitments for $17.5 million in raw material purchases for fiscal year 1998 and has approximately $20 million in expenditures remaining under the previously referenced $86.0 million capital expansion program. The Company anticipates the capital expansion programs will be fully funded by the end of fiscal year 1998. The Company expects to fund these commitments from operations and borrowings under the Credit Facility. The Credit Facility currently has a credit commitment of $150.0 million and has scheduled commitment reductions which begin at the end of fiscal year 1999. At this time, the current and projected borrowings under the Credit Facility do not exceed the facility's available commitment. The facility matures at the end of fiscal year 2002. The Company anticipates that any borrowing outstanding at that time will be satisfied with funds from operations or will be refinanced.

     Net cash provided by financing activities was $22.0 million for the three-month period ended December 31, 1997 compared to net cash used of $1.8 million for the three-month period ended December 31, 1996. The $22.0 million is primarily a result of: (i) $86.7 million in net proceeds from the October 1997 initial public offering; (ii) $21.8 million proceeds from issuance of debt (net of $.3 million deferred debt issuance costs) offset by (iii) $86.2 million debt repayment.

     The Company plans to use the net proceeds from the Offering to pay a portion of the outstanding indebtedness under the Company's Credit Facility. The Company currently uses cash to fund capital expenditures, repayments of debt and working capital requirements. The Company expects that future cash requirements will principally be for capital expenditures, repayments of indebtedness under the Credit Agreement and working capital requirements.

     The Company entered into an amended and restated credit agreement (the "Credit Agreement") on October 17, 1997, which provides the Company with $150 million in credit on an unsecured, revolving basis at interest rates which are 250 basis points lower than the previous agreement. Interest is to be charged at either the base rate (higher of prime or 1/2 of 1% in excess of the federal funds effective rate) or LIBOR plus an applicable margin based on a sliding scale of the ratio of the Company's total indebtedness divided by earnings before interest, taxes, depreciation and amortization (EBITDA). In addition, a commitment fee is to be charged on the unused facility balance based on the sliding scale of the Company's total indebtedness divided by EBITDA. The stated interest plus the commitment fee will be classified as interest expense. The Credit Agreement contains restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, stock purchases and the Company's ability to enter into certain contractual arrangements. Management does not expect these limitations to have a material effect on the Company's business or results of operations. The Company is in compliance with all financial covenants contained in the new Credit Agreement.

     Management believes that net cash provided by operating activities, net cash provided by financing activities and the net proceeds of the Offering will be sufficient to meet the Company's expected capital and liquidity needs for the foreseeable future.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those due to owner investments and distributions. It includes items such as foreign currency translation adjustments, and unrealized gains and losses on available-for-sale securities. This standard does not change the display or components of present-day net income. SFAS 130 is not expected to have a material impact on the Company.

     Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This new standard requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and how it measures segment performance. SFAS 131 requires companies to disclose a measure of segment profit or loss (operating income, for example), segment assets, and reconciliations to consolidated totals. It also requires entity-wide disclosures abut a company's products and services, its major customers and the material countries in which it holds assets and reports revenues. This statement is not expected to have a significant effect on the Company.

EFFECT OF INFLATION

     During the last three fiscal periods, inflation has not had a material effect on the Company, other than to increase its cost of borrowing and raw materials. In general, however, the Company has been able to increase the majority of customer sales prices to recover significant raw material cost increases. However, changes in prices of the Company's pasta products and the pass-through of higher durum wheat costs to certain customers historically have lagged price increases in the Company's raw material costs.

YEAR 2000 COMPLIANCE

     The Company has reviewed its computer hardware and software systems and has recently begun upgrading those systems through modification or replacement. The Company currently anticipates this upgrading to be completed during 1998.

     The Company expects to incur approximately $100,000 in each fiscal quarter beginning with the second quarter of 1998 through the first quarter of 1999 to resolve the Company's Year 2000 compliance issues. All expenses incurred in connection with Year 2000 compliance will be expensed as incurred, other than acquisitions of new software or hardware, which will be capitalized. See "Risk Factors -- Year 2000 Compliance."

                                    BUSINESS

OVERVIEW

     AIPC is the second largest and one of the fastest-growing producers and marketers of pasta in North America. The Company commenced operations in 1988 with the North American introduction of new, highly-efficient durum wheat milling and pasta production technology. Management believes that the Company's singular focus on pasta, vertically-integrated facilities, continued technological improvements and development of a highly-skilled workforce enable AIPC to produce high-quality pasta at costs below those of many of its competitors. Management believes that the combination of the Company's cost structure, the average age of its competitors' North American pasta production equipment and the growing pasta consumption in North America creates significant opportunities for continued growth. The Company is on target to nearly double its capacity in June 1998 with the completion of the expansion of its Missouri facility. The Company's revenue and operating income were $135.1 million and $20.7 million, respectively, for the twelve-month period ended December 31, 1997, and grew at CAGRs of 30% and 33%, respectively, over the five-year period ended December 31, 1997.

     The Company has rapidly established a significant market presence in North America by developing strategic customer relationships with food industry leaders that have substantial pasta requirements. North American pasta consumption exceeded 5.0 billion pounds in 1995 and is expected to grow based on industry trade sources and the Company's own analysis. The Company has a long-term supply agreement with Sysco, the nation's largest marketer and distributor of foodservice products. AIPC is now the exclusive producer of Mueller's, the largest pasta brand in the United States, pursuant to a long-term manufacturing and distribution agreement with Bestfoods. AIPC is also the primary supplier of pasta to Sam's Club, the largest club store chain in the United States, and supplies private label and branded pasta to six of the 10 largest grocery retailers in the United States, including Wal*Mart, A&P, Publix, Albertsons, American Stores and Winn-Dixie. In recent months the Company has added several new customers including Harris Teeter, Spartan, Meijer and Ahold/Finast. In addition, AIPC has developed supply relationships with industrial users of pasta, such as Pillsbury, General Mills and Kraft Foods, which use the Company's pasta as an ingredient in branded food products.

     The Company produces more than 80 dry pasta shapes in two vertically-integrated production and distribution facilities, strategically located in Excelsior Springs, Missouri and Columbia, South Carolina. The construction of the Missouri plant in 1988 represented the first use in North America of a vertically-integrated, high-capacity pasta plant using Italian pasta production technology. Management believes that this plant continues to be among the most efficient and highly-automated pasta facilities in North America. The South Carolina plant, which commenced operations in 1995, produces only pasta shapes conducive to high-volume production and employs a highly-skilled, self-managed workforce. The Company recently completed a significant portion of its capital expenditure program initiated in 1997 which increased the Company's annual pasta production capacity to approximately 500 million pounds and added a highly-automated durum wheat mill to its South Carolina plant. Management believes the South Carolina plant is now the largest and most efficient pasta producing facility in North America in terms of productivity and conversion cost per pound. The Company anticipates that the planned additional capacity expansion at the Missouri facility, including new high-speed, high-output pasta production lines and expansion of its distribution facility, will be completed by June 1998. This expansion will increase the Company's annual production capacity to more than 600 million pounds.

PROPOSED HARVEST STATES ALLIANCE

     In November 1997, the Company announced a letter of intent with Amber Milling Company, a division of Harvest States Cooperatives, one of the largest agribusiness cooperatives in the United States. The proposed business arrangement contemplates AIPC constructing a highly efficient, state-of-the-art pasta production facility adjacent to Harvest States' recently constructed wheat mill in Kenosha, Wisconsin. Under the terms of the contemplated arrangement, Harvest States would transfer to AIPC the land and infrastructure for the facility and supply semolina and other raw materials to the proposed plant under a long-term supply agreement. AIPC anticipates the proposed facility would initially target the growing industrial pasta market. The Company estimates it would invest approximately $30 million in capital expenditures to construct the facility, with a targeted annual capacity of approximately 150 million pounds. The Harvest States alliance is subject to final negotiations and agreement, several pre-conditions and board of directors' approval from both parties prior to July 1, 1998. There can be no assurance that a definitive agreement will be reached or that, if reached, the Company will be able to implement successfully the Harvest States alliance. See "Risk Factors -- Failure to Implement Harvest States Alliance."

     Management believes the Harvest States alliance would create strategic advantages by: (i) accelerating the time line for constructing a third facility targeting the growing industrial pasta market; (ii) creating highly efficient capacity to support future growth; (iii) providing long-term access to the variety of raw materials needed to support the industrial pasta market (several of which AIPC cannot produce currently in its durum semolina mills); (iv) making available rail and highway infrastructure for efficient distribution to AIPC's customers; and (v) providing access to Harvest States' durum wheat origination network, which is the largest in the United States, and handles over 50% of U.S. durum wheat. The Harvest States alliance would expand AIPC's vertical integration strategy to Harvest States' Kenosha mill, one of North America's newest and most efficient mills. Additionally, Harvest States' Kenosha mill uses the same high-quality, state-of-the-art milling equipment and technology as AIPC's existing mills, ensuring product consistency for existing customers.

OPERATING STRATEGY

     The Company's operating strategy is to grow revenues and profitability by offering customers the highest quality pasta products at competitive prices with superior customer service. Key elements of the Company's operating strategy are to:

          - Continue to Lead the Industry as a Low Cost Producer of High Quality Pasta. AIPC has successfully implemented production and capital investment strategies designed to achieve low-cost production of high-quality products. AIPC has distinguished itself from most major pasta producers by vertically integrating the durum wheat milling function with the production process, thereby allowing the Company to manage the grain procurement process and better control the consistency, quality and cost of its raw materials. The Company has invested in new pasta making technology, process controls and the development of a largely self-managed work force. Management believes that its facilities are among the most efficient pasta production facilities in North America in terms of productivity and conversion cost per pound. AIPC actively manages plant capacity utilization to optimize its fixed asset base and profitability through Contract Sales to government agencies and other customers. The Company believes that its vertically-integrated processes and pasta production equipment produces pasta of superior color, texture, flavor and consistency. AIPC's logistics strategy enables the Company to realize significant distribution cost savings through its strategically-located distribution centers. The Company expects to realize additional operating efficiencies through the current expansion programs at its existing facilities, and ongoing improvement programs. See "-- Proposed Harvest States Alliance" and "-- Facilities and Expansion."

          - Expand Customer-Driven Strategy. The Company is committed to developing and maintaining strategic relationships with customers who (i) are food industry leaders requiring a significant volume of high-quality pasta; (ii) have committed marketing and sales resources to growing their pasta business; and (iii) pursue long-term supplier relationships. The Company has followed this strategy since commencing operations in 1988, beginning with an agreement with Sysco. For almost a decade, the Company has been Sysco's primary pasta supplier. In addition, since 1994, the Company has been the primary pasta supplier to Sam's Club. AIPC currently supplies private-label and branded products to over 20 retail grocery customers, including many of the largest U.S. grocery retailers. AIPC also supplies pasta to leading food processors such as Pillsbury, General Mills and Kraft for use as a food ingredient. The Company is also the sole producer of Mueller's, the largest pasta brand in the United States, under the Bestfoods Agreement. Management believes that these strategic relationships increase sales and operating efficiencies, facilitate AIPC's investment in new technology, create distribution synergies, and enable closer involvement in its customers' pasta businesses.

          - Provide Superior Customer Service. The Company develops and enhances customer relationships by providing superior service and technical support to its customers. The Company has invested heavily in the development of a broad range of customer service programs, including electronic data interchange (EDI) and efficient consumer response (ECR) programs which streamline the order, invoicing and inventory management functions. AIPC uses its customer response services and category management expertise, based in part on data supplied by A.C. Nielsen Co. ("Nielsen"), to assist customers in their supply management and merchandising decisions. AIPC's inventory management system is designed to optimize customer lead time, order fill rate and inventory turnover. To provide its customers with benefits in both transportation cost and delivery time, the Company has strategically located its distribution centers in Missouri, South Carolina and California. The Company provides marketing, technical and service support to its customers by assisting customers with supply and category management decisions, producing pasta to its customers' specifications and making operational recommendations to its customers using pasta as an ingredient in their food products. AIPC is the only pasta producer to sponsor an annual durum milling and pasta production technology forum, at which industry experts conduct a training and development program for the manufacturing and research and development personnel of food companies.

GROWTH STRATEGY

     The Company continues to implement its growth strategy, which builds on the Company's operating strategy and industry trends. Key elements of the Company's growth strategy are to:

          - Continue Bestfoods Business Expansion. The Company was selected in 1997 to be the exclusive producer of Bestfoods' Mueller's brand pasta, the largest pasta brand in North America and has transferred production of substantially all of Mueller's primarily to its recently expanded South Carolina facility. Management believes that the Company's experience in servicing large pasta supply agreements and its current expansion of its South Carolina and Missouri milling pasta production and distribution facilities will enable AIPC to support potential future growth. Management anticipates Bestfoods's annual volume requirements will represent an approximately 60% increase over the Company's fiscal 1997 production volume.

          - Obtain Additional Private Label Customers. The Company intends to continue to grow its existing private label customer base and secure additional private label customers by continuing to offer quality products, competitive pricing, category management and superior customer service. Management believes that AIPC's prospects for growth in the private label market have been enhanced since Borden, historically the largest private label supplier in North America, discontinued its private label pasta business in 1997.

          - Increase Sales to Industrial Customers. The Company believes that industrial users of pasta will continue to require increasing quantities of pasta and that a greater portion of these requirements will be outsourced to more efficient producers of high-quality pasta, such as AIPC. Management has identified additional strategic opportunities with industrial users of pasta which may result in incremental growth, new product development and cost savings opportunities in the future. See "-- Proposed Harvest States Alliance"

          - Continue Product Innovation. In 1995, the Company introduced Pasta LaBella flavored pasta, a line of all natural, full-flavored pasta products utilizing patented flavoring technology and AIPC's proprietary production process. In addition to pursuing increased sales with institutional customers, the Company is exploring potential sales and marketing alliances to expand retail distribution of Pasta LaBella flavored pasta. AIPC also intends to continue assisting its customers with innovative products and packaging, and the development of additional value-added products intended to generate higher margins than traditional pasta products.

     The Company was incorporated under the laws of the State of Delaware in 1991, and is the successor by merger of a Colorado corporation incorporated in 1986. The Company's executive offices are located at 1000 Italian Way, Excelsior Springs, Missouri 64024, and its telephone number is (816) 502-6000. The

Company's home page on the World Wide Web is located at http://www.pastalabella.com. Information contained in the Company's home page shall not be deemed to be a part of this Prospectus.

PASTA INDUSTRY

     North American pasta consumption exceeded 5.0 billion pounds in 1995 and is expected to grow based on industry and trade sources and the Company's own analysis. The pasta industry consists of two primary customer markets: (i) Retail, which includes grocery stores, club stores and mass merchants that sell branded and private label pasta to consumers; and (ii) Institutional, which includes both foodservice distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient. In 1997, the supermarket portion of the Retail market accounted for approximately 1.3 billion pounds, of which branded and private label pasta accounted for 1.0 billion and .3 billion pounds, respectively. Foodservice distributors, food processors and the U.S. government in the Institutional market accounted for the remainder of the volume, approximately 3.7 billion pounds, in 1996.

     The expected increase in North American consumption is primarily attributable to the widespread recognition that pasta is an inexpensive, convenient and nutritious food. The U.S. Department of Agriculture places pasta on the foundation level of its pyramid of recommended food groups. Products such as flavored pasta, prepared sauces, boxed pasta dinners, and both frozen and shelf-stable prepared pasta entrees support consumers' lifestyle demands for convenient at-home meals. Pasta continues to grow in popularity in restaurants as Americans continue to dine away from home more frequently.

     Customer Markets

     Retail. Hershey, Borden and Bestfoods together represent a majority of the branded Retail market. Hershey, which primarily competes in the branded Retail market and whose retail brands include Ronzoni, San Giorgio, Skinner and American Beauty, is the industry leader and produced 24.0% of the total pounds sold in the branded Retail market for the 53 weeks ended September 30, 1997. Borden, which produced 20.4% of the total pounds sold in the Retail market for the 53 weeks ended June 30, 1997, has announced its intention to shift its strategy to focus on its branded pasta and sauce products, which include Creamette, Prince, Catelli, Merlino's and Anthony's, and to exit private label pasta production and sales. Bestfoods participates in the Retail market with Mueller's, the oldest and largest pasta brand in the United States. AIPC directly participates in the branded Retail market by producing and distributing Pasta LaBella flavored pasta and will indirectly participate in such market by processing and distributing Mueller's brand pasta for Bestfoods. Bestfoods has transferred substantially all of its Mueller's brand pasta production to AIPC. See "-- Production and Supply Agreements."

     Between the first quarter of 1994 and the first quarter of fiscal 1998, sales of private label pasta products increased from 18.7% to 22.0% of the total pounds of pasta sold in the Retail market based on Information Resources, Inc. InfoScan Review data. Management believes that sales of private label pasta products will continue to grow at a rate in excess of the overall Retail pasta market. Following Borden's departure from the private label market, AIPC has become one of the leading suppliers in the remaining fragmented market. Management believes that the private label category offers significant growth and profit opportunities to retailers and efficient producers. Retailers often prefer high-quality private label products to branded products because private label products typically enable retailers to generate higher margins and maintain greater control of in-store merchandising. While consumers traditionally have viewed private label products as having lower quality than branded products, management believes that new high-quality private label products have begun to change this perception. Management attributes some of this change in the private label market to the increasingly upscale image, improved packaging, higher product quality and competitive prices of private label products.

     Institutional. The Institutional market includes both foodservice distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient. Traditional foodservice customers include businesses and organizations, such as Sysco and JP Foodservice, Inc., that sell products to restaurants, healthcare facilities, schools, hotels and industrial caterers. Most foodservice distributors obtain their supply of pasta from third party producers such as AIPC. The foodservice market is highly-fragmented and is served by numerous regional and local food distributors, including both "traditional" foodservice customers and chain restaurant customers. Sysco, the nation's largest foodservice marketer and distributor of foodservice products and one of the nation's largest commercial purchasers of pasta products, serves approximately 10% of the foodservice customers in the United States and has more than double the revenues of the next largest foodservice distributor.

     The Institutional market also includes sales to food processors who use pasta as an ingredient in their food products such as frozen dinner entrees and side dishes, dry side dish mixes, canned soups and single-serve meals. Large food processors that use pasta as a food ingredient include Kraft Foods, International Home Foods, Inc., Stouffers Corp., Campbell Soup Company, ConAgra, Inc., Pillsbury and General Mills. The consistency and quality of the color, starch release, texture, cooking consistency, and gluten and protein content of pasta produced for food processors is crucial to their products' success. As a result, food processors have stringent specifications for these attributes.

     The size of the Institutional market is affected by the number of food processors that elect to produce pasta internally rather than outsourcing their production. Historically, most pasta used by food processors was manufactured internally for use in food processors' own products. Management believes, however, that an increasing number of food processors may discontinue the internal production of their own pasta and outsource their production to more efficient producers such as AIPC.

     Pasta Production Capacity

     Management believes that pasta producers have historically rationalized their existing production facilities. Within the past several years, however, there has been an increase in some pasta producers' capital reinvestment. Upon completion of the expansion of the Company's Missouri facility, AIPC will have increased its production capacity to over 600 million pounds since commencing operations in 1988. Several domestic pasta producers have recently completed production facility additions or announced their intention to increase domestic production capacity. In addition to AIPC's substantially completed capital expansion, management believes that these capacity additions represent more than 200 million pounds in aggregate. Dakota Growers increased the capacity of its durum wheat milling operations in December 1996 and has completed a pasta production capacity expansion increasing its total annual pasta production capacity to 240 million pounds. In late 1997 Hershey added approximately 50 million pounds of pasta capacity to its facility in Winchester, Virginia. Barilla is currently building an integrated milling and pasta production facility near Ames, Iowa with an estimated annual pasta capacity between 130 and 155 million pounds scheduled for completion in late 1998 or early 1999. Two major pasta producers have also reduced pasta production capacity. Borden closed or sold five of its ten North American pasta plants in 1997, and Bestfoods eliminated its capacity of approximately 180 million pounds. In addition, on February 23, 1998, Dakota Growers acquired all of the outstanding stock of Primo Piatta, Inc. ("Primo"), a Minnesota-based pasta producer. Primo's assets include two production facilities with total annual capacity of approximately 175 million pounds and a distribution center located in Minneapolis. AIPC and Dakota Growers are currently the only major pasta producers in the United States that own vertically-integrated milling and pasta production facilities. Barilla's planned facility in Ames, Iowa will also be vertically integrated.

     Pricing pressures from Turkish and Italian pasta producers aggressively targeting the U.S. markets have adversely affected returns and earnings of some U.S. producers in recent years. Management estimates pasta imported from foreign producers during 1996 represented approximately 12% of the U.S. dry pasta market, and that of this amount, approximately two-thirds originated from producers in Italy and Turkey. The primary foreign suppliers of pasta with which the Company competes are Barilla and De Cecco. In 1996, a U.S. Department of Commerce investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefitting from subsidies from their respective governments. Effective July 1996, the U.S. International Trade Commission imposed anti-dumping duties ranging from 2.8% to 46.7% on Italian imports and from 56.8% to 63.3% on Turkish imports, as well as countervailing duties ranging from 1.2% to 11.2% on Italian imports and from 3.9% to 15.8% on Turkish imports. The Department of Commerce currently is conducting an administrative review of its anti-dumping and countervailing duty orders of July 1996 relating to three Turkish and 16 Italian pasta producer, including Barilla and De Cecco. On January 22, 1998, the Department of Commerce indicated that it intends to issue preliminary findings not later than July 1, 1998, with the final results of its review expected by October 1, 1998. Although Italian and Turkish importers still participate in the major U.S. customer markets, management believes that these duties have significantly reduced the volume of low-priced pasta from Italy and Turkey. See "Risk Factors -- Competition."

     Raw Materials

     Pasta's primary ingredient is semolina, which is extracted from durum wheat through a milling process. Almost all domestic pasta producers purchase semolina from third party milling companies. Durum wheat is used exclusively for pasta. Each variety of durum wheat has its own unique set of protein, gluten content, moisture, density, color and other attributes which affect the quality and other characteristics of the semolina. The Company blends semolina from different wheat varieties as needed to meet customer specifications.

     Durum wheat used in United States pasta production generally originates from Canada, North Dakota, Montana, Arizona and California. Although durum wheat can be purchased directly from farmers or grower-owned cooperatives, most milling companies purchase durum wheat on a commodity exchange. AIPC and Dakota Growers are the only major producers of pasta in North America that have vertically integrated milling and production facilities. See "Raw Materials and Supplies."

PRODUCTS

     AIPC's product line, comprising over 1,000 stock-keeping units ("SKUs"), includes long goods such as spaghetti, linguine, fettuccine, angel hair and lasagna, and short goods such as elbow macaroni, mostaccioli, rigatoni, rotini, ziti and egg noodles. In many instances, the Company produces pasta to its customers' specifications. AIPC makes over 80 different shapes and sizes of pasta products in over 160 package configurations, including bulk packages for institutional customers and small individually-wrapped packages for retail sale to individual consumers. AIPC contracts with third parties for the production of certain pasta shapes, such as retail lasagna and canneloni, which are specialized products, but which are necessary to offer customers a full range of pasta products. Purchased pasta represented less than 2% of AIPC's total unit volume in fiscal periods 1997, 1996 and 1995.

     In fiscal 1995, AIPC introduced a product line of all natural, full-flavored pasta marketed under the Pasta LaBella brand. Pasta LaBella flavored pasta is principally marketed as a branded product to grocery retailers and to Sysco. AIPC's all-natural, full-flavored dry pasta is available in a variety of flavors including tomato basil, lemon pepper, pesto, roasted garlic and herb, roasted bell pepper/roasted garlic, and cracked black pepper. Management believes that AIPC's use of patented flavoring ingredients under an exclusive license and a proprietary manufacturing process allows the Company to provide superior product quality and flavor delivery compared to competitive flavored pasta products. Pasta LaBella flavored pasta was recognized as one of the top 10 new products in the United States in 1996 by Food Processing Magazine. AIPC also intends to continue to assist its customers with innovative products and packaging, and the development of additional value-added products intended to generate higher margins than traditional pasta products.

QUALITY

     The Company believes that its state-of-the-art, Italian pasta production equipment is capable of producing the highest quality pasta. AIPC's products are produced to satisfy the specifications of the Company's customers as well as its own product specifications, which management believes are among the highest in the industry. The Company's pasta is distinguished by a rich, natural "wheaty" taste and a consistently smooth and firm ("al dente") texture with a minimum amount of white spots or dark specks. AIPC evaluates the quality of its products through: (i) internal laboratory evaluation of AIPC products against competitive products on physical characteristics, including color, speck count, shape and consistency, and cooking performance, including starch release, protein content and bite; and (ii) competitive product comparisons that AIPC's customers perform on a regular basis.

     The Company submits its production facilities to semi-annual inspections by the American Institute of Baking ("AIB"), the leading United States baking, food processing and allied industries evaluation agency for sanitation and food safety. The Company consistently has achieved the AIB's highest "Superior" rating. The Company also implemented a comprehensive Hazard Analysis Critical Control Point ("HACCP") program five years ago to continuously monitor and improve the safety, quality and cost-effectiveness of the Company's facilities and products. The Company believes that having an AIB rating of "Superior" and meeting HACCP standards have helped the Company attract new business and strengthen existing customer relationships.

PRODUCTION AND SUPPLY AGREEMENTS

     The Company has established itself as one of the largest producers of dry pasta in North America by establishing strategic production, supply and distribution arrangements with several food industry leaders, including Bestfoods and Sysco.

     Under the Bestfoods Agreement, Bestfoods closed its pasta production facility formerly dedicated to the production of Mueller's brand pasta in December 1997 and AIPC became the exclusive producer of Mueller's, with the exception of two specialty items which Bestfoods currently purchases from another supplier. Bestfoods is a global food company, and its Mueller's pasta line is the oldest and largest pasta brand in the United States with an annual sales volume averaging approximately 200 million pounds over the last five years. AIPC is paid on a "cost plus" basis in an amount equal to total actual cost of production plus a guaranteed profit per pound of pasta produced. Bestfoods has guaranteed minimum purchase volumes of 175 million pounds annually for nine years. AIPC may also benefit from additional cost savings resulting from improved productivity. The term of the contract is through December 31, 2006 with a three-year renewal term at the option of Bestfoods. Without Bestfoods's consent, AIPC may not produce branded retail pasta for Borden, Hershey or Barilla, and is limited to the production of an aggregate of 12 million pounds of branded pasta products annually for other producers. The Bestfoods Agreement may be terminated by Bestfoods upon certain events, including (i) a failure by AIPC to satisfy certain minimum production requirements for any reason other than the fault of Bestfoods or events demonstrably beyond AIPC's control, or (ii) AIPC's merger with, or sale of substantially all of its assets to, Borden, Hershey or Barilla.

     Pursuant to the Sysco Agreement, AIPC is the primary supplier of pasta for Sysco and has the exclusive right to supply pasta to Sysco for sale under Sysco's brand names. Sysco, which operates from approximately 65 operations and distribution facilities nationwide, provides products and services to approximately 230,000 restaurants, hotels, schools, hospitals, and other institutions, as well as the U.S. government. For the twelve-month period ended December 31, 1997, sales attributed to Sysco represented approximately 27% of the Company's net revenues. Sysco recently exercised its option to renew its agreement with AIPC for an additional three years through June 30, 2000, and has options to renew the agreement for additional three-year periods through June 30, 2006. AIPC products are sold to Sysco on a cost-plus basis, with annual adjustments based on the prior year's costs. Under the Sysco Agreement, AIPC may not supply pasta products to any business other than Sysco in the United States, Mexico or Canada that operates as, or sells to, institutions and businesses which provide food for consumption away from home (i.e. foodservice businesses) without Sysco's prior consent. In 1996 and 1997, Sysco honored the Company as one of the 10 best of its 1,300 suppliers. The Sysco Agreement may be terminated by Sysco upon certain events, including a substantial casualty to or condemnation of AIPC's Missouri plant.

RAW MATERIALS AND SUPPLIES

     AIPC's ability to produce high-quality pasta generally begins with its purchasing durum wheat directly from farmers and grower-owned cooperatives in Canada, North Dakota, Montana, Arizona and California, rather than from grain exchanges. This direct purchasing method ensures that the extracted semolina meets AIPC's specifications since each variety of durum wheat has its own unique set of milling and pasta making characteristics. The Company has several sources for durum wheat and is not dependent on any one supplier. As a result, the Company believes that it has adequate sources of supply for durum wheat. The Company occasionally buys and sells semolina to balance its milling and production requirements.

     Durum wheat is a commodity crop whose average monthly market price has fluctuated from a low of $5.18 per bushel to a high of $7.49 per bushel in the last four years. The February 1998 average price per bushel of durum wheat was $5.95. The Company manages its durum wheat cost risk through durum "pass-through" long-term contracts and other arrangements with its customers and advance purchase contracts for durum wheat which are generally less than six months' duration. Long-term supply agreements and other customer arrangements which allow for the pass-through of durum wheat cost changes in certain circumstances represented approximately 65% of AIPC's total revenue for the twelve-month period ended December 31, 1997. Management believes that the Company will significantly increase the percentage of revenues pursuant to contracts which include provisions for sales price adjustments as it generates Bestfoods revenues in 1998. See "Risk Factors -- Raw Materials" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     AIPC purchases its packaging supplies, including poly-cellophane, paperboard cartons, boxes and totes from third parties. Management believes the Company has adequate sources of packaging supplies.

FACILITIES AND EXPANSION

     Production Facilities. AIPC's pasta production plants are located near Kansas City in Excelsior Springs, Missouri, and in Columbia, South Carolina. The Company's facilities are strategically located to support North American distribution of AIPC's products and benefit from the rail and interstate highway infrastructure. At March 31, 1998, the Company's facilities had combined annual milling and production capacity of approximately 600 million pounds of durum semolina and 500 million pounds of pasta.

     The Company has pursued a capacity expansion strategy over the past several years. During 1994, the Company completed a $30.0 million expansion of the Missouri plant, increasing production capacity more than 70% to 230 million pounds per year and, at the same time, increased its durum wheat milling capacity over 100% to support pasta production of approximately 300 million pounds per year. In 1995, the Company added approximately 100 million pounds of pasta capacity by constructing its South Carolina plant.

     AIPC has completed a significant portion of its $86.0 million capital expenditure program which, when completed, will nearly double its current pasta production capacity from 330 million pounds per year to approximately 600 million pounds per year in 1998. The Company recently completed the construction of a durum wheat mill in South Carolina which adjoins the existing plant facility, representing a 200% increase in the facility's pasta production capacity, and a doubling of the capacity of the South Carolina distribution facility. The additional capacity at the Missouri facility, scheduled for completion in June 1998, will combine high-speed, high-output pasta production lines with the ability to produce a full range of products, and will include a distribution center expansion. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Risk Factors -- Substantial Planned Investment in Milling and Production Facilities."

     To date, each of the Company's major capacity expansion programs has been completed on schedule and within budget, and has delivered the targeted levels of output and efficiency. The current expansion of the Missouri facility is progressing on-time and on-budget. See "Risk Factors -- Substantial Planned Investments in Milling and Production Facilities" and "Management of Growth and Implementation of Bestfoods Business."

     Proposed Harvest States Alliance. In November 1997, the Company announced a letter of intent with Amber Milling Company, a division of Harvest States Cooperatives, one of the largest agribusiness cooperatives in the United States. The proposed business arrangement contemplates AIPC constructing a highly efficient, state-of-the-art pasta production facility adjacent to Harvest States' recently constructed wheat mill in Kenosha, Wisconsin. Under the terms of the contemplated arrangement, Harvest States would transfer to AIPC the land and infrastructure for the facility and supply semolina and other raw materials to the proposed plant under a long-term supply agreement. AIPC anticipates the proposed facility would initially target the growing industrial pasta market. The Company estimates it would invest approximately $30 million in capital expenditures to construct the facility, with a targeted annual capacity of approximately 150 million pounds. The Harvest States alliance is subject to final negotiations and agreement, several pre-conditions and board of directors' approval from both parties prior to July 1, 1998. There can be no assurance that a definitive agreement will be reached or that, if reached, the Company will be able to implement successfully the Harvest States alliance. See "Risk Factors -- Failure to Implement Harvest States Alliance."

     Management believes the Harvest States alliance would create strategic advantages by: (i) accelerating the time line for constructing a third facility targeting the growing industrial pasta market; (ii) creating highly efficient capacity to support future growth; (iii) providing long-term access to the variety of raw materials needed to support the industrial pasta market (several of which AIPC cannot produce currently in its durum semolina mills); (iv) making available rail and highway infrastructure for efficient distribution to AIPC's customers; and (v) providing access to Harvest States' durum wheat origination network, which is the largest in the United States, and handles over 50% of U.S. durum wheat. The Harvest States alliance would expand AIPC's vertical integration strategy to Harvest States' Kenosha mill, one of North America's newest and most efficient mills. Additionally, Harvest States' Kenosha mill uses the same high-quality, state-of-the-art milling equipment and technology as AIPC's existing mills, ensuring product consistency for existing customers.

     Milling and Pasta Production Processes. Durum wheat is currently delivered to AIPC's mills in Missouri and South Carolina by railcar directly from the durum wheat elevators in the northern United States and Canada under a long-term rail contract with the Canadian Pacific Rail System and the Norfolk Southern Railway Company. The wheat is then unloaded, blended and pre-cleaned. Next, the moisture content of the wheat is raised to the optimal level required for milling (the "tempering process"). The cleaned and tempered wheat is then conveyed to the mill where grinding, sifting, and purifying processes extract the purest possible semolina. The semolina milling is controlled from a central control room located in the mills where a single AIPC team member monitors and directs the mill's entire milling, cleaning and storage process.

     After being mixed with water, the semolina is extruded into the desired shapes and travels through computer-controlled high-temperature dryers and stabilized at room temperature. The Company's entire pasta production process is controlled by programmable logic controllers which enable all of the production lines to be operated and monitored by minimal staff. The pasta is then packaged in a wide variety of packaging configurations on highly-automated film, carton and bulk packaging systems and forwarded through automated conveyors to the distribution center to be palletized and stored prior to shipment.

     The Company's vertically-integrated milling and pasta production process is depicted in the following chart:

                  AIPC'S MILLING AND PASTA PRODUCTION PROCESS

                   MILLING AND PASTA PRODUCTION PROCESS GRAPH

     Distribution. The Company's three distribution centers are strategically located in South Carolina, Missouri and Southern California to serve a national market. The Company currently owns the distribution center adjoining its Missouri plant and leases its distribution center in South Carolina as well as space in a public warehouse in Pomona, California. The Company completed construction of the integrated warehousing and distribution facilities at its Missouri and South Carolina facilities during 1995 and recently completed the expansion of its South Carolina distribution facility. The warehousing and distribution facilities are integrated with the Company's production facilities which allows cased, finished products to be automatically conveyed via enclosed case conveying systems from the production facilities to the distribution centers for automated palletization and storage until shipping. The combination of integrated facilities and multiple distribution centers enables AIPC to realize significant distribution cost savings and provides lead time, fill rate and inventory management advantages to its customers. The operation of the Missouri and South Carolina distribution centers is outsourced under a long-term agreement with Lanter Company, a firm specializing in warehouse and logistics management services. Most of the Company's customers use inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers. The

Company works with its customers to forecast consumer demand which allows the Company to anticipate customer demand.

SALES AND MARKETING

     AIPC actively markets its products through approximately 19 internal sales and marketing staff and approximately 30 independent food brokers and distributors throughout the United States. AIPC's senior management is directly involved in the selling process in all customer markets. The Company's sales and marketing strategy is to provide superior quality, complete product offering, distinctive packaging specifically tailored to customers' needs, competitive pricing and superior customer service to attract new customers and grow existing customers' pasta sales.

     One of the Company's core strengths has been the development of strong customer relationships and the establishment of a reputation as a technical and service expert in the pasta field. As part of its overall customer service strategy, AIPC uses its category management expertise to assist customers in their supply management decisions regarding pasta and new products. The Company's category management experts use on-line Nielsen's supermarket data to drive pasta category growth by recommending pricing, SKU sets and shelf spacing to both private label and branded customers. AIPC representatives also assist food processors in incorporating AIPC's pasta as an ingredient in its customers' food products. The Company sponsors an annual "Pasta Technology Forum" which is a training and development program for its customers' production and new product personnel. AIPC also produces and distributes a quarterly newsletter, the Pasta Advisor, to its institutional customers which contains recommendations regarding storage, conveying, cooking and ingredient combination. In addition to technical education, the Company provides dedicated technical support to its customers by making recommendations regarding the processing of pasta in their facilities. AIPC believes that these value-added activities provide customers with a better appreciation and awareness of the Company and its products.

     The Company consistently demonstrates its commitment to customer service through the development of enhanced customer service programs. Examples of these programs include the creation by AIPC of an ECR model which uses EDI and vendor replenishment programs to assist its key retail customers, and category management services for its private label and branded customers. These programs also enable the Company to more accurately forecast production and sales demand, enabling higher utilization of production capacities and lower average unit costs. AIPC has also created a dedicated sales force for Sysco, its largest customer, to provide regional sales support.

MANAGEMENT INFORMATION SYSTEMS

     The Company's production, distribution, sales and marketing operations are supported by an IBM AS400-based computer system. The system utilizes licensed BPCS manufacturing software which has been tailored to the Company's management processes and integrates its production, purchasing, order entry, inventory management, distribution and accounting systems. The Company's MIS were recently upgraded in anticipation of the Company's growth and desire to continue to offer its customers value-added, efficient services. The Company has invested substantial amounts in EDI and ECR to streamline the order, invoicing and inventory management functions. The Company believes that its current and planned hardware and software upgrades will adequately address any systems operations issues relating to the year 2000. See "Risk Factors -- Year 2000 Compliance."

COMPETITION

     The Company operates in a highly competitive environment against numerous well-established national, regional and foreign companies, and many smaller companies. The Company's competitors include both independent pasta producers and pasta divisions and subsidiaries of large food products companies. The Company competes in the procurement of raw materials, the development of new products and product lines, the improvement and expansion of previously introduced products and product lines and the production, marketing and distribution of its products. AIPC's products compete with a broad range of food products, both in the retail and institutional customer markets. Competition in these markets generally is based on product quality and taste, pricing, packaging and customer service and logistics capabilities. The Company believes that it currently competes favorably with respect to these factors. See "Risk
Factors -- Competition" and "Business -- Pasta Industry."

     AIPC's direct competitors include large multi-national companies such as Hershey and Borden and other competitors such as Dakota Growers, Philadelphia Macaroni and Zerega's. The Company also competes against foreign companies such as Italian pasta producers De Cecco and Barilla and competes, indirectly, against food processors such as Kraft Foods, General Mills, Inc., International Home Food Products Inc., Campbell Soup Company and Stouffers Corp., that produce pasta internally as an ingredient for use in their food products. See
"-- Industry."

TRADEMARKS AND PATENTS

     The Company holds a number of federally registered and common law trademarks which it considers to be of considerable value and importance to its business including: AIPC American Italian Pasta Company, American Italian, and Pasta LaBella. The Company has registered the AIPC American Italian Pasta Company(R), Pasta LaBella(R), Montalcino(R) and other trademarks with the U.S. Patent and Trademark Office. AIPC has filed a registration application with the U.S. Patent and Trademark Office for the Calabria(TM) and Heartland(TM) trademarks. A patent application is currently pending with respect to the proprietary flavoring process for Pasta LaBella flavored pasta.

REGULATION

     The Company is subject to various laws and regulations relating to the operation of its production facilities, the production, packaging, labeling and marketing of its products and pollution control, including air emissions, which are administered by federal, state, and other governmental agencies. The Company's production facilities are subject to inspection by the U.S. Food and Drug Administration and Occupational Safety and Health Administration, the Missouri Department of Natural Resources and the South Carolina Department of Health and Environmental Control.

EMPLOYEES

     As of March 31, 1998, the Company employed 380 full-time persons, of whom 200 were salaried employees and 180 were hourly employees. The Company's employees are not represented by any labor unions. AIPC considers its employee relations to be good.

LEGAL PROCEEDINGS

     The Company currently is not a party to any material litigation nor is it aware of any litigation threatened against it which, if commenced and adversely determined, would likely have a material adverse effect upon the business or financial condition of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the directors and executive officers of the Company as of the date of this
Prospectus:

                   NAME                       AGE                     POSITION
                   ----                       ---                     --------
Horst W. Schroeder........................    56     Chairman of the Board of Directors
Timothy S. Webster........................    36     President and Chief Executive Officer;
                                                     Director
Norman F. Abreo...........................    47     Executive Vice President -- Operations
David E. Watson...........................    42     Executive Vice President and Chief
                                                     Financial Officer
Darrel E. Bailey..........................    45     Senior Vice President -- Institutional
                                                     Sales
David B. Potter...........................    39     Senior Vice President -- Procurement
Jerry Dear................................    50     Senior Vice President -- Retail Markets
Jonathan E. Baum..........................    37     Director
David Y. Howe.............................    33     Director
Robert H. Niehaus.........................    42     Director
John P. O'Brien...........................    56     Director
William R. Patterson......................    56     Director
Lawrence B. Sorrel........................    39     Director
Richard C. Thompson.......................    46     Director

     Horst W. Schroeder has served as Chairman of the Board of Directors of the Company since June 1991, and as a Director of the Company since August 1990. Since 1990, Mr. Schroeder has been President of HWS & Associates, Inc., a Hilton Head, South Carolina management consulting firm owned by Mr. Schroeder. Prior to founding HWS & Associates, Mr. Schroeder served the Kellogg Company, a manufacturer and marketer of ready-to-eat and other convenience food products, in various capacities for more than 20 years, most recently as President and Chief Operating Officer. He is a manager of PSF Holdings, L.L.C. and has served as Chairman of the Board of its wholly-owned subsidiary, Premium Standard Farms, Inc., a vertically-integrated pork producer, since 1996.

     Timothy S. Webster has served as President of the Company since June 1991, as President and Chief Executive Officer of the Company since October 1992, and as a Director since June 1989. Mr. Webster joined the Company in April 1989, and served as Chief Financial Officer from May 1989 to December 1990 and as Chief Operating Officer from December 1990 to June 1991. Prior to joining the Company, Mr. Webster was a manager with the Entrepreneurial Services Group of Arthur Young and Company (a predecessor firm to Ernst & Young LLP) from April 1987 to April 1989.

     Norman F. Abreo joined the Company in December 1991, serving initially as the Company's Vice President -- Manufacturing. He became Senior Vice
President -- Operations in June 1995, and Executive Vice President -- Operations in June 1997. Prior to joining the Company, he was Plant Manager for the Coca-Cola Enterprises, Inc. plant in New Orleans, Louisiana, from December 1987 to December 1991; Director of Operations for Borden Pasta Group from December 1985 to December 1987; and Plant Manager of the Borden Pasta Group's New Orleans facility from March 1979 to December 1985.

     David E. Watson joined the Company in June 1994 as its Senior Vice President and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in June, 1997. Prior to joining AIPC, Mr. Watson spent 18 years with the accounting firm of Arthur Andersen LLP, most recently as partner-in-charge of its Kansas City and Omaha Business Consulting Group practice. Mr. Watson is a certified public accountant.

     Darrel E. Bailey has served as Senior Vice President -- Institutional Sales since 1996. Mr. Bailey joined the Company in May 1993 as Vice President of Sales and Marketing. He was named Senior Vice President in

1995. Prior to joining the Company, Mr. Bailey was employed by Hallmark Cards, Inc. as Marketing Business Manager.

     David B. Potter joined the Company in 1993 as its Director of Procurement. He was named Vice President in 1994 and Senior Vice President -- Procurement in June 1997. Before joining the Company, Mr. Potter had worked in numerous areas of Hallmark Cards and its subsidiary, Graphics International Trading Company, from 1981 to 1993, most recently as Business Logistics Manager.

     Jerry Dear was named Senior Vice President -- Retail Markets in February 1998. Mr. Dear joined the Company in 1994 and served as Business Development Manager and Senior Business Development Manager until 1995, when he was named Vice President of Retail Sales. Prior to joining the Company, Mr. Dear worked for Pillsbury as Director of Corporate Sales and Development from 1984 to 1994.

     Jonathan E. Baum has served as a Director of the Company since 1994. He has been the Chairman and Chief Executive Officer of George K. Baum & Company, an investment banking firm, since 1994. Previously, he had been a Vice President with Salomon Brothers Inc.

     David Y. Howe has served as a Director of the Company since 1995. He is a Vice President of Citicorp Venture Capital, Ltd., a venture capital firm, where he has been employed since 1993. From 1990 to 1993, he had been employed by Butler Capital, a private investment company. He is also a director of Aetna Industries, Inc., Brake-Pro, Inc., Cable Systems International, Inc., Copes-Vulcan, Inc., Pen-Tab Industries, Inc., Sinter Metals, Inc., Milk Specialties Company and Furnishings International, Inc.

     Robert H. Niehaus has served as a Director of the Company since 1992. He has been a Managing Director of Morgan Stanley & Co. Incorporated since 1990 where he has been employed since 1982. He is also Managing Director and a Director of The Morgan Stanley Leveraged Equity Fund II, Inc., the general partner of MSLEF, and Morgan Stanley Capital Partners III, Inc., the general partner of the general partner of the MSCP Funds. He is also a director of Allegiance Telecom, Inc., Silgan Holdings Inc., Fort James Corporation, Waterford Wedgewood UK, plc, of which he is the Chairman, and Waterford Crystal Ltd.

     John P. O'Brien has been Managing Director of Inglewood Associates, Inc., a private investment and consulting firm specializing in turnarounds of financially under-performing companies since April 1993. Mr. O'Brien has also been Chairman of the Board of two Inglewood Associates, Inc. portfolio companies-Jeffery Mining Products, L.P. (a manufacturer and distributor of underground mining products) since October 1995 and Allied Construction Products, Inc. (a manufacturer and distributor of hydraulic and pneumatic demolition, compaction, boring and trench shoring devices) since 1993. Prior to joining Inglewood, he was the Southeast Regional Managing Partner for Price Waterhouse and a member of the firm's Policy Board and Management Committee from July 1984 to April 1990. Mr. O'Brien is also a director of Premix, Inc.

     William R. Patterson is currently Vice President of PSF Holdings, L.L.C., and the Executive Vice President, Chief Financial Officer and Treasurer of its wholly-owned subsidiary, Premium Standard Farms, Inc. ("PSF, Inc."), a fully-integrated pork producer and processor. From January to October 1996, Mr. Patterson was a principal of Patterson Consulting LLC and served as the Acting Chief Financial Officer of the predecessor company of PSF, Inc. Prior to joining the predecessor to PSF, Inc. in 1996, Mr. Patterson was a partner in Arthur Andersen LLP from 1976 through 1995. He is also a director of the Paul Mueller Company.

     Lawrence B. Sorrel has served as a Director of the Company since 1992. He is a Managing Director of Morgan Stanley & Co. Incorporated where he has been employed since 1986. He is also Managing Director and a Director of Morgan Stanley Capital Partners III, Inc., the general partner of the general partner of the MSCP Funds, and The Morgan Stanley Leveraged Equity Fund II, Inc., the general partner of MSLEF. He is also a director of Renaissance Media Group, Emmis Broadcasting Corporation, Vanguard Health Systems, Inc., LifeTrust America, Inc., and The Compucare Company.

     Richard C. Thompson has served as a Director of the Company since 1986. Mr. Thompson is an experienced entrepreneur and, since 1993, has been President and Chief Executive Officer of Thompson's Pet

Pasta Products, Inc., a pet food producer. He is the founder of the Company and served as its President from May 1986 to June 1991.

COMPOSITION OF BOARD OF DIRECTORS

     The Company's Board of Directors consists of nine directors, divided into three classes, with the members of each class serving staggered three-year terms. The current term of the first class expires at the annual meeting of stockholders to be held in 2001, the current term of the second class expires in 1999 and the current term of the third class expires in 2000. Messrs. Howe, O'Brien and Patterson are included in the first class, Messrs. Baum, Niehaus and Thompson are included in the second class and Messrs. Webster, Schroeder and Sorrel are included in the third class. Directors hold office for a term of three years and serve until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

COMPENSATION OF DIRECTORS

     Effective January 1, 1998, all directors who are not employees of AIPC or employees of significant stockholders ("Outside Directors") will be paid an annual retainer of $15,000, payable in shares of the Company's Class A Common Stock immediately following AIPC's annual meeting of stockholders, and paid $1,500 in cash for each meeting of the Board of Directors attended. Additionally, Outside Directors who are members of a committee of the Board of Directors will be paid $500 in cash for each committee meeting attended. An Outside Director who is a chairman of such a committee will also be paid an annual cash retainer of $2,500. None of the other directors of the Company is paid directors' fees for serving on the Board of Directors or its committees. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meeting of Board committees. On February 25, 1998, the Company issued 544 shares of Class A Common Stock to each of Messrs. O'Brien, Patterson and Thompson.

COMMITTEES OF THE BOARD

     Under the Company's By-laws, the Board of Directors may establish one or more committees, appoint one or more members of the Board of Directors to serve on each committee, fix the exact number of committee members, fill vacancies, change the composition of the committee, impose or change the duties of the committee and terminate the committee. The Board of Directors has established an Audit Committee and a Compensation Committee. Each such committee has two or more members who serve at the pleasure of the Board of Directors.

     The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to the salaries, bonuses, and other compensation paid to key employees and officers of the Company, including the terms and conditions of their employment, and administers all stock option and other benefit plans (except with respect to participation by executive officers in stock option and other equity incentive plans of the Company which will be made by the Board of Directors or a committee comprised solely of outside directors, unless otherwise specified in the applicable plan documents) affecting key employees' and officers' direct and indirect remuneration. Currently, Messrs. Niehaus, O'Brien, Schroeder and Sorrel serve on the Compensation Committee.

     The Audit Committee is responsible for reviewing the Company's financial statements, audit reports, internal financial controls and the services performed by the Company's independent public accountants, and for making recommendations with respect to those matters to the Board of Directors. Messrs. Baum, Patterson and Thompson serve on the Audit Committee.

EXECUTIVE COMPENSATION

     The following table summarizes compensation information with respect to the President and Chief Executive Officer ("CEO") of the Company and each of the Company's most highly-compensated executive officers for services rendered during the fiscal year ended September 30, 1997 (collectively, with the CEO, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                    FISCAL PERIOD           COMPENSATION
                                                     COMPENSATION              AWARDS
                                                 --------------------   ---------------------
                                      FISCAL                                 SECURITIES          ALL OTHER
    NAME AND PRINCIPAL POSITION      PERIOD(1)   SALARY($)   BONUS($)   UNDERLYING OPTIONS(#)   COMPENSATION
    ---------------------------      ---------   ---------   --------   ---------------------   ------------
Timothy S. Webster.................    1997      $282,596    $250,000          84,622           $  7,151(2)
  President and
  Chief Executive Officer
Horst W. Schroeder.................    1997       183,700     180,000          84,622                 --
  Chairman of the Board
David E. Watson....................    1997       159,931      90,000              --              5,244(3)
  Executive Vice President and
  Chief Financial Officer
Norman F. Abreo....................    1997       137,423      80,000              --              3,223(3)
  Executive Vice
  President--Operations
Darrel E. Bailey...................    1997       147,249      30,000          15,330              4,208(3)
  Senior Vice President--
  Institutional Sales and Marketing

---------------

(1) For purposes of the foregoing table, the Company's 1997 fiscal year extended from October 1, 1996 to September 30, 1997.

(2) Includes payments under the American Italian Pasta Company Retirement Savings Plan and premiums in the amount of $518 paid by the Company on a split-dollar life insurance policy.

(3) Represents payments under the American Italian Pasta Company Retirement Savings Plan.

     The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the fiscal year ended September 30, 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS
                                   -----------------------------------                POTENTIAL REALIZABLE VALUE
                                                % OF TOTAL                             AT ASSUMED ANNUAL RATES
                                                 OPTIONS                                    OF STOCK PRICE
                                     SHARES     GRANTED TO                             APPRECIATION FOR OPTION
                                   UNDERLYING   EMPLOYEES    EXERCISE                          TERM(1)
                                    OPTIONS     IN FISCAL      PRICE     EXPIRATION   --------------------------
              NAME                  GRANTED        1997      PER SHARE      DATE          5%             10%
              ----                 ----------   ----------   ---------   ----------   -----------    -----------
Timothy S. Webster...............    84,622        32.9%      $ 7.02       4/15/07     $373,593       $946,757
Horst W. Schroeder...............    84,622        32.9         7.02       4/15/07      373,593        946,757
David E. Watson..................        --          --           --            --           --             --
Norman F. Abreo..................        --          --           --            --           --             --
Darrel E. Bailey.................        --          --           --            --           --             --

---------------

(1) The amounts shown as potential realizable values are based on assumed annualized rates of appreciation in the price of the Common Stock of five percent and ten percent over the term of the options, as set forth in the rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent upon the future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

     The following table sets forth certain information with respect to the aggregate exercises during fiscal 1997 by the Named Executive Officers and the number and value of options held by such officers as of September 30, 1997:

                          AGGREGATED OPTION EXERCISES
                 IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                                          AT SEPTEMBER 30, 1997
                                                        ---------------------------------------------------------
                                                                 NUMBER OF               VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS(1)
                          SHARES ACQUIRED     VALUE     ---------------------------   ---------------------------
          NAME            UPON EXERCISE(#)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            ----------------   --------   -----------   -------------   -----------   -------------
Timothy S. Webster......        --             --         263,169        136,953      $3,352,903     $1,282,729
Horst W. Schroeder......        --             --         263,169        136,953       3,352,903      1,282,729
David E. Watson.........        --             --          44,899         44,752         457,267        390,339
Norman F. Abreo.........        --             --          53,937         35,713         575,492        272,114
Darrel E. Bailey........        --             --          27,116         18,077         133,411         88,939

---------------

(1) Based on the initial public offering price of the Class A Common Stock of $18 per share on October 9, 1997.

EMPLOYMENT AGREEMENTS

     Mr. Webster. Mr. Webster entered into an employment agreement with the Company effective October 15, 1997 and terminating September 30, 2002. Under the agreement, Mr. Webster is entitled to an annual base salary of $330,000, subject to annual adjustment by the Board. Mr. Webster is also eligible to receive annual bonuses at the discretion of the Board under the Company's 1996 Salaried Bonus Plan (the "Bonus Plan"). In connection with the Company's initial public offering, Mr. Webster was granted options to purchase 398,583 shares of Class A Common Stock at the initial public offering price of $18 per share. If Mr. Webster's employment is terminated without cause, due to his disability or if he resigns for good reason, he is to receive payments equal to two times his then-current base salary and bonus. Mr. Webster has agreed not to compete with the Company for two years after termination of employment, subject to the receipt by Mr. Webster of certain severance payments, in some cases at the election of the Company. All stock options awarded to Mr. Webster will vest (i) immediately upon a termination of his employment without cause or his resignation for good reason; (ii) if the employment agreement expires and the Company does not offer Mr. Webster a new agreement on terms no less favorable than those in the current agreement; or (iii) upon a change of control (as defined in the agreement). The Company has agreed to nominate Mr. Webster for election to its Board of Directors in accordance with the terms of the Stockholders Agreement.

     Mr. Schroeder. In connection with the Company's initial public offering effective October 15, 1997, Mr. Schroeder entered into an employment agreement with the Company terminating October 15, 2000. Under the agreement, Mr. Schroeder serves as Chairman of the Board and is entitled to receive base compensation of $4,000 per day of service to the Company, subject to a minimum payment of $120,000 per year. Pursuant to a prior agreement, the Company paid to Mr. Schroeder a signing bonus of $330,000 on January 1, 1996. In the event Mr. Schroeder does not render services to the Company through December 31, 1998 because he voluntarily terminates, refuses to provide services under his current agreement, or is terminated for cause, Mr. Schroeder is required to repay the portion of the signing bonus which relates to the period of the original term for which he does not render services. Mr. Schroeder is also eligible to participate in the Company's Bonus Plan. If Mr. Schroeder terminates his agreement for good reason, including a "change of control" as defined in the Shareholders Agreement, dated October 30, 1992 by and among the Company and its shareholders, he is entitled to receive payment of all unpaid amounts due for service rendered, as well as an additional amount equal to the unpaid balance due for the remainder of the term of the agreement and an additional payment equal to $2,000 multiplied by the number of days of service remaining under the term, which in no event shall be more than 30 days during any calendar year. In addition, upon termination by Mr. Schroeder of his employment for good reason, the unvested portion of Mr. Schroeder's options under the Company's stock option plans will become immediately vested. Mr. Schroeder was also granted options to purchase 275,942 shares of the Company's Class A Common Stock, at the initial public offering price. Mr. Schroeder has agreed not to compete with the Company for a period of two years after termination of his employment.

     Messrs. Watson and Abreo. Messrs. Watson and Abreo have entered into employment agreements with the Company effective October 15, 1997 and terminating October 15, 2000. Such agreements are renewable automatically for successive one-year terms, unless the Company gives the employee at least six months' prior written notice of non-renewal. The agreements entitle Messrs. Watson and Abreo to annual base salaries of $180,000 and $160,000, respectively (subject to annual merit increase reviews by the Board of Directors), and annual bonuses at the discretion of the Board of Directors in accordance with the terms of the Bonus Plan. Effective October 8, 1997, Messrs. Watson and Abreo each received options to purchase 61,320 shares, respectively, of Class A Common Stock at $18 per share. In the event of termination of employment without cause or resignation for good reason, or in the event their employment is terminated by the Company without cause within six months after a change in control, Messrs. Watson and Abreo are each entitled to the greater of (i) one-year's annual base salary and bonus or (ii) annual base salary and bonus for the remainder of the initial employment term under their respective employment agreements. The employment agreements also contain one-year covenants not to compete after any termination of employment. All stock options awarded to each of Messrs. Watson and Abreo will vest immediately upon (i) resignation for good reason or (ii) a change in control of the Company.

1996 SALARIED BONUS PLAN

     The Company maintains the Bonus Plan for certain salaried employees of the Company, including the Named Executive Officers. The Bonus Plan permits these employees to earn cash performance bonus awards of up to a percentage of their respective salaries as determined by the Board of Directors, or by management on the Board's behalf. The amount of any bonus is based upon the Company's performance and the individual performance of such participant. See
"Management -- Executive Compensation."

STOCK OPTION PLANS

     1992 Non-Statutory Stock Option Plan

     On October 29, 1992, the Company's Board of Directors and stockholders adopted the American Italian Pasta Company Non-Statutory Stock Option Plan (the "1992 Plan"). The purpose of the 1992 Plan is to secure for the Company and its stockholders the benefits of the incentive inherent in stock ownership by officers and other key employees of the Company.

     The 1992 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the power and sole discretion to determine the persons to whom options are granted and the number of shares covered by those options, subject in each case to the limitations set forth in the 1992 Plan. Options may be granted under the 1992 Plan only to officers and key employees of the Company. The period during which an option may be exercised (not to exceed 13 years), and the time at which it becomes exercisable, is fixed by the Compensation Committee at the time the option is granted. Options granted under the 1992 Plan are not transferable by the holder other than by will or the laws of descent and distribution.

     The number of shares which may be issued and sold pursuant to options granted under the 1992 Plan may not exceed 1,201,880 shares (subject to adjustment for stock dividends, stock splits, combinations or reclassifications of shares, or similar transactions). No consideration is paid to the Company by any optionee in exchange for the grant of an option. The per share exercise price for an option granted under the 1992 Plan is determined by the Compensation Committee.

     Certain provisions of the 1992 Plan may have the effect of discouraging or delaying possible takeover bids. In the event of a "Change of Control," all of the outstanding options automatically become immediately exercisable in full. A "Change of Control" is generally defined to take place when disclosure of such a change would be required by the proxy rules promulgated by the Securities and Exchange Commission or when (i) certain persons acquire beneficial ownership of 25% or more of the combined voting power of the Company's voting securities,
(ii) less than a majority of the directors are persons who were either nominated or selected by the Board of Directors, (iii) a merger involving the Company in which the Company's stockholders own less than 80% of the voting stock of the surviving corporation; or (iv) a liquidation of the Company or sale of substantially all the assets of the Company occurs. In the event that the Company is not the surviving corporation of any merger, consolidation, reorganization or acquisition by another corporation, outstanding options under the 1992 Plan may be assumed, or replaced with new options of comparable value, by the surviving corporation. If the surviving corporation does not assume or replace outstanding options, or in the event the Company is liquidated or dissolved, then subject to certain limitations, each holder of outstanding options may exercise all or part of such options (even if the options would not otherwise have been exercisable in full) during the period beginning 30 days before the event triggering the acceleration, and ending on the day before such event.

     Generally, the exercise price of an option is at least equal to the fair market value of the Common Stock on the date of grant. As of the date of this Prospectus, options to purchase 958,013 shares of Common Stock at exercise prices ranging from $2.33 to $12.23 per share (with a weighted average exercise price of $7.50 per share) were issued and outstanding under the 1992 Plan. The outstanding options under the 1992 Plan expire at dates ranging from October 2002 to April 2007. None of the executive officers of the Company have exercised any options prior to the date of this Prospectus.

     1993 Non-Qualified Stock Option Plan

     The American Italian Pasta Company 1993 Non-Qualified Stock Option Plan (the "1993 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company effective December 8, 1993. The 1993 Plan was adopted to compensate and provide incentives for mid-level managers of the Company.

     The 1993 Plan is also administered by the Compensation Committee. The Compensation Committee has full and final authority in its discretion, subject to the provisions of the 1993 Plan and applicable law, to determine the individuals to whom and the time or times at which options shall be granted and the number of shares of Common Stock covered by each option. Options may be granted under the 1993 Plan to mid-level management. The period during which an option may be exercised (not to exceed ten years), and the time at which it becomes exercisable is fixed by the Compensation Committee at the time the option is granted. Options granted under the 1993 Plan are not transferrable by the holder other than by will or the laws of dissent and distribution.

     The number of shares which may be issued and sold pursuant to options granted under the 1993 Plan may not exceed 82,783 shares (subject to adjustment for stock dividends, stock splits, combinations or reclassifications of shares or similar transactions). No consideration is paid to the Company by any optionee in exchange for the grant of an option. The per share exercise price for an option granted under the 1993 Plan is determined by the Compensation Committee.

     In the event of any merger, recapitalization, consolidation, split-up, spin-off, repurchase, distribution or similar transaction effecting the Common Stock, the Compensation Committee may take such action in its sole discretion that it deems appropriate. The Compensation Committee may authorize the issuance or assumption of options or similar rights in connection with any such transaction whether or not the Company is a surviving or continuing corporation, and upon such terms and conditions as it may deem appropriate.

     The exercise price of an option is generally at least equal to the fair market value of the Common Stock on the date of grant. As of the date of this Prospectus, options to purchase 40,012 shares of Common Stock at exercise prices ranging from $4.92 to $12.23 per share (with a weighted average exercise price of $10.68 per share) were issued and outstanding under the 1993 Plan. The outstanding options under the 1993 Plan expire at dates ranging from December 2003 to December 2006.

     1997 Equity Incentive Plan

     The Company has adopted the American Italian Pasta Company 1997 Equity Incentive Plan (the "Equity Incentive Plan" or "1997 Plan") effective October 7, 1997. Under the 1997 Plan, the Board or a committee designated by the Board (the Board or committee, as the case may be, the "Committee") is authorized to grant nonqualified stock options, incentive stock options, reload options, stock appreciation rights ("SARs"), shares of restricted Common Stock ("restricted shares"), performance shares, performance units and shares of Common Stock awarded as a bonus ("bonus shares") (all of the foregoing collectively, "Awards"). There are 2,000,000 shares of Common Stock reserved for issuance under the Equity Incentive Plan. In connection with the Company's initial public offering, the Board of Directors granted options to purchase an aggregate of 993,391 shares of Class A Common Stock at an exercise price of $18 per share. The stock options expire 10 years from the date of grant, unless terminated earlier in accordance with the terms of the 1997 Plan, and become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements. As of the date of this Prospectus, options to purchase 1,004,377 shares of Common Stock at exercise prices ranging from $18.00 to $27.56 per share (with a weighted average exercise price of $18.32 per share) were issued and outstanding under the 1997 Plan.

     Eligibility and Conditions of Grants. All employees (including officers), directors and consultants of the Company or any subsidiary are eligible to receive Awards at the discretion of the Committee. The Committee is authorized, subject to certain limits specified in the Equity Incentive Plan, to determine to whom and on what terms and conditions Awards shall be made including, but not limited to, the vesting and term of options.

     Stock Options. The option exercise price must be determined by the Committee at the time of grant and set forth in the award agreement, but such exercise price must be at least 100% of the fair market value of a share of Common Stock on the date of grant. (In the case of options to be granted in connection with the Offering, such fair market value will equal the price at which the Class A Common Stock is offered to the public.) The option exercise price may be paid by any one or more of the following in the discretion of the
Committee: (i) cash, (ii) check, (iii) wire transfer, (iv) shares of Common Stock that have been held for at least 6 months or that were purchased on the open market, or (v) a "cashless" exercise pursuant to a sale through a broker of all or a portion of the shares. The Committee also has discretion to have the Company make or guarantee loans to the grantees for the exercise price. The Committee will determine the term and vesting schedule for options at the time of grant. Options can be granted as either nonstatutory options (pursuant to which grantees would receive taxable income, and the Company would receive a compensation expense deduction, when options are exercised) or as incentive stock options (ISOs) (which, subject to certain conditions, would offer more favorable tax consequences to grantees, but not the Company).

     Stock Appreciation Rights. Upon exercise of a stock appreciation right, the grantee shall receive a payment equal to the appreciation in value of the Common Stock between the grant date and the exercise date. The benefit will be payable in cash or Common Stock.

     Restricted Shares. Restricted shares will be forfeited unless the conditions set by the Committee at the time of grant are satisfied or are waived. The Committee will determine whether or not a grantee shall be required to pay for such restricted shares and, if so, what such price shall be.

     Performance Shares/Performance Units. To the extent that the performance goals specified by the Committee in a grant of performance shares or performance units have been achieved, then a benefit shall be paid after the end of the performance-measuring period specified by the Committee. The amount of the benefit of performance shares is based on the percentage attainment of the performance goals multiplied by the value of a share of Common Stock at the end of the performance period. The value of performance units is based on the achievement of performance goals multiplied by the unit value stabilized by the Committee at the time of grant. No benefit is payable on either performance shares or performance units if the minimum performance goals have not been met. The benefit will be payable in cash or Common Stock.

     Bonus Shares. Bonus shares can be granted without cost and without restriction in amounts and subject to such terms and conditions as the Committee may in its discretion determine.

     Other. Options and stock appreciation rights may have a maximum term of 10 years. The effect of a change of control, the termination of a grantee's employment or the death or permanent disability of a grantee will be determined by the Committee at the time of grant and be set forth in the award agreement. Both Awards and Shares acquired pursuant to the exercise or vesting of Awards are subject to transfer restrictions as set forth in the 1997 Plan. The Plan may be amended by the Board without: (i) stockholder approval except in the event of an increase in the number of shares available for Awards; (ii) the consent of the Award holder unless such amendment would adversely affect such holder; or
(iii) as otherwise may be required under stock exchange listing requirements or any other regulatory or legal requirement. The Equity Incentive Plan will terminate when shares available for grant under the plan have been exhausted, except in no event will incentive stock options be granted on or after the 10th anniversary of the earlier of (i) the date the Equity Incentive Plan was adopted; and (ii) the date the Equity Incentive Plan was approved by the Stockholders of the Company. Shares acquired pursuant to the 1997 Plan by persons who are parties to the Stockholders Agreement will be subject to certain restrictions under the Stockholders Agreement. In addition, the Compensation Committee may, in its discretion, condition the grant of any Award under the 1997 Plan on the consent of the recipient of such Award to become bound by the Stockholders Agreement.

401(K) PROFIT SHARING PLAN

     The Company adopted the American Italian Pasta Company Retirement Savings Plan (the "401(k) Plan") effective January 1, 1992. In general, employees of the Company who have completed one year of service (as defined in the 401(k) Plan) are eligible to participate in the 401(k) Plan. Participants may make contributions to the 401(k) Plan by voluntarily reducing their salary from the Company up to a maximum of 12% of total compensation or $9,500 (or such higher amount as is prescribed by the Secretary of the Treasury for cost of living adjustments), whichever is less, and the Company matches such contributions to the extent of 50% of the first 6% of a participant's salary reduction. The Company's matching contributions vest 25% per year and are 100% vested after 4 years of service. In addition to matching contributions, the Company may contribute additional amounts determined by it in its sole discretion which are allocated to a participant's account in the proportion that such participant's compensation bears to the total compensation of all participants for the plan year. These additional contributions vest in the same manner as the matching contributions. Subject to certain conditions and limitations, participants of the 401(k) Plan may elect to invest up to 50% of their matching contribution accounts into shares of Common Stock of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     All compensation decisions during the fiscal period ended September 30, 1997 for each of the Named Executive Officers were made by the Compensation Committee of the Board of Directors. Mr. Schroeder, Chairman of the Board, is a member of the Compensation Committee. See "Certain Relationships and Related Transactions." Decisions with respect to the base salary and cash bonuses paid to executive officers are made by the Compensation Committee and decisions with respect to the participation of executive officers in stock option and other equity incentive plans of the Company are made by the Board of Directors or a committee comprised solely of outside directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT

     Effective upon completion of this Offering, the Company, the Morgan Stanley Stockholders, Citicorp Venture Capital, Ltd. and CCT Partners III, L.P. (collectively "Citicorp"), affiliated entities of George K. Baum & Company ("GKB"), and Messrs. Schroeder, Thompson, Webster, Watson, Abreo and Bailey and certain other existing stockholders of the Company (collectively, the "Existing Stockholders") amended their existing Stockholders Agreement, which sets forth certain rights and obligations of such Existing Stockholders. The amended Stockholders Agreement grants the Morgan Stanley Stockholders and Citicorp certain demand registration rights and contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted by the parties thereunder in connection with any such registration. Pursuant to the Stockholders Agreement, the Morgan Stanley Stockholders have the right to designate one director nominee so long as the Morgan Stanley Stockholders own any shares of the outstanding Common Stock of the Company. The Existing Stockholders will agree to vote all of their shares of Class A Common Stock in favor of the director nominee designated pursuant to the Stockholders Agreement. At least two members of the Board of Directors will be independent directors. Additionally, certain members of the Company's senior management, including Messrs. Schroeder, Webster, Watson, Abreo, Potter, Mike Willhoite, Dear, Bailey and Robert Evans have agreed to certain restrictions and limitations on the ability to sell or transfer shares of Common Stock as provided in the Stockholder Agreement.

1997 PRIVATE EQUITY FINANCING

     In April 1997, the Company sold an aggregate of 3,174,528 shares of Class A Common Stock to current stockholders of the Company for an aggregate purchase price of $22,291,947, or $7.02 per share, determined by an independent valuation firm to be fair value for the shares. The MSCP Funds purchased a total of 2,563,323 shares for $18,000,000. Affiliated entities of GKB purchased 427,219 shares for $2,999,861. Mr. Schroeder, a Director of the Company, purchased 49,056 shares for $344,480. In addition, a group of executive officers of the Company contributed an aggregate of $729,996 to the Company for 103,957 shares, including $142,159 by Mr. Webster, $298,535 by Mr. Watson, $36,472 by Mr. Abreo, $136,375 by Mr. Bailey, $91,472 by Mr. Potter and $7,500 by Mr. Dear. In connection with these sales and purchases, the Company loaned an aggregate of $297,513 to these executive officers to finance their stock purchases, including $112,159 to Mr. Webster, $48,535 to Mr. Watson, $36,472 to Mr. Abreo, $36,375 to
Mr. Bailey $21,472 to Mr. Potter and $7,500 to Mr. Dear. Each of these loans are evidenced by a promissory note made payable to the Company and secured by shares of Class A Common Stock. Such loans are to be repaid over a period of three years commencing upon termination of the transfer restrictions applicable to such shares under the Stockholders Agreement. Such loans bear interest at the then applicable federal rate.

FINANCIAL ADVISORY SERVICES

     Messrs. Niehaus and Sorrel, both Directors of the Company, are employed by Morgan Stanley & Co. Incorporated. In 1997, Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, one of the U.S. Underwriters, served as the documentation agent under the agreements relating to the Company's Credit Facility, and acted as an arranger for the Credit Facility for which it received a fee in the amount of $311,875.

     Since 1994, the Company has paid fees to George K. Baum & Company's Investment Banking Division for investment banking and financial advisory services and has paid George K. Baum & Company Professional Investment Advisors Division fees for investment advice provided with respect to the 401(k) Plan. Jonathan E. Baum, a Director of the Company, owns all voting shares of George K. Baum Holdings, Inc., which owns 100% of George K. Baum & Company, one of the U.S. and International Underwriters.

MANAGEMENT INDEBTEDNESS

     In April 1995 and April 1997, the Company loaned funds to Messrs. Webster, Watson, Abreo, Bailey, Potter and Dear, to purchase shares of Class A Common Stock at prices ranging between $4.92 and $7.02 per share, respectively. Each loan was evidenced by a promissory note bearing interest at the then applicable federal rate and payable in equal installments over three years commencing upon termination of the transfer restrictions applicable to such shares under the Stockholders Agreement. The table below sets forth the aggregate number of shares purchased with funds loaned by the Company, the original aggregate loan amounts, and the aggregate loan balances as of March 31, 1998.

                                                          NUMBER OF   ORIGINAL LOAN     BALANCE AT
                   EXECUTIVE OFFICER                       SHARES        BALANCE      MARCH 31, 1998
                   -----------------                      ---------   -------------   --------------
Timothy S. Webster......................................   21,339       $138,559         $120,959
David E. Watson.........................................   14,269         84,735           60,601
Norman F. Abreo.........................................    7,217         46,422           39,788
Darrel E. Bailey........................................    8,738         53,875               --
David B. Potter.........................................    5,083         31,422           21,472
Jerry Dear..............................................    1,068          7,500            7,500

CONSULTING AGREEMENT WITH HWS & ASSOCIATES, INC.

     Pursuant to a consulting agreement between the Company and HWS & Associates, Inc. ("HWS"), a management consulting firm of which Mr. Schroeder, Chairman of the Board of Directors, is the sole owner, the Company paid to HWS $133,359 during fiscal 1995 for management consulting services performed and travel expenses incurred on behalf of the Company. The consulting arrangement terminated January 1, 1996 upon Mr. Schroeder's execution of his employment agreement with the Company.

     The Company's policy is that all transactions between the Company and its executive officers, directors and principal stockholders be on terms no less favorable than could be obtained from unaffiliated third parties or are subject to the approval of the Company's disinterested directors.

PRODUCT SALES

     The Company sells milling by-products to Thompson's Pet Pasta Products, Inc., of which Richard C. Thompson, a director of the Company, is the President and Chief Executive Officer. Such sales were $357,000 and $648,014 for the nine-month fiscal period ended September 30, 1996 and the fiscal year ended September 30, 1997, respectively. Such sales were on substantially the same terms as the Company sells such products to unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Class A Common Stock as of the date of this Prospectus, before and after giving effect to the sale of the shares of Class A Common Stock offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Selling Stockholders, (iii) each director of the Company, (iv) each of the Named Executive Officers and (v) all directors and executive officers of the Company as a group.

                           SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                               OWNED PRIOR                           OWNED AFTER
                             TO THE OFFERING                         THE OFFERING
                          ----------------------                ----------------------
                                 CLASS A            CLASS A            CLASS A
                             COMMON STOCK(1)         SHARES       COMMON STOCK(1)(2)
                          ----------------------     BEING      ----------------------
NAME OF BENEFICIAL OWNER   NUMBER     PERCENT(3)   OFFERED(2)    NUMBER     PERCENT(4)
------------------------   ------     ----------   ----------    ------     ----------
The Morgan Stanley
  Leveraged Equity Fund
  II, L.P.(5).........    3,830,281      22.8%     2,842,157      988,124       5.5%
  1221 Avenue of the
  Americas
  New York, NY 10020
Morgan Stanley Capital
  Partners III,
  L.P.(5).............    1,626,068       9.7      1,206,581      419,487       2.3
  1221 Avenue of the
  Americas
  New York, NY 10020
Citicorp Venture
  Capital, Ltd.(6)....    1,047,298       6.2             --    1,047,298       5.8
  399 Park Avenue
  New York, NY 10043
Richard C. Thompson
  (7).................      380,753       2.3        150,000      230,753       1.3
  16 Kansas Avenue
  Kansas City, KS 66105
Horst W.
  Schroeder(8)(9).....      456,169       2.7         90,631      365,538       2.0
Jonathan E. Baum(10)..      376,859       2.3             --      376,859       2.1
David Y. Howe.........           --        --             --           --        --
Robert H. Niehaus.....           --        --             --           --        --
John P. O'Brien.......        1,544         *             --        1,544         *
William R. Patterson..          544         *             --          544         *
Lawrence B. Sorrel....           --        --             --           --        --
Timothy S.
  Webster(9)(11)......      354,837       2.1         90,631      264,206       1.5
David E. Watson(9)....       94,771         *             --       94,771         *
Norman F. Abreo(9)....       70,193         *         20,000       50,193         *
Darrel E. Bailey(9)...       59,131         *             --       59,131         *
All directors and
  executive officers as
  a group (12
  persons)(9).........    1,794,801      10.2        351,262    1,443,539       7.8


---------------

 *   Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days of the date of this Prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as otherwise indicated in a footnote to this table or as to be provided in the Stockholders Agreement (see "Certain Relationships and Related Transactions -- Stockholders Agreement"), the persons in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Certain Selling Stockholders have granted an option to the U.S. Underwriters to purchase up to an aggregate of 810,000 additional Shares of Class A Common Stock to cover over-allotments, if any. Such shares will not be sold unless the U.S. Underwriters exercise the over-allotment option, and the above table assumes that such over-allotment option will not be exercised.

 (3) Based upon 16,777,418 shares of Class A Common Stock outstanding, plus shares of Class A Common Stock issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.

 (4) Based upon 17,978,680 shares of Class A Common Stock to be outstanding upon the consummation of the Offering, plus shares of Class A Common Stock issuable upon exercise of options, warrants and convertible securities which are included in the number of shares beneficially owned by such person.

 (5) The general partner of MSLEF and the general partner of the general partner of the MSCP Funds are wholly owned subsidiaries of Morgan Stanley Dean Witter, the parent of Morgan Stanley & Co. Incorporated.

 (6) The shares beneficially owned by Citicorp Venture Capital, Ltd. include 157,103 shares held by an affiliate of Citicorp.

 (7) All of such shares are held by Thompson Holdings, L.P., a limited partnership of which Mr. Thompson is a limited partner with a trust for the benefit of his family. Mr. Thompson is also the sole shareholder of the corporation which is the general partner of the limited partnership.

 (8) The shares beneficially owned by Mr. Schroeder include 114,565 shares held by The Living Trust of Horst W. Schroeder and 11,406 shares held by The Living Trust of Gisela I. Schroeder for the benefit of Mr. and Ms. Schroeder, respectively, and members of their family, as well as 3,066 shares held by each of Bernd Schroeder and Isabel Lange, children of Mr. and Ms. Schroeder. Mr. Schroeder has voting power, but not investment power, with respect to all of these shares. As of the date of this Prospectus, Mr. Schroeder has options to purchase 585,433 shares of Common Stock under the Company's stock option plans.

 (9) Includes options that are currently exercisable or will become exercisable within 60 days of the date of this Prospectus to purchase shares of Class A Common Stock as follows: Mr. Schroeder (318,566 shares), Mr. Webster (318,566 shares), Mr. Watson (44,899 shares), Mr. Abreo (62,976 shares), Mr. Bailey (36,154 shares), and all executive officers and directors as a group (781,161 shares). As of the date of this Prospectus, Mr. Abreo has options to purchase 130,970 shares of Common Stock under the Company's stock option plan.

(10) Includes 355,248 shares held by George K. Baum Capital Partners, L.P. and 21,611 shares held by George K. Baum Employee Equity Fund, L.P. As an officer and/or equity owner of the entities holding such shares, Mr. Baum has voting power with respect to such shares. Except to the extent of his equity interest in the entities holding such shares, Mr. Baum disclaims beneficial ownership of such shares.

(11) Includes 14,435 shares beneficially owned by Mr. Webster which are held in various trusts for the benefit of Mr. Webster's family members, as well as certain members of Mr. Webster's extended family. Mr. Webster has voting power, but not investment power, with respect to all of such shares. As of the date of this Prospectus, Mr. Webster has options to purchase 708,074 shares of Common Stock of the Company under the Company's stock option plans.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 75,000,000 shares of Class A Common Stock, 25,000,000 shares of Class B Common Stock, and 10,000,000 shares of preferred stock, par value $.001 per share, issuable in series (the "Preferred Stock"). From time to time, shares of Class A Common Stock held by the Morgan Stanley Stockholders will automatically be converted pursuant to the Charter into shares of Class B Common Stock on a one-for-one basis, pro rata in proportion to the number of shares of Class A Common Stock held by all Morgan Stanley Stockholders, to the extent necessary so that the Morgan Stanley Stockholders do not in the aggregate own more than 49% of the then-outstanding shares of Class A Common Stock. See "-- Common Stock -- Class A Common Stock." This limitation on the ownership of Class A Common Stock is intended to enhance the flexibility of the Company in entering into possible future business combinations on terms favorable to the Company and its stockholders.

     The following discussion is a summary of the more detailed provisions of the Charter and By-Laws of the Company, forms of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and of the applicable provisions of the DGCL. The term "Morgan Stanley Stockholders" as referenced herein under the caption "Description of Capital Stock" shall have the meaning given to it in the Company's Charter.

COMMON STOCK

     Class A Common Stock. Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock on each matter submitted to a vote of stockholders, including the election of directors. See "Certain Relationships and Related Transactions -- Stockholders Agreement." Holders of Class A Common Stock are not entitled to cumulative voting. Shares of Class A Common Stock have no preemptive or other subscription rights. Shares of Class A Common Stock are convertible only by the Morgan Stanley Stockholders into an equal number of shares of Class B Common Stock; they are not convertible by any other holders. After the consummation of the Offering, shares of Class A Common Stock held by the Morgan Stanley Stockholders will, to the extent necessary so that the Morgan Stanley Stockholders do not own more than 49% of the outstanding shares of Class A Common Stock, be converted automatically into shares of Class B Common Stock on a one-for-one basis, pro rata in proportion to the number of shares of Class A Common Stock held by all Morgan Stanley Stockholders. In addition, shares of Class A Common Stock held by the Morgan Stanley Stockholders are convertible into an equal number of shares of Class B Common Stock, at the option of the holder.

     Class B Common Stock. Under the Charter, Class B Common Stock may be held only by Morgan Stanley Stockholders. Holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law and (ii) that the holders of Class B Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Charter that adversely affects the powers, preferences or special rights of the holders of the Class B Common Stock. Shares of Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of Class A Common Stock (x) at the option of the holder thereof (but, after the consummation of the Offering, only to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock) and (y) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to a person that is not a Morgan Stanley Stockholder.

     Dividends. All holders of Common Stock are entitled to receive such dividends or other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights of any Preferred Stock then outstanding, and to share equally, share for share, in such dividends or other distributions as if all shares of Common Stock were a single class. Dividends or other distributions declared or paid in shares of Common Stock, or options, warrants or rights to acquire such stock or securities convertible into or exchangeable for shares of such stock, are payable to all of the holders of Common Stock ratably according to the number of shares held by them, in shares of Class A

Common Stock to holders of that class of stock and in shares of Class B Common Stock to holders of that class of stock. Delaware law generally requires that dividends be paid only out of the Company's surplus or current net profits in accordance with the DGCL. See "Dividend Policy."

     Liquidation. Subject to the rights of any holders of Preferred Stock outstanding, upon the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors.

     Other. Holders of Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Common Stock are, and the shares of Class A Common Stock offered by the Company hereby will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Charter provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The provisions of the Company's Charter, By-Laws and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes in control of the Company that are not approved by the Board of Directors. See "Risk Factors -- Possible Anti-takeover Effect of Certain Charter, By-law and Statutory Provisions."

     The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Charter provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." Except as may be provided in any class or series of Preferred Stock with respect to any directors elected by the holders of such class or series, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the shares of capital stock of the corporation then entitled to vote generally in the election of directors, voting together as a single class, unless the removal of a director has been requested by a shareholder who designated such director as a nominee for election pursuant to the Stockholders Agreement, in which case such director can be removed with or without cause by the affirmative vote of holders of a simple majority of such shares.

     The Company's Charter provides that special meetings of the stockholders may be called at any time by resolution of the Board of Directors, the Chairman of the Board, or the Chief Executive Officer, but may not be called by other persons. The Charter also provides that any stockholder action may not be taken by written consent of stockholders without a meeting, unless the action to be effected by written consent of stockholders and the taking of such action by written consent have been approved in advance by the Board of Directors or unless the shareholder action involves the removal of a director nominated pursuant to the Stockholders Agreement and the person who nominated such director pursuant to the Stockholders Agreement votes in favor of the removal of such director pursuant to such written consent.

     The Charter further provides that stockholders may make, alter, amend, add to or repeal the By-laws only if, in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or the Charter, such action is approved by the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. The affirmative approval of at least 80% of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, is also required to reduce or eliminate the number of authorized shares of any capital stock set forth in the Charter or to amend, repeal or adopt any provision inconsistent with specified provisions of the Charter.

     As permitted by DGCL, the Charter provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director by reason of any act or omission, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, (iv) for any transaction from which the director shall derive an improper personal benefit or (v) to any extent that such liability shall not be limited or eliminated by virtue of the provisions of
Section 102(b)(7) of the DGCL or any successor thereof. In addition, the Charter provides that the Company shall, to the fullest extent authorized by the DGCL, as amended from time to time, indemnify and hold harmless all directors and officers against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators. The right to indemnification includes the right to be advanced funds from the Company for expenses incurred in defending any proceeding for which a right to indemnification is applicable.

STOCKHOLDERS AGREEMENT

     Pursuant to the Stockholders Agreement, the Morgan Stanley Stockholders have the right to designate one director nominee so long as the Morgan Stanley Stockholders own any shares of the outstanding Common Stock of the Company. See "Certain Relationships and Related Transactions -- Stockholders Agreement."

LISTING

     The Class A Common Stock is traded on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is UMB Bank, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have outstanding an aggregate of 17,978,680 shares of Common Stock assuming no exercise of outstanding stock options. Of these shares, all of the 5,400,000 shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). Of the remaining 12,578,680 shares, 3,493,680 shares of Common Stock held by certain existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). These Restricted Shares were acquired in transactions exempt from registration under the Securities Act and may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Shares for at least one year or any person who may be deemed an affiliate of the Company is entitled, subject to certain conditions, to sell within any three-month period a number of shares of which does not exceed the greater of (i) one percent of the Company's then outstanding shares of Common Stock (approximately 179,787 shares immediately after the Offering, assuming no exercise of outstanding stock options) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale and notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated in accordance with the Rule) who is not an "affiliate" of the Company at any time during the 90 days preceding a sale and who beneficially owns shares that were not acquired from the Company or an affiliate of the Company within the past two years is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information on the Company. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this Offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. The Commission has proposed an amendment to Rule 144 which may further liberalize the provisions of Rule 144.

     Beginning 90 days after the date of this Prospectus, 3,492,680 of the Restricted Shares will be eligible for sale on the public market under Rule 144, provided the conditions of that rule have been met. All of such Restricted Shares are subject to lock-up agreements with the Underwriters that prohibit their sale or other disposition for 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters (except with respect to shares of Common Stock held by the Morgan Stanley Stockholders, for which prior written consent of all the U.S. Representatives is required).

     Pursuant to the Stockholders Agreement, the Company has granted the Morgan Stanley Stockholders and Citicorp certain "demand" registration rights with respect to the shares of Common Stock held by them. The other Existing Stockholders are entitled, subject to certain limitations, to register shares of Common Stock in connection with a registration statement prepared by the Company. See "Certain Relationships and Related Transactions -- Stockholders Agreement."

     Certain members of the Company's senior management, including Messrs. Schroeder, Webster, Watson, Abreo, Potter, Willhoite, Dean, Bailey and Evans have agreed to certain restrictions and limitations on the transferability of shares of Common Stock owned by them as provided in the Stockholders Agreement. See "Certain Relationships and Related Transactions -- Stockholders Agreement." Subject to the lock-up period describe above, the Morgan Stanley Stockholders may choose to dispose of the Common Stock owned by them. The timing of such sales or other dispositions by such stockholders (which could include distributions to the Morgan Stanley Stockholders' limited partners) will depend on market and other conditions, but could occur relatively soon after the lock-up period, including pursuant to the exercise of their registration rights. The Morgan Stanley Stockholders are unable to predict the timing of sales by any of their limited partners in the event of a distribution to them. Such dispositions could be privately negotiated transactions or public sales.

                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                      CONSIDERATIONS FOR NON-U.S. HOLDERS

     In the opinion of Sonnenschein Nath & Rosenthal, the following is a summary of certain of the material United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to "Non-United States Holders." A "Non-United States Holder" is any beneficial owner of Class A Common Stock that, for United States federal income or estate tax purposes, as the case may be, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This summary does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances (such as certain tax consequences applicable to United States expatriates, insurance companies, tax-exempt organizations, financial institutions, broker-dealers and pass-through entities) and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of a particular tax treaty. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local income and other tax consequences, and the non-United States tax consequences, of owning and disposing of Class A Common Stock.

DIVIDENDS

     Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate, or at a reduced rate as specified by an applicable tax treaty, under current United States Treasury Regulations the Company ordinarily will presume that dividends paid on or before December 31, 1999 to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under such Regulations, dividends paid on or before December 31, 1999 to a holder with an address within the United States generally will be presumed to be paid to a holder who is not a Non-United States Holder and will not be subject to the 30% withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder.

     Recently finalized United States Treasury Regulations applicable to dividends paid after December 31, 1999 (the "Final Regulations") (which, until such date was extended, was to apply to dividends paid after December 31, 1998) provide for certain presumptions (which differ from those described above) upon which the Company may generally rely to determine whether, in the absence of certain documentation, a holder should be treated as a Non-United States Holder for purposes of the 30% withholding tax described above (rather than a U.S. person subject to the backup withholding rules discussed below). The presumptions would not apply for purposes of granting a reduced rate of withholding under a treaty. Under the Final Regulations, to obtain a reduced rate of withholding under a treaty a Non-United States Holder will be required either (i) to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information or (ii) satisfy certain other applicable certification requirements. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States person for federal income tax purposes. Effectively connected dividends may be subject to a different treatment under an applicable tax treaty depending on whether such dividends are attributable to a permanent establishment of the Non-United States Holder in the United States. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Internal Revenue Service Form 4224 (Exemption from Withholding of

Tax on Income Effectively Connected With the Conduct of a Trade or Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. The Final Regulations will replace Form 4224 with Form W-8 and certain additional information. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

     A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of Class A Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder; (ii) the Non-United States Holder is a non-resident alien individual who holds the Class A Common Stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs, and either the non-resident alien individual has a "tax home" in the United States or the sale is attributable to an office or other fixed place of business maintained by the non-resident alien individual in the United States; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or such holder's holding period (the "determination period"). The Company has determined that it is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes. Even if the Company is a United States real property holding corporation for federal income tax purposes at any time during the determination period, the disposition of Class A Common Stock by a Non-United States Holder that did not own more than five percent of the Class A Common Stock during the determination period will not be treated as a disposition of an interest in a United States real property holding corporation if the Class A Common Stock is treated as "regularly traded on an established securities market" during the calendar year. Non-United States Holders should consult applicable tax treaties, which might result in a United States federal income tax treatment on the sale or other disposition of Class A Common Stock different than as described above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. The information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-United States Holder. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Under current United States Treasury Regulations, unless the Company has actual knowledge that a holder is a Non-United States Holder, dividends paid on or before December 31, 1999 to a holder at an address within the United States may be subject to backup withholding at a rate of 31% and additional information reporting if the holder is not an "exempt recipient" as defined in Treasury Regulations (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. In addition, backup withholding and such additional information reporting will generally not apply to dividends paid on or before December 31, 1999 to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person) or to dividends paid on or before December 31, 1999 to Non-United States Holders that are either subject to the United States withholding tax (whether at 30% or a reduced rate) or that are exempt from such withholding because such dividends constitute effectively connected income. For dividends paid after December 31, 1999, the Final Regulations provide certain presumptions and other rules under which Non-United States Holders may be subject to backup withholding and related information reporting in the absence of required certifications.

     Under current United States Treasury Regulations, proceeds from the disposition of Class A Common Stock by a Non-United States Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such Non-United States Holder certifies under penalties of perjury as to its name, address and status as a Non-United States Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States if (a) the disposition is made through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes, (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business or (iv) effective after December 31, 1999, certain brokers that are foreign partnerships with U.S. partners or that are engaged in a U.S. trade or business, and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States income taxes, a refund may be obtained, provided that the required documents are filed with the IRS. For proceeds from the disposition of the Class A Common Stock after December 31, 1999, the Final Regulations provide more detailed rules concerning such documentation.

ESTATE TAX

     An individual Non-United States Holder who is treated as the owner of Class A Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in Class A Common Stock will be required to include the value of such Class A Common Stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, Goldman, Sachs & Co. and George K. Baum & Company are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, BT Alex. Brown International, a division of Bankers Trust International PLC, Goldman Sachs International and George K. Baum & Company are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective numbers of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                NUMBER OF
                                                                 SHARES
                            NAME                                ---------
                            ----
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  BT Alex. Brown Incorporated...............................
  Goldman, Sachs & Co.......................................
  George K. Baum & Company..................................
                                                                ---------
     Subtotal...............................................    4,320,000
                                                                ---------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  BT Alex. Brown International, a division of Bankers Trust
     International PLC......................................
  Goldman Sachs International...............................
  George K. Baum & Company..................................
                                                                ---------
     Subtotal...............................................    1,080,000
                                                                ---------
     Total..................................................    5,400,000
                                                                =========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares".

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any Underwriter may allow, and such dealers may reallow, a concession not in
excess of $          a share to other Underwriters or to certain other dealers.
After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 810,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters (except with respect to shares of Common Stock held by the Morgan Stanley Stockholders, for which prior written consent of all the U.S. Representatives is required), it will not, during the period ending 90 days after the date of this Prospectus,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (provided that such shares or securities are either owned on the date of this Prospectus or are hereinafter acquired prior to or in connection with the Offering) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the sale of the Shares to the Underwriters, (b) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus, (c) the issuance of shares in connection with the Recapitalization, (d) the issuance of shares in connection with the conversion from time to time of the Class A Common Stock into Class B Common Stock (and vice versa), (e) the grants of stock options to employees, directors or consultants pursuant to the terms of a plan disclosed herein which first became exercisable more than 90 days after the date of the Prospectus, (f) the issuance by the Company of shares of Common Stock pursuant to any existing 401(k) plan, (g) bona fide charitable donations or estate planning dispositions, provided that, prior to such transfer, the transferee in any such transaction agrees in writing to be bound by the terms of this paragraph and the form and substance of such writing has received written approval from Morgan Stanley & Co. Incorporated or (h) transfers due to the death or disability of a seller, provided that the transferee agrees in writing to be bound by the terms of this paragraph and the form and substance of such writing has received written approval from Morgan Stanley & Co. Incorporated.

     In order to facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Upon consummation of the Offering, affiliates of Morgan Stanley & Co. Incorporated and Morgan Stanley & Co. International Limited will own 7.8% of the Common Stock (3.4% if the over-allotment option granted to the U.S. Underwriters is exercised in full). Currently, affiliates of Morgan Stanley & Co. Incorporated and Morgan Stanley & Co. International Limited have designated two members to the Board of Directors (Messrs. Niehaus and Sorrel). Messrs. Niehaus and Sorrel are employees of Morgan Stanley & Co. Incorporated. See "Management." From time to time, Morgan Stanley & Co. Incorporated and its affiliates have provided, and continue to provide, investment banking and financial advisory services to the Company for which they have received customary fees and commissions.

     Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, one of the U.S. Underwriters, is the documentation agent under the agreements relating to the Company's Credit Facility, and acted as arranger for the Credit Facility for which it received a customary fee. Morgan Senior Funding, Inc. also provides other general financing and banking services to the Company and its affiliates from time to time. Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated (which is one of the U.S. Underwriters) and BT Alex. Brown International (which is one of the International Underwriters), is administrative agent and a lender under the Company's Credit Facility. From time to time, George K. Baum & Company has provided, and continues to provide, investment banking and financial advisory services to the Company for which it has received customary fees and commissions. Upon consummation of the Offering, one of the Company's seven directors will be a director of George K. Baum & Company.

     The Class A Common Stock is traded on the New York Stock Exchange under the symbol "PLB."

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby and certain other matters will be passed upon for the Company by Sonnenschein Nath & Rosenthal, Kansas City, Missouri. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell has performed, and will continue to perform, legal services for the Morgan Stanley Stockholders and has acted as counsel to the Morgan Stanley Stockholders in connection with their investments in the Company.

                                    EXPERTS

     The financial statements of the Company at September 30, 1996 and 1997, and for the fiscal year ended December 31, 1995, for the nine-month fiscal period ended September 30, 1996 and the fiscal year ended September 30, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         AMERICAN ITALIAN PASTA COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Balance Sheets at September 30, 1996 and 1997 and December
  31, 1997 (unaudited)......................................  F-3
Statements of Operations for the fiscal year ended December
  31, 1995, the fiscal nine-months ended September 30, 1996
  and the fiscal year ended September 30, 1997 and for the
  three-month periods ended December 31, 1996 and 1997
  (unaudited)...............................................  F-4
Statements of Stockholders' Equity for the fiscal year ended
  December 31, 1995, the fiscal nine-months ended September
  30, 1996 and the fiscal year ended September 30, 1997 and
  for the three-month period ended December 31, 1997
  (unaudited)...............................................  F-5
Statements of Cash Flows for the fiscal year ended December
  31, 1995, the fiscal nine-months ended September 30, 1996
  and the fiscal year ended September 30, 1997 and for the
  three-month periods ended December 31, 1996 and 1997
  (unaudited)...............................................  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
American Italian Pasta Company

     We have audited the accompanying balance sheets of American Italian Pasta Company (the Company) as of September 30, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the fiscal year ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Italian Pasta Company at September 30, 1996 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the fiscal year ended June 30, 1997 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Kansas City, Missouri
October 27, 1997 except Note 13, as
  to which the date is April 6, 1998

                         AMERICAN ITALIAN PASTA COMPANY

                                 BALANCE SHEETS

                                                          SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,
                                                              1996            1997            1997
                                                          -------------   -------------   ------------
                                                                                          (UNAUDITED)
                                                                         (IN THOUSANDS)
                                    ASSETS (Note 2)
Current assets:
  Cash and temporary investments........................    $  1,818        $  2,724        $  1,687
  Trade and other receivables...........................      12,494           9,180          12,799
  Prepaid expenses and deposits.........................       1,879           1,028           2,656
  Inventory.............................................      14,374          13,675          15,282
  Deferred income taxes (Note 3)........................         269             635             257
                                                            --------        --------        --------
Total current assets....................................      30,834          27,242          32,681
Property, plant and equipment:
  Land and improvements.................................       4,413           4,540           4,540
  Buildings.............................................      37,491          37,491          37,491
  Plant and mill equipment..............................      81,461          84,233          84,685
  Furniture, fixtures and equipment.....................       3,635           4,581           4,900
                                                            --------        --------        --------
                                                             127,000         130,845         131,616
  Accumulated depreciation..............................     (23,247)        (29,332)        (31,019)
                                                            --------        --------        --------
                                                             103,753         101,513         100,597
  Construction in progress..............................          --          23,721          49,637
                                                            --------        --------        --------
Total property, plant and equipment.....................     103,753         125,234         150,234
Deferred income taxes (Note 3)..........................       4,479           1,124           1,359
Other assets............................................       2,622           4,575             659
                                                            --------        --------        --------
Total assets............................................    $141,688        $158,175        $184,933
                                                            ========        ========        ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................    $  7,193        $  8,644        $ 10,729
  Income tax payable....................................          --             134           1,003
  Accrued expenses......................................       3,664           5,447           5,919
  Current maturities of long-term debt (Notes 2 & 12)...       8,078             829             913
  Revolving line of credit facility (Notes 2 & 12)......      13,500              --              --
                                                            --------        --------        --------
Total current liabilities...............................      32,435          15,054          18,564
Long-term debt (Notes 2 & 12)...........................      93,284         100,137          35,638
Commitments and contingencies (Note 4)
Stockholders' equity: (Notes 6, 11 & 12)
  Preferred stock, $.001 par value:
     Authorized shares 10,000,000.......................          --              --              --
  Class A common stock, $.001 par value:
     Authorized shares -- 75,000,000....................           8              11              16
  Class B common stock, $.001 par value:
     Authorized shares -- 25,000,000....................          --              --              --
  Additional paid-in capital............................      33,071          55,324         142,008
  Notes receivable from officers........................          --            (298)           (273)
  Accumulated deficit...................................     (17,110)        (12,053)        (11,020)
                                                            --------        --------        --------
Total stockholders' equity..............................      15,969          42,984         130,731
                                                            --------        --------        --------
Total liabilities and stockholders' equity..............    $141,688        $158,175        $184,933
                                                            ========        ========        ========

                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                            STATEMENTS OF OPERATIONS

                                               NINE MONTHS    TWELVE MONTHS                   THREE MONTHS ENDED
                                YEAR ENDED        ENDED           ENDED        YEAR ENDED        DECEMBER 31,
                               DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -------------------
                                   1995           1996            1996            1997          1996       1997
                               ------------   -------------   -------------   -------------   --------   --------
                                                               (UNAUDITED)                        (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues (Note 5)............    $92,903         $92,074        $121,149        $129,143      $29,547    $35,536
Cost of goods sold...........     73,851          68,555          91,230          93,467       21,149     25,760
Plant expansion costs (Note
  8).........................      2,065              --              --              --           --        266
                                 -------         -------        --------        --------      -------    -------
Gross profit.................     16,987          23,519          29,919          35,676        8,398      9,510
Selling and marketing
  expense, including product
  introduction costs (Note
  10)........................      5,303          16,798          18,445          13,664        4,453      2,631
General and administrative
  expense....................      2,930           2,805           3,686           3,766          693      1,188
                                 -------         -------        --------        --------      -------    -------
Operating profit.............      8,754           3,916           7,788          18,246        3,252      5,691
Interest expense, net........      8,008           8,023          10,770          10,119        2,552        264
                                 -------         -------        --------        --------      -------    -------
Income (loss) before income
  tax expense (benefit) and
  extraordinary item.........        746          (4,107)         (2,982)          8,127          700      5,427
Income tax expense (benefit)
  (Note 3)...................        270          (1,556)         (1,139)          3,070          268      2,062
                                 -------         -------        --------        --------      -------    -------
Income (loss) before
  extraordinary item.........        476          (2,551)         (1,843)          5,057          432      3,365
Extraordinary item:
  Loss due to early
     extinguishment of
     long-term debt, net of
     income taxes (Note 2)...         --          (1,647)         (1,647)             --           --     (2,332)
                                 -------         -------        --------        --------      -------    -------
Net income (loss)............    $   476         $(4,198)       $ (3,490)       $  5,057      $   432    $ 1,033
                                 =======         =======        ========        ========      =======    =======
Net income (loss) per common
  share (Note 13):
Before extraordinary item....    $  0.05         $ (0.25)       $  (0.18)       $   0.44      $  0.04    $  0.20
Extraordinary item...........         --           (0.16)          (0.16)             --           --      (0.14)
                                 -------         -------        --------        --------      -------    -------
Total........................    $  0.05         $ (0.41)       $  (0.34)       $   0.44      $  0.04    $  0.06
                                 =======         =======        ========        ========      =======    =======
Weighted-average common
  shares outstanding.........     10,195          10,223          10,219          11,466       10,230     16,430
                                 =======         =======        ========        ========      =======    =======
Net income (loss) per common
  share -- assuming dilution
  (Note 13):
Before extraordinary item....    $  0.05         $ (0.25)       $  (0.18)       $   0.42      $  0.04    $  0.19
Extraordinary item...........         --           (0.16)          (0.16)             --           --      (0.13)
                                 -------         -------        --------        --------      -------    -------
Total -- assuming dilution...    $  0.05         $ (0.41)       $  (0.34)       $   0.42      $  0.04    $  0.06
                                 =======         =======        ========        ========      =======    =======
Weighted-average common
  shares outstanding.........     10,433          10,223          10,219          12,119       10,480     17,455
                                 =======         =======        ========        ========      =======    =======

                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                      NOTES
                                                 CLASS A     CLASS A   ADDITIONAL   RECEIVABLE                     TOTAL
                                                  COMMON     COMMON     PAID-IN        FROM      ACCUMULATED   STOCKHOLDERS'
                                                  SHARES      STOCK     CAPITAL      OFFICERS      DEFICIT        EQUITY
                                                ----------   -------   ----------   ----------   -----------   -------------
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31, 1994..................   8,201,233     $ 8      $ 32,781      $  --       $(13,388)      $ 19,401
  Issuance of 38,767 shares of Class A Common
    stock.....................................      38,767      --           190         --             --            190
  Net income..................................          --      --            --         --            476            476
                                                ----------     ---      --------      -----       --------       --------
Balance at December 31, 1995..................   8,240,000       8        32,971         --        (12,912)        20,067
  Issuance of 20,328 shares of Class A Common
    stock.....................................      20,328      --           100         --             --            100
  Net loss....................................          --      --            --         --         (4,198)        (4,198)
                                                ----------     ---      --------      -----       --------       --------
Balance at September 30, 1996.................   8,260,328       8        33,071         --        (17,110)        15,969
  Issuance of 3,174,528 shares of Class A
    Common Stock, net of issuance costs.......   3,174,528       3        22,039         --             --         22,042
  Notes received from officers in exchange for
    stock.....................................          --      --            --       (298)            --           (298)
  Issuance of 31,200 shares of Class A Common
    Stock to employee benefit plan............      31,200      --           214         --             --            214
  Net income..................................          --      --            --         --          5,057          5,057
                                                ----------     ---      --------      -----       --------       --------
Balance at September 30, 1997.................  11,466,056      11        55,324       (298)       (12,053)        42,984
Issuance of 5,310,000 shares of Class A Common
  Stock, net of issuance costs (unaudited)....   5,310,000       5        86,684         --             --         86,689
Payment on notes receivable from officers
  (unaudited).................................          --      --            --         25             --             25
Net income (unaudited)........................          --      --            --         --          1,033          1,033
                                                ----------     ---      --------      -----       --------       --------
Balance at December 31, 1997 (unaudited)......  16,776,056     $16      $142,008      $(273)      $(11,020)      $130,731
                                                ==========     ===      ========      =====       ========       ========

                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                            STATEMENTS OF CASH FLOWS

                                                           NINE MONTHS                    THREE MONTHS ENDED
                                            YEAR ENDED        ENDED        YEAR ENDED        DECEMBER 31,
                                           DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,   -------------------
                                               1995           1996            1997          1996       1997
                                           ------------   -------------   -------------   --------   --------
                                                                                              (UNAUDITED)
                                                                     (IN THOUSANDS)
Operating activities:
Net income (loss)........................    $    476       $ (4,198)       $  5,057      $   432    $ 1,033
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operations:
  Depreciation and amortization..........       6,279          5,434           7,828        1,787      1,868
  Deferred income tax expense
     (benefit)...........................         264         (1,556)          2,989           --      1,194
  Extraordinary loss due to early
     extinguishment of long-term debt....          --          1,647              --           --      2,332
  Loss on disposal of property, plant and
     equipment...........................         439             --              --           --         --
  Changes in operating assets and
     liabilities.........................
  Trade and other receivables............      (4,586)        (1,785)          3,347        2,955     (3,619)
  Prepaid expenses and deposits..........        (364)          (952)            464           42     (1,250)
  Inventory..............................      (2,814)        (1,830)          1,086          233     (1,607)
  Accounts payable and accrued
     expenses............................       6,610         (3,961)          2,792       (2,104)     3,041
  Other..................................        (574)          (276)           (492)        (881)       299
                                             --------       --------        --------      -------    -------
Net cash provided by (used in) operating
  activities.............................       5,730         (7,477)         23,071        2,464      3,291
Investing activities:
  Additions to property, plant and
     equipment...........................     (38,789)        (3,041)        (28,428)        (829)   (26,302)
                                             --------       --------        --------      -------    -------
Net cash used in investing activities....     (38,789)        (3,041)        (28,428)        (829)   (26,302)
Financing activities:
  Additions to deferred debt issuance
     costs...............................         (71)        (2,083)         (2,115)          --       (325)
  Proceeds from issuance of debt.........      40,795         86,470          11,730          320     21,763
  Net borrowings under revolving line of
     credit facility.....................          --         13,500          (5,500)      (2,000)        --
  Principal payments on debt and capital
     lease obligations...................      (7,848)       (85,669)        (19,810)         (95)   (86,178)
  Proceeds from issuance of common stock,
     net of issuance costs...............         190            100          21,958           --     86,714
                                             --------       --------        --------      -------    -------
Net cash provided by (used in) financing
  activities.............................      33,066         12,318           6,263       (1,775)    21,974
                                             --------       --------        --------      -------    -------
Net increase (decrease) in cash and
  temporary investments..................           7          1,800             906         (140)    (1,037)
Cash and temporary investments at
  beginning of period....................          11             18           1,818        1,818      2,724
                                             --------       --------        --------      -------    -------
Cash and temporary investments at end of
  period.................................    $     18       $  1,818        $  2,724      $ 1,678    $ 1,687
                                             ========       ========        ========      =======    =======

                See accompanying notes to financial statements.

                         AMERICAN ITALIAN PASTA COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     American Italian Pasta Company (the Company) is a Delaware Corporation which began operations in 1988. The Company is the third largest producer and marketer of pasta products in the United States with manufacturing and distribution facilities located in Excelsior Springs, Missouri and Columbia, South Carolina.

CHANGE IN FISCAL YEAR

     Effective for its 1996 fiscal year, the Company changed its fiscal year end from December 31 to the last Friday of September or the first Friday of October. This change resulted in a nine-month fiscal period for 1996, a 53-week year for fiscal 1997, and a 52- or 53-week year for all subsequent fiscal years. The Company's other fiscal quarters end on the Friday last preceding December 31, March 31 and June 30 or the first Friday of the following month of each quarter. For purposes of the financial statements and notes thereto, the 1997 fiscal year is described as having ended on September 30, 1997.

UNAUDITED FINANCIAL INFORMATION

     The Company has included information for the twelve months ended September 30, 1996 in the statements of operations for comparative purposes. This information is unaudited. In addition, the financial information as of December 31, 1997 and for the three-month periods ended December 31, 1996 and 1997 is unaudited. The Company believes that such information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows.

REVENUE RECOGNITION

     Sales of the Company's products, including pricing terms, are final upon shipment of the goods. Accordingly, revenue is recognized at such time.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

     The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require collateral security when trade credit is granted to customers. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The allowance for doubtful accounts at September 30, 1996 and 1997 was $60,000 and $196,000, respectively. At September 30, 1996 and 1997, approximately 34% and 37%, respectively, of accounts receivable were due from two customers.

     Pasta is made from semolina milled from durum wheat, a class of hard amber wheat grown in certain parts of the world and purchased by the Company from United States and Canadian sources. The Company mills the wheat into semolina at its Excelsior Springs plant. Durum wheat is a narrowly traded, cash only commodity crop. The Company attempts to minimize the effect of durum wheat cost fluctuations through forward purchase contracts and raw material cost-based pricing agreements with many of its customers. The Company's commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) increases on profitability, but also may temporarily affect the timing of the Company's ability to benefit from possible durum wheat cost decreases for such contracted quantities.

FINANCIAL INSTRUMENTS

     The carrying value of the Company's financial instruments, including cash and temporary investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying balance sheet at September 30, 1997, approximates fair value.

ADVERTISING COSTS

     The Company amortizes direct response advertising costs over the period in which the future benefits are expected (generally six months or less). Other costs of advertising and promotions are expensed as incurred.

CASH AND TEMPORARY INVESTMENTS

     Cash and temporary investments include cash on hand, amounts due from banks and highly liquid marketable securities with maturities of three months or less at the date of purchase.

INVENTORIES

     Inventories are stated using product specific standard costs which approximate the lower of cost or market determined on a first-in, first-out
(FIFO) basis. Inventories consist of the following:

                                                 SEPTEMBER 30,    SEPTEMBER 30,
                                                     1996             1997
                                                 -------------    -------------
                                                         (IN THOUSANDS)
Finished goods...............................       $10,809          $ 9,310
Raw materials, packaging materials and
  work-in process............................         3,565            4,365
                                                    -------          -------
                                                    $14,374          $13,675
                                                    =======          =======

PROPERTY, PLANT AND EQUIPMENT

     Capital additions, improvements and major renewals are classified as property, plant and equipment and are recorded at cost. Depreciation is calculated for financial statement purposes using the straight-line method over the estimated useful life of the related asset for each year as follows:

                                                                NUMBER OF
                                                                  YEARS
                                                                ---------
Land improvements...........................................       40
Buildings...................................................       30
Plant and mill equipment....................................       20
Packaging equipment.........................................       10
Furniture, fixtures and equipment...........................        5

     The Company capitalizes interest costs associated with the construction and installation of plant and equipment. During the fiscal year ended December 31, 1995, approximately $1,559,000 of interest cost was capitalized. There was no interest cost capitalized in fiscal 1996. During the year ended September 30, 1997, approximately $488,000 of interest cost was capitalized.

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
OTHER ASSETS

     Other assets consist of the following:

                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1996            1997
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
Debt issuance costs (Note 2)................................     $2,143          $4,258
Package design costs........................................      1,456           1,598
Other.......................................................      1,150           1,702
                                                                 ------          ------
                                                                  4,749           7,558
Accumulated amortization....................................     (2,127)         (2,983)
                                                                 ------          ------
                                                                 $2,622          $4,575
                                                                 ======          ======

     Debt issuance costs relate to expenditures incurred in connection with obtaining long-term debt. These costs are being amortized over the life of the related debt using the effective interest rate method. Debt issuance costs, net of accumulated amortization, were $3,436,000 at September 30, 1997.

     Package design costs relate to certain incremental third party costs to design artwork and produce die plates and negatives necessary to manufacture and print packaging materials according to the Company's and customer's specification. These costs are amortized ratably over a two-year period. In the event that product packaging is discontinued prior to the end of the amortization period, the respective package design costs are written off. Package design costs, net of accumulated amortization, were $378,000 at September 30, 1997.

INCOME TAXES

     The Company accounts for income taxes in accordance with the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options and have adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of the Company's employee stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

2. LONG-TERM DEBT

     The Company refinanced certain of its credit facilities subsequent to September 30, 1997 as more fully described in Note 12.

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

2. LONG-TERM DEBT -- (CONTINUED)
     The principal maturity terms of the new $150 million unsecured, revolving credit facility are as follows:

                    FACILITY                             AMOUNT        SCHEDULED COMMITMENT REDUCTION
                    --------                         --------------    ------------------------------
                                                     (IN THOUSANDS)
Scheduled Commitment Reduction...................       $ 10,000             September 30, 1999
Scheduled Commitment Reduction...................         15,000             September 30, 2000
Scheduled Commitment Reduction...................         25,000             September 30, 2001
Final Maturity...................................        100,000             September 30, 2002
                                                        --------
                                                        $150,000
                                                        ========

     Interest is to be charged at either the base rate (higher of prime or 1/2 of 1% in excess of the federal funds effective rate) or LIBOR plus an applicable margin based on a sliding scale of the ratio of the Company's total indebtedness divided by earnings before interest, taxes, depreciation and amortization (EBITDA). In addition, a commitment fee is to be charged on the unused facility balance based on the sliding scale of the Company's total indebtedness divided by EBITDA. The stated interest plus the commitment fee will be classified as interest expense.

     Long-term debt, as reclassified to reflect the refinancing events described above, consists of the following:

                                                                SEPTEMBER 30,    SEPTEMBER 30,
                                                                    1996             1997
                                                                -------------    -------------
                                                                        (IN THOUSANDS)
Term loans..................................................      $ 94,813         $ 93,938
Capital lease, 15-year term with three, five-year renewal
  options, at an imputed interest rate of 12.5%.............         3,586            3,482
Capital lease, eight-year term at an imputed interest rate
  of 8.5%...................................................         2,260            2,054
Other.......................................................           703            1,492
                                                                  --------         --------
                                                                   101,362          100,966
Less current portion........................................         8,078              829
                                                                  --------         --------
                                                                  $ 93,284         $100,137
                                                                  ========         ========

     In February 1996, the Company refinanced certain of its credit facilities. The unamortized balance of debt issuance costs of $2.6 million which related to the previous debt were written off, net of related tax benefits of $1 million, as an extraordinary loss on debt extinguishment as required by generally accepted accounting principles.

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

2. LONG-TERM DEBT -- (CONTINUED)
     The following information related to the old revolving credit facility is presented for the year ended December 31, 1995, the nine-month fiscal period ended September 30, 1996 and the year ended September 30, 1997.

                                                        1995    1996    1997
                                                        ----    ----    ----
Weighted-average interest rate......................    9.0%    8.4%    8.5%

     Annual maturities of long-term debt and capital lease obligations for each of the next five years ended September 30, including the principal amortization provisions of the refinanced credit agreement, are as follows:

                                          LONG TERM    CAPITAL LEASES
                 YEAR                       DEBT         AND OTHER        TOTAL
                 ----                     ---------    --------------    --------
1998..................................     $    --         $1,520
1999..................................          --          1,496
2000..................................          --          1,220
2001..................................          --            994
2002..................................      93,938            990
Thereafter............................          --          5,235
                                           -------         ------
                                            93,938         11,455        $105,393
Less imputed interest.................          --          4,427           4,427
                                           -------         ------        --------
Present value of net minimum
  payments............................      93,938          7,028         100,966
Less current portion..................          --            829             829
                                           -------         ------        --------
Long-term obligations.................     $93,938         $6,199        $100,137
                                           =======         ======        ========

     The new revolving credit agreement contain various restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, stock purchases, and the Company's ability to enter into certain contractual arrangements. The facility is unsecured.

     The Company leases certain assets under capital lease agreements. At September 30, 1996 and 1997, the cost of these assets was $7,128,000 and $7,949,000, respectively, and related accumulated amortization was $642,000 and $687,000, respectively.

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

3. INCOME TAXES

     At September 30, 1997, the Company has net operating loss carryforwards for federal income tax purposes that expire as follows:

2003........................................................    $   958
2004........................................................      5,253
2005........................................................         76
2006........................................................          5
2007........................................................      1,299
2008........................................................        195
2009........................................................      1,248
2010........................................................      5,121
2011........................................................     12,584
2012........................................................         58
                                                                -------
                                                                $26,797
                                                                =======

     The Company also has state income enterprise zone credits of approximately $1 million that expire in 1997.

     The Company has established a valuation allowance of approximately $1 million for state enterprise zone credits that are available but are not expected to be realized. Management believes it is more likely than not that remaining deferred tax assets will be realized through the generation of future taxable income and available tax planning strategies.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                SEPTEMBER 30,    SEPTEMBER 30,
                                                                    1996             1997
                                                                -------------    -------------
                                                                        (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforward...........................       $ 9,730          $10,183
  State enterprise zone credits.............................         1,031            1,031
  AMT credit carryforward...................................           561              676
  Other.....................................................         1,888              732
                                                                   -------          -------
Total deferred tax assets...................................        13,210           12,622
Deferred tax liabilities:
  Book basis of tangible assets greater than tax............         6,721            9,404
  Other.....................................................           710              428
                                                                   -------          -------
Total deferred tax liabilities..............................         7,431            9,832
                                                                   -------          -------
Net deferred tax assets before allowance....................         5,779            2,790
Valuation allowance for deferred tax assets.................        (1,031)          (1,031)
                                                                   -------          -------
Net deferred tax assets.....................................       $ 4,748          $ 1,759
                                                                   =======          =======

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

3. INCOME TAXES -- (CONTINUED)
     Significant components of the provision for income taxes are as follows:

                                                                        NINE MONTHS
                                                        YEAR ENDED         ENDED         YEAR ENDED
                                                       DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                           1995            1996             1997
                                                       ------------    -------------    -------------
                                                                       (IN THOUSANDS)
Current income tax expense.........................        $  6           $    --          $   81
Deferred tax expense (benefit).....................         264            (1,556)          2,989
                                                           ----           -------          ------
Net income tax expense (benefit)...................        $270           $(1,556)         $3,070
                                                           ====           =======          ======

     The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is as follows:

                                                                        NINE MONTHS
                                                        YEAR ENDED         ENDED         YEAR ENDED
                                                       DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                           1995            1996             1997
                                                       ------------    -------------    -------------
                                                                       (IN THOUSANDS)
Income (loss) before income taxes..................        $746           $(4,107)         $8,127
U.S. statutory tax rate............................        x34%              x34%            x34%
                                                           ----           -------          ------
Federal income tax expense (benefit) at U.S.
  statutory rate...................................         254            (1,396)          2,763
State income tax expense(benefit), net of federal
  tax effect.......................................          30              (165)            325
Other, net.........................................         (14)                5             (18)
                                                           ----           -------          ------
Net income tax expense (benefit)...................        $270           $(1,556)         $3,070
                                                           ====           =======          ======

4. COMMITMENTS AND CONTINGENCIES

     In April 1997, the Company entered into a long-term supply arrangement in which the Company is obligated to produce and the customer is obligated to purchase certain minimum annual volumes of pasta products beginning in fiscal 1998. In order to fulfill its obligations under the contract, the Company will be required to expand significantly its available production capacity.

     The Company has committed approximately $86 million to expand significantly its existing manufacturing, milling and distribution facilities. The expansion assets are anticipated to be placed in service during fiscal 1998. As of September 30, 1997, cumulative expansion expenditures are $23,721,000, including capitalized interest of $488,000. The remaining expansion costs will be funded from a portion of the proceeds from the Company's common stock sale (see Note
12), available bank credit facilities and cash provided by operations.

     The Company had durum wheat purchase commitments totaling approximately $8.0 million and $15.1 million at September 30, 1996 and 1997, respectively.

     Under an agreement with its predominant rail carrier, the Company is obligated to transport specified wheat volumes. In the event the specified transportation volumes are not met, the Company is required to reimburse certain rail carrier costs. The Company is in compliance with the volume obligations at September 30, 1997.

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

5. MAJOR CUSTOMERS

     Sales to a certain customer during the year ended December 31, 1995, the fiscal nine-months ended September 30, 1996 and the year ended September 30, 1997 represented 33%, 27% and 27% of revenues, respectively. Sales to a second customer during the year ended December 31, 1995, the fiscal nine-months ended September 30, 1996 and the year ended September 30, 1997 represented 23%, 19% and 22% of revenues, respectively.

6. STOCK OPTION PLAN

     In October 1992, a stock option plan was established that authorizes the granting of options to purchase up to 1,201,880 shares of the Company's common stock by certain officers and key employees. In October 1993, an additional plan was established that authorizes the granting of options to purchase up to 82,783 shares of the Company's common stock. The stock options expire 10 years from the date of grant and become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements.

                                         NUMBER OF    OPTION PRICE    WEIGHTED AVERAGE
                                          SHARES       PER SHARE       EXERCISE PRICE     EXERCISABLE
                                         ---------    ------------    ----------------    -----------
Outstanding at
  December 31, 1994..................      673,433    $ 2.33-$4.92         $ 4.06           374,447
Exercised............................           --
Granted..............................      339,562    $  12.23             $12.23
Canceled/Expired.....................           --
                                         ---------
Outstanding at
  December 31, 1995..................    1,012,995    $2.33-$12.23         $ 6.79           455,942
Exercised............................           --
Granted..............................        1,226    $  12.23             $12.23
Canceled/Expired.....................         (613)   $  12.23             $12.23
                                         ---------
Outstanding at
  September 30, 1996.................    1,013,608    $2.33-$12.23         $ 6.80           541,471
Exercised............................           --
Granted..............................      262,052    $7.02-$12.23         $ 8.87
Canceled/Expired.....................      (96,334)   $4.92-$12.23         $12.09
                                         ---------
Outstanding at
  September 30, 1997.................    1,179,326    $2.33-$12.23         $ 6.83           734,877
                                         =========

     The following table summarizes outstanding and exercisable options at September 30, 1997:

                                             OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                       -------------------------------    -------------------------------
                                         NUMBER       WEIGHTED AVERAGE      NUMBER       WEIGHTED AVERAGE
          EXERCISE PRICES              OUTSTANDING     EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
          ---------------              -----------    ----------------    -----------    ----------------
$2.33-$2.38........................      226,456           $ 2.36           226,456           $ 2.36
$4.92..............................      445,137             4.92           338,563             4.92
$7.02..............................      169,244             7.02            57,028             7.02
$12.23.............................      338,489            12.23           112,830            12.23

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

6. STOCK OPTION PLAN -- (CONTINUED)
     SFAS No. 123 requires the disclosure of pro forma net income and earnings per share for stock-based awards as if the Company had used the fair value method of accounting for such awards. Under SFAS No. 123, the fair value is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method with the following weighted-average assumptions: expected life, 18 months following vesting; no stock volatility; risk free interest rate of 6% and no dividends during the expected term. Based on these calculations and assumptions, the effect of applying SFAS No. 123's fair value method to the Company's stock-based awards granted subsequent to December 15, 1994 results in pro forma net income which is not materially different from amounts reported in the accompanying statements of operations.

7. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan organized under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows all qualifying employees to contribute up to the tax deferred contribution limit allowable by the Internal Revenue Service. The Company will match 50% of the employee contributions up to a maximum employee contribution of 6% of the employee's salary and may contribute additional amounts to the plan as determined annually by the Board of Directors. Employer contributions related to the plan totaled $139,000, $124,000 and $200,000 for the year ended December 31, 1995, the fiscal nine-months ended September 30, 1996 and the year ended September 30, 1997, respectively.

8. PLANT EXPANSION COSTS

     Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, reported as a separate line item in the statement of operations. Plant expansion costs amounted to $2,065,000 for the year ended December 31, 1995.

9. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                        NINE MONTHS
                                                        YEAR ENDED         ENDED         YEAR ENDED
                                                       DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                           1995            1996             1997
                                                       ------------    -------------    -------------
                                                                       (IN THOUSANDS)
Supplemental disclosure of cash flow information:
Cash paid for interest.............................       $9,675          $8,101           $9,899
                                                          ======          ======           ======
Cash paid for income tax...........................       $  100          $   50           $   --
                                                          ======          ======           ======

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

10. PRODUCT INTRODUCTION COSTS

     During 1996, the Company began distribution of its Pasta LaBella flavored pasta products into the United States' retail grocery trade. Introduction of these products was supported by significant advertising, promotions and other initiatives. The Company's selling and marketing expense includes the following product introduction costs:

                                                                 NINE MONTHS
                                                                    ENDED         YEAR ENDED
                                                                SEPTEMBER 30,    SEPTEMBER 30,
                                                                    1996             1997
                                                                -------------    -------------
                                                                        (IN THOUSANDS)
Introductory advertising....................................       $3,587           $  137
In-store product demonstrations.............................          692              307
Direct response advertising amortization....................          166              200
Product placement fees paid.................................        3,113            1,633
Introductory trade incentives...............................          268               --
Other.......................................................          296              588
                                                                   ------           ------
Total product introduction costs............................       $8,122           $2,865
                                                                   ======           ======

     There were no such costs in 1995.

11. NOTES RECEIVABLE FROM OFFICERS

     In April 1997, certain officers of the Company acquired 42,366 shares of common stock. At the same time, the Company loaned these officers $298,000, all of which remains outstanding at September 30, 1997. The loans which were evidenced by promissory notes are payable in equal installments over three years commencing upon termination of certain transfer restrictions applicable to such shares under the Stockholders Agreement, not later than December 31, 1998. The notes are collateralized by the pledge of shares of common stock of the Company, may be prepaid in part or in full without notice or penalty and bear interest at the applicable federal rate in effect on the first day of each quarter. These loans, evidenced by promissory notes, are classified as a reduction to stockholders equity in the accompanying balance sheet at September 30, 1997.

12. SUBSEQUENT EVENTS

     PUBLIC OFFERING OF COMMON STOCK AND RECAPITALIZATION

     On October 8, 1997, the Company completed an initial public offering (the "Offering") of 7,900,000 shares of Class A Common Stock, par value of $.001 per share (the "New Class A Common Stock"), of which 5,310,000 shares were offered by the Company and 2,590,000 shares were sold by certain selling stockholders. The offering of 5,310,000 primary shares at $18 per share, generated $95.6 million of gross proceeds. Net proceeds of the offering were $87 million, after deducting the expenses of the offering. The Company used the proceeds of the offering to pay down the Company's outstanding debt. Prior to consummation of the Offering, the Company amended and restated its Charter and By-Laws and effected a recapitalization such that (i) the common equity of the Company consists of New Class A Common Stock and Class B Convertible Common Stock, par value $.001 per share (the "New Class B Common Stock") and (ii) each previously-outstanding share of common stock of the Company was converted into
6.132043 shares of New Class A Common Stock. All share and per share data included in the financial statements and accompanying footnotes have been restated to reflect the recapitalization of New Class A Common Stock. Shares of New Class A Common Stock held by persons other than private equity funds sponsored by Morgan

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

12. SUBSEQUENT EVENTS -- (CONTINUED)
Stanley Dean Witter (the "Morgan Stanley Stockholders") and certain related persons are not convertible into New Class B Common Stock. Holders of New Class B Common Stock will have no right to vote on matters submitted to a vote of stockholders, except in certain circumstances. Shares of the New Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of New Class A Common Stock (1) at the option of the holder thereof to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of New Class A Common Stock, and (2) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to any person that is not a Morgan Stanley Stockholder.

     In connection with the recapitalization, the Company's Charter was amended to provide that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions) redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no present plans to issue any shares of Preferred Stock.

     1997 EQUITY INCENTIVE PLAN

     In October 1997, the Board of Directors adopted the 1997 Equity Incentive Plan for all employees. Under the Plan, the Board or a committee designated by the Board is authorized to grant nonqualified stock options, incentive stock options, reload options, stock appreciation rights, shares of restricted Common Stock, performance shares, performance units and shares of Common Stock awarded as a bonus. There are 2,000,000 shares of Common Stock reserved for issuance under the Plan. On October 9, 1997, the Board of Directors granted options to purchase 993,391 shares of common stock at $18 per share. The stock options expire 10 years from the date of grant and become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements.

     REVOLVING CREDIT FACILITY

     On October 17, 1997, the Company completed a restructuring of its primary bank credit facility. The restructured facility initially provides the Company with $150 million in credit on an unsecured, revolving basis at interest rates which are 250 basis points lower than the previous agreement. As a result of the restructuring the Company anticipates a first quarter extraordinary charge of approximately $2.3 million, net of tax, related to the write off of current and deferred debt issuance costs.

     The current and noncurrent portions of long-term debt outstanding at September 30, 1997 have been reclassified in the Company's balance sheet to reflect the scheduled maturities of the new debt. The terms of the new debt are described more fully in Note 2.

13. NET INCOME (LOSS) PER COMMON SHARE

     The Company adopted SFAS No. 128 "Earnings Per Share" in its first quarter ended on December 31, 1997. SFAS No. 128 replaced the former reporting of primary and fully diluted earnings per share with its required reporting of basic and diluted earnings per share. Under the new requirements, the dilutive effect of

                         AMERICAN ITALIAN PASTA COMPANY

                               SEPTEMBER 30, 1997

13. NET INCOME (LOSS) PER COMMON SHARE -- (CONTINUED) stock options is excluded from basic earnings per share but included in the computation of diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS No. 128 requirements.

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, stock issued and common stock options granted by the Company during the 12 months preceding the October 1997 filing date for its initial public offering have been included in the calculation of weighted-average common and common equivalent shares outstanding, using the treasury stock method based on the initial public offering price of $18 per share, as if the stock and options were outstanding for all periods presented.

     The following table sets forth the computation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

                                              NINE MONTHS    TWELVE MONTHS                   THREE MONTHS ENDED
                               YEAR ENDED        ENDED           ENDED        YEAR ENDED        DECEMBER 31,
                              DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -------------------
                                  1995           1996            1996            1997          1996       1997
                              ------------   -------------   -------------   -------------   --------   --------
                                                              (UNAUDITED)                        (UNAUDITED)
                                                                (IN THOUSANDS)
Numerator:
  Income (loss) before
     extraordinary item.....    $   476         $(2,551)        $(1,843)        $ 5,057      $   432    $ 3,365
  Extraordinary item:
     Loss due to early
       extinguishment of
       long-term debt, net
       of income taxes......         --          (1,647)         (1,647)             --           --     (2,332)
                                -------         -------         -------         -------      -------    -------
Numerator for basic and
  diluted earnings per
  share.....................    $   476         $(4,198)        $(3,490)        $ 5,057      $   432    $ 1,033
                                =======         =======         =======         =======      =======    =======
Denominator:
  Denominator for basic
     earnings per share --
     weighted average
     shares.................     10,195          10,223          10,219          11,466       10,230     16,430
Effect of dilutive
  securities:
  Employee stock options....        238              --              --             653          250      1,025
                                -------         -------         -------         -------      -------    -------
Dilutive potential common
  shares....................        238              --              --             653          250      1,025
                                -------         -------         -------         -------      -------    -------
Denominator for diluted
  earnings per share --
  adjusted weighted average
  shares....................     10,433          10,223          10,219          12,119       10,480     17,455
                                =======         =======         =======         =======      =======    =======

                       AIPC'S PASTA PRODUCTION FACILITIES

                PICTURE                            PICTURE

                      PICTURE                         PICTURE

                                   AIPC LOGO

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                      [ALTERNATE INTERNATIONAL COVER PAGE]
PROSPECTUS (Subject to Completion)

Issued April 9, 1998

                                5,400,000 Shares
                                                                       AIPC LOGO
                         American Italian Pasta Company
                              CLASS A COMMON STOCK
                            ------------------------
OF THE 5,400,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 1,000,000 SHARES ARE BEING SOLD BY THE COMPANY AND 4,400,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF CLASS A COMMON STOCK
 BY SUCH SELLING STOCKHOLDERS. OF THE 5,400,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 1,080,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE
UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 4,320,000 SHARES
    ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." THE CLASS A COMMON STOCK OF THE COMPANY IS
LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "PLB." ON APRIL 7, 1998,
 THE REPORTED LAST SALE PRICE OF THE CLASS A COMMON STOCK ON THE NEW YORK STOCK
          EXCHANGE COMPOSITE TRANSACTIONS TAPE WAS $36 3/8 PER SHARE.

                            ------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                  Underwriting
                               Price to           Discounts and         Proceeds to      Proceeds to Selling
                                Public           Commissions(1)         Company(2)          Stockholders
                               --------          --------------         -----------      -------------------
Per Share...............           $                    $                    $                    $
Total(3)................           $                    $                    $                    $

------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

(2) Before deducting expenses payable by the Company estimated at $750,000.

(3) Certain Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 810,000 additional Shares of Class A Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
    commissions and proceeds to selling stockholders will be $        ,
    $        and $        , respectively. The Company will not receive any
    proceeds from the sale of Shares of Class A Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriters."

                            ------------------------

     The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares of Class A Common Stock
will be made on or about           , 1998 at the office of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
            ALEX. BROWN & SONS
                     INTERNATIONAL

                         GOLDMAN SACHS INTERNATIONAL

                                     GEORGE K. BAUM & COMPANY
          , 1998

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the Offering described in this Registration Statement.

Securities and Exchange Commission registration fee.........     $66,409
NASD Examination Fee........................................      23,011
New York Stock Exchange Listing Fee.........................       1,500
Accounting Fees and Expenses................................      50,000
Printing and Engraving Expenses.............................     150,000
Legal Fees and Expenses.....................................     125,000
Blue Sky Fees and Expenses..................................      15,000
Transfer Agent and Registrar Fees and Expenses..............       1,000
Miscellaneous...............................................     318,080
                                                                --------
  Total.....................................................    $750,000
                                                                ========

---------------

     The foregoing items, except for the Securities and Exchange Commission, NASD and New York Stock Exchange fees, are estimated. All expenses will be borne by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL"), empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Charter and By-laws of the Company provide that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The Charter and By-laws will permit the board of directors to authorize the Company to purchase and obtain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his or her capacity as such. Reference is made to Article V of the Company's Charter filed as Exhibit 3.1 hereto and to Article VI of the Company's By-laws filed as Exhibit 3.2 hereto.

     As permitted by the DGCL, the Company's charter provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for a breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit.

     The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Registrant's directors, its officers who signed the Registration Statement and its controlling persons and by the Registrant of the Underwriters, directors and their controlling persons against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act:

     (a) On March 8, 1995, the Company issued to Mr. Schroeder 21,401 shares of Old Common Stock for an aggregate purchase price of $105,293, or $4.92 per share, in lieu of cash compensation under a consulting agreement between HWS Associates, Inc., an entity owned by Mr. Schroeder, and the Company (the "Schroeder Consulting Agreement").

     (b) On December 28, 1995, the Company issued to Mr. Schroeder 11,712 shares of Old Common Stock for a purchase price of $57,625, or $4.92 per share, in lieu of cash compensation under the Schroeder Consulting Agreement.

     (c) On April 4, 1996, the Company issued to Mr. Schroeder 6,733 shares of Old Common Stock for a purchase price of $33,127, or $4.92 per share, in lieu of cash compensation under the Schroeder Consulting Agreement.

     Each of the sales of securities referenced in (a) - (c) above were made to Mr. Schroeder, Chairman of the Board of Directors, for investment purposes, a restrictive legend was included on the stock certificates, and no underwriters were involved. All of such sales were made in reliance upon an exemption from the registration requirements of the Securities Act set forth in Section 4(2) thereof.

     (d) On April 13, 1995 the Company issued an aggregate of 20,328 shares of Old Common Stock to certain of the Company's then-executive officers, including Timothy S. Webster, David E. Watson, Norman F. Abreo, David
         B. Potter and Darrel Bailey, for an aggregate purchase price of $100,014, or $4.92 per share. These shares were purchased with funds loaned by the Company evidenced by promissory notes made payable to the Company over a three year period commencing upon termination of transfer restrictions applicable to such shares under the Stockholders Agreement. Such loans bear interest at the then applicable federal rate.

     (e) On July 7, 1995, the Company issued to JSS Management Co. Ltd., of which James Schlindwein, a former director of the Company, and his wife are the general partner and limited partner, respectively, 20,322 shares of Old Class A Common Stock (as defined under "Description of Capital Stock -- General" in the Prospectus) for a purchase price of $99,983, or $4.92 per share.

     (f) On April 15, 1997, the Company issued an aggregate of 3,174,528 shares of Old Class A Common Stock at a purchase price of $7.02 per share, aggregating $22,291,947, to all but one of the then-current stockholders of the Company and several members of the Company's management team (the "1997 Private Equity Financing"), all of whom are officers, directors and senior managers or a spouse thereof. In particular, the Company issued 2,563,323 shares to the MSCP Funds (as defined in the Prospectus), 427,219 shares to affiliated investment funds of George K. Baum & Company, an aggregate of 49,056 shares to a trust of which Mr. Schroeder is the trustee and members of his family are the beneficiaries, an aggregate of 28,483 shares to Mr. Schlindwein, his wife and JSS Management Co. Ltd., an aggregate of 20,242 shares to Mr. Webster and trusts for the benefit of members of his family, 42,513 shares to David E. Watson, 5,194 shares to Norman F. Abreo and 13,024 shares to David B. Potter.

     In each of the sales of securities referenced in paragraphs (d) - (f) above, the purchasers made representations as to their investment intent, a restrictive legend was included on the stock certificates, and no underwriters were involved. All of such sales were made in reliance upon an exemption from the registration requirements of the Securities Act set forth in Section 4(2) thereof.

     (g) On June 24, 1997, the Company issued 31,200 shares of Old Class A Common Stock to the American Italian Pasta Company Retirement Savings Plan pursuant to an exemption from registration requirements set forth in Section 3(a)(2) of the Securities Act.

     (h) On February 25, 1998, the Company issued 544 shares of Class A Common Stock to each of John P. O'Brien, William R. Patterson and Richard C. Thompson, all directors of the Company, pursuant to an exemption from registration requirements set forth in Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBIT INDEX

     The exhibit index is set forth on page II-6 of this Registration Statement and is hereby incorporated herein by reference.

     (B) FINANCIAL STATEMENT SCHEDULES

     No financial statement schedules are filed as part of this Registration Statement for the reason that they are not required or are not applicable, or the required information is shown in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) It will provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Excelsior Springs, State of Missouri, as of the 9th day of April, 1998.

                                          AMERICAN ITALIAN PASTA COMPANY

                                          By:    /s/ TIMOTHY S. WEBSTER
                                            ------------------------------------
                                                  Name: Timothy S. Webster
                                            Title: President and Chief Executive
                                                           Officer

                        POWER OF ATTORNEY AND SIGNATURES

     Each of the undersigned hereby severally constitute and appoint Timothy S. Webster and David E. Watson, and each of them singly, with power of substitution and resubstitution, as his or her true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all things in our names and on our behalf in such capacities to enable American Italian Pasta Company to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        /s/ HORST W. SCHROEDER             Chairman of the Board of Directors            April 9, 1998
---------------------------------------
          Horst W. Schroeder

        /s/ TIMOTHY S. WEBSTER             President, Chief Executive Officer and        April 9, 1998
---------------------------------------    Director (Principal Executive Officer)
          Timothy S. Webster

          /s/ DAVID E. WATSON              Executive Vice President and Chief            April 9, 1998
---------------------------------------    Financial Officer, Treasurer and Secretary
            David E. Watson                (Principal Financial and Accounting
                                           Officer)

         /s/ JONATHAN E. BAUM              Director                                      April 9, 1998
---------------------------------------
           Jonathan E. Baum

           /s/ DAVID Y. HOWE               Director                                      April 9, 1998
---------------------------------------
             David Y. Howe

         /s/ ROBERT H. NIEHAUS             Director                                      April 9, 1998
---------------------------------------
           Robert H. Niehaus

          /s/ JOHN P. O'BRIEN              Director                                      April 9, 1998
---------------------------------------
            John P. O'Brien

       /s/ WILLIAM R. PATTERSON            Director                                      April 9, 1998
---------------------------------------
         William R. Patterson

        /s/ LAWRENCE B. SORREL             Director                                      April 9, 1998
---------------------------------------
          Lawrence B. Sorrel

        /s/ RICHARD C. THOMPSON            Director                                      April 9, 1998
---------------------------------------
          Richard C. Thompson

                                 EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 1.1      Form of Underwriting Agreement
 3.1      Amended and restated Certificate of Incorporation dated
          October 7, 1997, attached as Exhibit 3.1 to the Company's
          registration statement on Form S-1, as amended (Commission file no. 333-32827) (the "1997 Registration Statement"), is incorporated by reference herein as Exhibit 3.1
 3.2      Amended and restated By-Laws dated October 7, 1997, attached as Exhibit 3.2 to the 1997 Registration Statement, are
          incorporated by reference herein as Exhibit 3.2
 4.1      Specimen certificate representing the Company's Class A
          Convertible Common Stock, par value $0.001 per share,
          attached as Exhibit 4.1 to the 1997 Registration Statement, is incorporated by reference herein as Exhibit 4.1
 4.2      Specimen certificate representing the Company's Class B
          Convertible Common Stock, par value $0.001 per share,
          attached as Exhibit 4.2 to the 1997 Registration Statement, is incorporated by reference herein as Exhibit 4.2
 5.1      Opinion of Sonnenschein Nath & Rosenthal
 8.1      Opinion of Sonnenschein Nath & Rosenthal with respect to
          certain tax matters
10.1      Credit Agreement among the Company, various banks named
          therein, and Bankers Trust Company, as Arranger and Agent, dated as of October 30, 1992, as amended and restated as of
          October 17, 1997, attached as Exhibit 10 to the Company's
          Quarterly Report on Form 10-Q for the period ended January
          2, 1998 (Commission file no. 001-13403), is incorporated by reference herein as Exhibit 10.1
10.2+     Manufacturing and Distribution Agreement dated as of April
          15, 1997 between Bestfoods and the Company, attached as
          Exhibit 10.2 to the 1997 Registration Statement, is
          incorporated by reference herein as Exhibit 10.2
10.3+     Amended and Restated Supply Agreement dated October 29,
          1992, as amended July 1, 1997, between the Company and Sysco
          Corporation, attached as Exhibit 10.3 to the 1997
          Registration Statement, is incorporated by reference herein as Exhibit 10.3
10.4      Warehouse Lease dated May 23, 1995 between the Company and
          Lanter Company, which is attached as Exhibit 10.4 to the
          1997 Registration Statement, is incorporated by reference
          herein as Exhibit 10.4
10.5      Warehouse lease dated September 2, 1997 between the Company and Lanter Company
10.6      Employment Agreement between the Company and Timothy S.
          Webster effective October 8, 1997, which is attached as
          Exhibit 10.5 to the 1997 Registration Statement, is
          incorporated by reference herein as Exhibit 10.6
10.7      Employment Agreement dated September 30, 1997 between the
          Company and Horst W. Schroeder, which is attached as Exhibit
          10.6 to the 1997 Registration Statement, is incorporated by reference herein as Exhibit 10.7
10.8      Employment Agreement dated September 30, 1997 between the
          Company and David E. Watson, which is attached as Exhibit
          10.7 to the 1997 Registration Statement, is incorporated by reference herein as Exhibit 10.8
10.9      Employment Agreement dated September 30, 1997 between the
          Company and Norman F. Abreo, which is attached as Exhibit
          10.8 to the 1997 Registration Statement, is incorporated by reference herein as Exhibit 10.9
10.10     Second Amended and Restated Shareholders' Agreement dated
          April 7, 1998 by and between the Company and the
          stockholders named therein.

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
10.11     American Italian Pasta Company 1992 Stock Option Plan, which is attached as Exhibit 10.11 to the 1997 Registration
          Statement, is incorporated by reference herein as Exhibit
          10.11
10.12     American Italian Pasta Company 1993 Non-Qualified Stock
          Option Plan, which is attached as Exhibit 10.12 to the 1997
          Registration Statement, is incorporated by reference herein as Exhibit 10.12
10.13     1996 Salaried Bonus Plan, which is attached as Exhibit 10.13 to the 1997 Registration Statement, is incorporated by
          reference herein as Exhibit 10.13
10.14     1997 Equity Incentive Plan, which is attached as Exhibit
          10.14 to the 1997 Registration Statement, is incorporated by reference herein as Exhibit 10.14
23.1      Consent of Ernst & Young LLP
23.2      Consent of Sonnenschein Nath & Rosenthal (included in
          Exhibit 5.1 and 8.1)
24.1      Powers of Attorney (included on signature page)
27.1      Restated Financial Data Schedule

---------------

 + The Commission has granted confidential treatment with respect to portions of this document. The redacted material has been filed separately with the Commission.